                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-86963

                               46,250,000 Shares

[LOGO]
                         PACKAGING CORPORATION OF AMERICA

                                  Common Stock

                                 -------------

    This is an initial public offering of shares of common stock of Packaging Corporation of America.

    PCA is offering 11,250,000 of the shares to be sold in the offering. Pactiv Corporation, formerly known as Tenneco Packaging Inc., the selling stockholder, is offering an additional 35,000,000 shares. PCA will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

    Prior to this offering, there has been no public market for the common stock. The common stock has been approved for listing on the New York Stock Exchange under the symbol "PKG".

    SEE "RISK FACTORS" ON PAGE 10 TO READ ABOUT MATERIAL RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              Per Share        Total
                                                              ----------   -------------
Initial public offering price...............................    $12.00     $555,000,000
Underwriting discount.......................................    $ 0.64     $ 29,600,000
Proceeds, before expenses, to PCA...........................    $11.36     $127,800,000
Proceeds, before expenses, to the selling stockholder.......    $11.36     $397,600,000

    To the extent that the underwriters sell more than 46,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 6,160,240 shares from the selling stockholder at the initial public offering price less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York, New York on February 2, 2000.

GOLDMAN, SACHS & CO.

              MORGAN STANLEY DEAN WITTER

                                                   SALOMON SMITH BARNEY

DEUTSCHE BANC ALEX. BROWN                                      J.P. MORGAN & CO.
                                  ------------

                       Prospectus dated January 27, 2000.

                       [PICTURES DEPICTING REPRESENTATIVE
                         CORRUGATED PACKAGING PRODUCTS]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT PACKAGING CORPORATION OF AMERICA AND THE OFFERING. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL DATA AND RELATED NOTES AND THE DOCUMENTS TO WHICH WE REFER YOU, BEFORE MAKING AN INVESTMENT DECISION. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  OUR BUSINESS

OVERVIEW

    PCA is the sixth largest producer of containerboard in the United States and the sixth largest manufacturer of corrugated packaging products, based on 1998 production capacity and 1999 estimated production capacity. Our sales were $1.571 billion in 1998 and $1.250 billion on a pro forma basis for the nine months ended September 30, 1999.

PRODUCTS

    PCA produces corrugated containers as well as the containerboard used to manufacture corrugated containers. Corrugated containers are the most commonly used type of paper packaging. According to the Fibre Box Handbook, over 90% of the goods shipped in most developed countries get to market using corrugated packaging. Corrugated containers, sometimes referred to as cardboard boxes, are made by combining multiple layers of heavyweight paper known as containerboard and fabricating them into finished boxes.

  CONTAINERBOARD

    The two types of containerboard are linerboard and medium. Linerboard is used for the two flat outer facings while medium is used to form the fluted inner or middle layer of the corrugated sheet. Kraft linerboard and semi-chemical medium are common types of linerboard and medium that are made from a high percentage of virgin, as opposed to recycled, fiber. Virgin fiber is produced by chemically processing wood into pulp. By industry definition, kraft linerboard must contain no less than 80% virgin fiber and semi-chemical medium no less than 75% virgin fiber. All other containerboard is referred to as recycled. The recycled fiber used to make recycled containerboard comes primarily from used corrugated containers as well as other recovered and reprocessed papers.

  CORRUGATED CONTAINERS

    Converting plants fabricate corrugated sheets and produce corrugated containers. Converting plants may be either corrugator plants or sheet plants. Corrugator plants perform both a combining operation and a boxmaking operation. In the combining operation, corrugated medium is fluted into a wavy sheet and laminated to linerboard to produce corrugated, or combined sheets. In the boxmaking operation, the combined sheet is then printed, cut, folded and joined to create the finished boxes. Sheet plants purchase already combined sheets and form them into finished boxes.

OPERATIONS

    PCA produces kraft linerboard and semi-chemical medium at four mill locations. In 1999, our mills produced 2.2 million tons of containerboard, which accounted for 6% of U.S. capacity.

    PCA also operates 67 converting facilities in 25 states. Of these facilities, 39 are corrugator plants, 26 are sheet plants and two are small, specialty operations. These specialty operations include a collating and distribution packaging center, as well as a machine rebuild facility. Our corrugator plants convert approximately 80% of the containerboard we produce into finished corrugated containers. As a result, we are considered an integrated producer. By industry standards, integrated producers own their own containerboard mills and use at least 50% of the containerboard production from those mills in their converting operations. In 1999, our converting plants shipped approximately 27 billion square feet of corrugated packaging products, compared to 25 billion square feet in 1998. PCA's 1998 shipments represented 6% of all corrugated packaging products shipped in the United States.

    PCA currently owns approximately 390,000 acres of timberland and has the rights to cut the wood from an additional 150,000 acres through long term lease agreements. Over 95% of our owned or leased wood supply is within 100 miles of our mill sites. This close proximity minimizes handling and transportation costs and ensures us a reliable supply of wood fiber. We have recently sold 405,000 acres of our timberland, but have entered into supply agreements covering 329,000 acres of this timberland to provide a future supply of wood fiber during the terms of these agreements. The proceeds from these sales were used to pay down debt.

COMPETITIVE STRENGTHS AND BUSINESS STRATEGIES

  LOW-COST PRODUCER

    Because containerboard is a commodity, containerboard producers compete primarily on price. Therefore, having a low manufacturing cost operation is an important competitive advantage. PCA's Counce and Tomahawk mills represent two-thirds of PCA's containerboard production capacity. Based on studies by Jacobs-Sirrine, an industry consulting firm, these two mills were ranked in the lowest quartile for cash manufacturing costs in the industry. One of these studies was a single-client study that we paid Jacobs-Sirrine to perform in February 1998. The other was a multi-client study issued by Jacobs-Sirrine in the fourth quarter of 1998 that was available for purchase by the general public.

  INTEGRATED OPERATIONS

    The high level of integration between our containerboard and converting operations helps to provide a stable and predictable demand for our containerboard mill production. It also helps to dampen earnings fluctuations. According to Pulp & Paper Week, from 1995 to 1998, industry containerboard prices declined by 31% and earnings from our containerboard mills were adversely affected. During the same period, our average corrugated container price fell by only 11%. We were able to maintain relatively stable margins and earnings in our converting operations since the costs for the containerboard purchased by our converting plants were lower, which offset the decline in corrugated container prices.

  DIVERSIFIED CUSTOMER BASE

    PCA's corrugated container customer base is broadly diversified across industries and geographic locations. In 1999, we sold corrugated products to over 9,000 customers, which required us to ship to over 15,000 separate customer locations. This broad customer base reduces our dependence on any single customer or market. For 1999, no customer represented more than 6% of our total sales and our top 10 customers represented only about 20% of our total sales.

  FOCUS ON VALUE-ADDED PRODUCTS AND SERVICES

    Through acquisitions and capital investments, we have broadened our ability to provide specialized printing and package design, product features and superior customer service. As a result, our corrugated container selling price per thousand square feet has consistently exceeded the industry average since 1995.

                              RECENT DEVELOPMENTS

FOURTH QUARTER FINANCIAL RESULTS

    We reported fourth quarter 1999 operating income of $83 million on net sales of $446 million. Operating income for the fourth quarter included a $12 million pre-tax gain on timberland sales. Operating income improved $70 million compared to fourth quarter 1998 adjusted operating income of $13 million. Fourth quarter 1998 adjusted operating income excluded a $14 million restructuring charge and a $4 million charge for factored receivables financing from Tenneco Inc. Our improved earnings are primarily the result of higher prices and sales volumes for both containerboard and corrugated products. We reported fourth quarter 1999 net income available to common stockholders of $23 million, which excludes a $7 million extraordinary loss, net of taxes, related to the early extinguishment of debt.

DEBT REDUCTION

    Using $263 million in timberland sale proceeds and other cash generated from operations, we prepaid an additional $331 million of senior debt in the fourth quarter. From April 12, 1999, the date we became a stand-alone company, through December 31, 1999, we have prepaid $440 million of senior debt. As of December 31, 1999, we had $779 million of senior debt and $550 million of senior subordinated debt outstanding. As a result of our lower total debt level and prevailing business conditions, we reduced our $250 million of availability under our revolving credit facility to $150 million in the fourth quarter, and as of December 31, 1999, had no amounts outstanding under that facility.

                                 EQUITY SPONSOR

    Madison Dearborn Partners, LLC, a private equity investment firm, was the financial sponsor for the transactions by which PCA acquired its current operations. Madison Dearborn, through limited partnerships of which it is the general partner, has approximately $4 billion of assets under management. Madison Dearborn focuses on investments in several specific sectors including natural resources, communications, consumer, health care and industrial. Madison Dearborn's objective is to invest, in partnership with outstanding management teams, in companies which have the potential for significant long-term equity appreciation. Since 1980, Madison Dearborn's principals have invested approximately $2.6 billion in more than 150 management buyout and private equity transactions in which the firm acted as a leading investor. PCA is Madison Dearborn's largest equity investment to date.

                                THE TRANSACTIONS

    On April 12, 1999, Pactiv Corporation, formerly known as Tenneco Packaging Inc., sold its containerboard and corrugated packaging products business to PCA, an entity formed by Madison Dearborn in January 1999, for $2.2 billion, consisting of $246.5 million in cash, the assumption of $1.76 billion of debt incurred by Pactiv immediately prior to the contribution, and a 45% common equity interest in PCA valued at $193.5 million. PCA Holdings LLC, an entity organized and controlled by Madison Dearborn, acquired the remaining 55% common equity interest in PCA for $236.5 million in cash, which was used to finance in part the transactions.

    The financing of the transactions consisted of (1) borrowings under a new $1.46 billion senior credit facility for which J.P. Morgan Securities Inc. and BT Alex. Brown Incorporated (the predecessor to Deutsche Banc Alex. Brown) were co-lead arrangers, (2) the offering of $550 million of 9 5/8% senior subordinated notes due 2009 and $100 million of 12 3/8% senior exchangeable preferred stock due 2010, (3) a cash equity investment of $236.5 million by PCA Holdings and (4) an equity investment by Pactiv valued at $193.5 million.

    The senior credit facility was entered into to finance in part the transactions and to pay related fees and expenses and to provide future borrowings to PCA for general corporate purposes, including working capital. The senior credit facility initially consisted of three term loan facilities in an original aggregate principal amount of $1.21 billion and a revolving credit facility with up to $250 million in availability. PCA's total borrowings under the senior credit facility as of September 30, 1999 consisted of $1.110 billion of term loans. No amounts were outstanding under the revolving credit facility as of that date.

    The following sets forth the current common stock ownership of PCA, before giving effect to the sale of common stock in the offering:

                                    [GRAPH]

--------------

(1) The other investors in PCA Holdings are Sixty Wall Street Fund, L.P., J.P. Morgan Capital Corporation, BT Capital Investors, L.P. and other investors, none of whom own more than 0.5% of the equity interests of PCA Holdings.

(2) PCA has also issued options to management to purchase common stock, which, if exercised, would result in management owning in the aggregate approximately 9.6% of the common equity of PCA.

(3) Pactiv was formerly known as Tenneco Packaging Inc. and was formerly a wholly owned subsidiary of Tenneco Inc. Tenneco Inc. is now known as Tenneco Automotive Inc. and is often referred to in this prospectus as Tenneco. Pactiv was spun off from Tenneco in November 1999 and is now a publicly traded company.

(4) PCA was formed in January 1999 and acquired the containerboard and corrugated packaging products business of The Containerboard Group of Pactiv in April 1999 as a result of the transactions. The Containerboard Group is often referred to in this prospectus as the Group.

    After giving effect to the offering and assuming the exercise in full of the underwriters' over-allotment option from Pactiv, Pactiv will not own any shares of common stock of PCA, PCA

Holdings will own 47.5% of the outstanding common stock and management will own 3.0% of the outstanding common stock, without giving effect to the exercise of any options issued to management in June 1999, or 8.6% of the outstanding common stock assuming the exercise in full of these options.

                                  THE OFFERING

Shares offered by PCA................................   11,250,000

Shares offered by selling stockholder................   35,000,000
                                                       -----------

    Total shares offered.............................   46,250,000
                                                       ===========

Shares outstanding after the offering................  105,850,000

New York Stock Exchange symbol.......................          PKG

Use of proceeds......................................  PCA will use the net proceeds from the sale of its shares to redeem all of
                                                       its outstanding 12 3/8% senior
                                                       exchangeable preferred stock due 2010.
                                                       PCA will not receive any of the
                                                       proceeds from the sale of the shares
                                                       being sold by the selling stockholder.

    Except as otherwise indicated, we have presented the information in this prospectus assuming that the underwriters do not exercise their option to purchase additional shares from the selling stockholder in the offering.

    The number of shares outstanding after the offering is based on the shares outstanding as of December 31, 1999 and does not take into account the 6,576,460 shares of common stock issuable upon the exercise by management of outstanding options, all of which will become exercisable upon completion of the offering.

                          PRINCIPAL EXECUTIVE OFFICES

    Our principal executive offices are located at 1900 West Field Court, Lake Forest, Illinois 60045 and our telephone number is (847) 482-3000.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    Set forth below are the summary historical and pro forma financial data of PCA and The Containerboard Group of Pactiv Corporation, which we refer to in this prospectus as the Group. The historical financial data as of and for the years ended December 31, 1996, 1997 and 1998 has been derived from the audited combined financial statements of the Group, which was acquired by PCA in the transactions, and the related notes thereto included elsewhere in this prospectus. The historical financial data as of and for the years ended
December 31, 1994 and 1995 has been derived from the unaudited financial statements of the Group. The historical financial data for the nine months ended September 30, 1998 and the period from January 1, 1999 to April 11, 1999 has been derived from the unaudited condensed combined financial statements of the Group included elsewhere in this prospectus. The historical financial data as of September 30, 1999 and for the period from April 12, 1999 to September 30, 1999 has been derived from the unaudited consolidated financial statements of PCA included elsewhere in this prospectus. The unaudited pro forma financial data as of and for the nine months ended September 30, 1999 and for the year ended December 31, 1998 was derived from the unaudited pro forma financial information included elsewhere in this prospectus. The information in the following table should be read in conjunction with "The Transactions," "Unaudited Pro Forma Financial Information," "Selected Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the historical combined financial statements of the Group and the related notes, and the historical consolidated financial statements of PCA and the related notes contained elsewhere in this prospectus.

                                                      GROUP                                      PCA         GROUP
                       -------------------------------------------------------------------   -----------   ----------
                                                                                                              NINE
                                                                                              PRO FORMA      MONTHS
                                             YEAR ENDED DECEMBER 31,                         YEAR ENDED      ENDED
                       -------------------------------------------------------------------    DEC. 31,     SEPT. 30,
                          1994          1995          1996          1997          1998          1998          1998
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
  DATA:
Net sales............. $ 1,441,673   $ 1,844,708   $ 1,582,222   $ 1,411,405   $ 1,571,019   $1,571,019    $1,184,142
Cost of sales.........  (1,202,996)   (1,328,838)   (1,337,410)   (1,242,014)   (1,289,644)  (1,270,184)     (962,126)
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Gross profit........     238,677       515,870       244,812       169,391       281,375      300,835       222,016
Selling and
  administrative
  expenses............     (71,312)      (87,644)      (95,283)     (102,891)     (108,944)    (102,568)      (79,670)
Corporate overhead/
  allocation(3).......     (34,678)      (38,597)      (50,461)      (61,338)      (63,114)     (63,114)      (47,530)
Restructuring/
  impairment
  charge(4)...........          --            --            --            --       (14,385)     (14,385)           --
Other income
  (expense)...........      (4,701)      (16,915)       56,243        44,681        26,818       41,592        32,064
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Income (loss) before
    interest, income
    taxes and
    extraordinary
    item..............     127,986       372,714       155,311        49,843       121,750      162,360       126,880
Interest expense,
  net.................        (740)       (1,485)       (5,129)       (3,739)       (2,782)    (159,476)       (2,148)
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
Income (loss) before
  income taxes and
  extraordinary
  item................     127,246       371,229       150,182        46,104       118,968        2,884       124,732
Income tax benefit
  (expense)...........     (50,759)     (147,108)      (59,816)      (18,714)      (47,529)        (516)      (49,654)
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Income (loss) before
    extraordinary
    item..............      76,487       224,121        90,366        27,390        71,439        2,368        75,078
Extraordinary item....          --            --            --            --            --           --            --
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net income (loss)... $    76,487   $   224,121   $    90,366   $    27,390   $    71,439   $    2,368    $   75,078
                       ===========   ===========   ===========   ===========   ===========   ===========   ==========

                           GROUP               PCA(2)
                        -----------   -------------------------
                          JAN. 1,     APRIL 12,     PRO FORMA
                           1999         1999       NINE MONTHS
                          THROUGH      THROUGH        ENDED
                         APRIL 11,    SEPT. 30,     SEPT. 30,
                           1999         1999          1999
                        -----------   ---------   -------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
  DATA:
Net sales.............  $   433,182   $816,538     $ 1,249,720
Cost of sales.........     (367,483)  (640,587)     (1,003,942)
                        -----------   --------     -----------
  Gross profit........       65,699    175,951         245,778
Selling and
  administrative
  expenses............      (30,584)   (53,283)        (82,463)
Corporate overhead/
  allocation(3).......      (14,890)   (13,509)        (28,399)
Restructuring/
  impairment
  charge(4)...........     (230,112)        --              --
Other income
  (expense)...........       (2,207)        56             218
                        -----------   --------     -----------
  Income (loss) before
    interest, income
    taxes and
    extraordinary
    item..............     (212,094)   109,215         135,134
Interest expense,
  net.................         (221)   (73,627)       (117,743)
                        -----------   --------     -----------
Income (loss) before
  income taxes and
  extraordinary
  item................     (212,315)    35,588          17,391
Income tax benefit
  (expense)...........       83,716    (14,655)         (7,569)
                        -----------   --------     -----------
  Income (loss) before
    extraordinary
    item..............     (128,599)    20,933           9,822
Extraordinary item....       (6,327)        --              --
                        -----------   --------     -----------
  Net income (loss)...  $  (134,926)  $ 20,933     $     9,822
                        ===========   ========     ===========

                                                      GROUP                                      PCA         GROUP
                       -------------------------------------------------------------------   -----------   ----------
                                                                                                              NINE
                                                                                              PRO FORMA      MONTHS
                                             YEAR ENDED DECEMBER 31,                         YEAR ENDED      ENDED
                       -------------------------------------------------------------------    DEC. 31,     SEPT. 30,
                          1994          1995          1996          1997          1998          1998          1998
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings per
  share(7):
  Income (loss) before
    extraordinary
    item.............. $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
  Extraordinary
    item..............          --            --            --            --            --           --            --
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------

  Net income (loss)
    per common
    share............. $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
                       ===========   ===========   ===========   ===========   ===========   ===========   ==========

Diluted earnings per
  share(7):
  Income (loss) before
    extraordinary
    item.............. $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
  Extraordinary
    item..............          --            --            --            --            --           --            --
                       -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net income (loss)
    per common
    share............. $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
                       ===========   ===========   ===========   ===========   ===========   ===========   ==========

Weighted average
  common shares out-
  standing............      94,600        94,600        94,600        94,600        94,600      105,850        94,600

OTHER DATA:
EBITDA (1)............ $   178,148   $   435,620   $   234,041   $   137,595   $   218,700   $  310,901    $  199,156
Rent expense on oper-
  ating leases bought
  out as
  part of the transac-
  tions(1)............      93,600        94,900        94,700        73,900        72,500           --        54,602
Net cash provided by
  operating
  activities..........     107,642       336,599        55,857       107,213       195,401      170,581       133,964
Net cash used for
  investing
  activities..........    (113,119)     (371,068)      (74,232)     (111,885)     (177,733)     (93,535)      (81,148)
Net cash (used for)
  provided by financ-
  ing activities......       6,112        36,454        16,767         3,646       (17,668)     (22,030)      (52,816)
Capital
  expenditures........ $   110,853   $   252,745   $   168,642   $   110,186   $   103,429   $  103,429    $   70,966

                           GROUP               PCA(2)
                        -----------   -------------------------
                          JAN. 1,     APRIL 12,     PRO FORMA
                           1999         1999       NINE MONTHS
                          THROUGH      THROUGH        ENDED
                         APRIL 11,    SEPT. 30,     SEPT. 30,
                           1999         1999          1999
                        -----------   ---------   -------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings per
  share(7):
  Income (loss) before
    extraordinary
    item..............  $     (1.36)  $    .16     $       .09
  Extraordinary
    item..............         (.07)        --              --
                        -----------   --------     -----------
  Net income (loss)
    per common
    share.............  $     (1.43)  $    .16     $       .09
                        ===========   ========     ===========
Diluted earnings per
  share(7):
  Income (loss) before
    extraordinary
    item..............  $     (1.36)  $    .16     $       .09
  Extraordinary
    item..............         (.07)        --              --
                        -----------   --------     -----------
  Net income (loss)
    per common
    share.............  $     (1.43)  $    .16     $       .09
                        ===========   ========     ===========
Weighted average
  common shares out-
  standing............       94,600     92,451         105,850
OTHER DATA:
EBITDA (1)............  $  (181,189)  $181,221     $   251,296
Rent expense on oper-
  ating leases bought
  out as
  part of the transac-
  tions(1)............       17,746         --              --
Net cash provided by
  operating
  activities..........      153,649    169,168         181,144
Net cash used for
  investing
  activities..........   (1,121,145)   (55,229)        (74,970)
Net cash (used for)
  provided by financ-
  ing activities......      967,496    (82,740)       (109,382)
Capital
  expenditures........  $ 1,128,255   $ 49,216     $    71,938

                                                                 SEPTEMBER 30, 1999
                                                              ------------------------
                                                                               PRO
                                                                ACTUAL        FORMA
                                                              ----------   -----------

BALANCE SHEET DATA:
Working capital(5)..........................................  $  179,933   $  186,142
Total assets................................................   2,425,839    2,431,955
Total long-term obligations(6)..............................   1,756,905    1,660,405
Total stockholders' equity..................................     357,720      466,545

            NOTES TO SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

1) PCA calculates "EBITDA" as income (loss) before interest, income taxes and extraordinary item, as reported, plus depreciation, depletion and amortization as reported in the statement of cash flows, as presented in the following table:

                                                                  GROUP                                 PCA         GROUP
                                        ---------------------------------------------------------   -----------   ---------
                                                                                                                    NINE
                                                                                                     PRO FORMA     MONTHS
                                                         YEAR ENDED DECEMBER 31,                    YEAR ENDED      ENDED
                                        ---------------------------------------------------------    DEC. 31,     SEPT. 30,
                                          1994        1995        1996        1997        1998         1998         1998
                                        ---------   ---------   ---------   ---------   ---------   -----------   ---------
                                                                          (IN THOUSANDS)
Income (loss) before interest, income
  taxes and extraordinary item........  $127,986    $372,714    $155,311    $ 49,843    $121,750     $162,360     $126,880
Add: Depreciation, depletion and
      amortization....................    50,162      62,906      78,730      87,752      96,950      148,541       72,276
                                        --------    --------    --------    --------    --------     --------     --------
EBITDA................................  $178,148    $435,620    $234,041    $137,595    $218,700     $310,901     $199,156
                                        ========    ========    ========    ========    ========     ========     ========

                                          GROUP              PCA(2)
                                        ---------   -------------------------
                                         JAN. 1,    APRIL 12,     PRO FORMA
                                          1999        1999       NINE MONTHS
                                         THROUGH     THROUGH        ENDED
                                        APRIL 11,   SEPT. 30,     SEPT. 30,
                                          1999        1999          1999
                                        ---------   ---------   -------------
                                                   (IN THOUSANDS)
Income (loss) before interest, income
  taxes and extraordinary item........  $(212,094)  $109,215      $135,134
Add: Depreciation, depletion and
      amortization....................     30,905     72,006       116,162
                                        ---------   --------      --------
EBITDA................................  $(181,189)  $181,221      $251,296
                                        =========   ========      ========

    For the historical periods, income (loss) before interest, income taxes and extraordinary item, includes charges for rent expense on operating leases bought out as part of the transactions. As a result of the lease buy out, PCA will no longer incur this rent expense, but will record non-cash charges for depreciation and depletion related to these assets, which are now owned rather than leased. This depreciation/depletion expense will be similar, but not identical, to the amount of rent expense. On a pro forma basis for 1998, the incremental depreciation/depletion was $7,200 less than the historical rent expense, resulting in a net increase of $4,284 to pro forma 1998 net income. To better understand historical EBITDA in relation to pro forma EBITDA for the periods presented, we believe it may be useful to add back this rent expense to reported EBITDA for the historical periods.

    PCA's EBITDA is included in this prospectus because it is a financial measure used by PCA's management to assess PCA's operating results and liquidity, and because several of the indebtedness covenants in PCA's senior credit facility and in the notes indenture are based upon a calculation that utilizes EBITDA.

    EBITDA should not be considered in isolation or viewed as a substitute for cash flow from operations, net income or other measures of performance as defined by generally accepted accounting principles, or as a measure of a company's overall profitability or liquidity. In addition, EBITDA does not represent the cash available to investors because capital expenditures, debt service and income taxes are not deducted when calculating EBITDA.

    PCA understands that EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

    In analyzing 1998 pro forma EBITDA for liquidity purposes, PCA also believes that the following additional adjustments should be considered by investors:

Pro forma EBITDA for 1998...................................  $310,901
Adjustments:
  Other income(a)...........................................   (41,592)
  Non-recurring restructuring charge(b).....................    14,385
  Reduction in corporate overhead(c)........................    32,954
  Cost savings from restructuring(d)........................    10,800
                                                              --------
Adjusted pro forma EBITDA for 1998..........................  $327,448
                                                              ========

    a) Other income for 1998 consists substantially of nonrecurring items, such as gains on the sale of non-strategic woodlands and a recycled paperboard joint venture investment, that PCA believes are not relevant in analyzing recurring EBITDA.

    b) During the fourth quarter of 1998, the Group adopted a restructuring plan to eliminate approximately 100 personnel and close down four facilities associated with the Group's business. As of December 31, 1998, substantially all actions specified in the plan had been completed. A charge of $14,385 was recorded for severance benefits, exit costs and asset impairments, and is reflected in the Group's 1998 operating profit. PCA believes that this non-recurring charge is not relevant in analyzing recurring EBITDA.

    c) As part of Tenneco, the Group was allocated $63,114 of Tenneco corporate and Pactiv overhead expenses based on a variety of allocation methods. In analyzing the carved-out business on a stand-alone basis, PCA estimates that these costs will be approximately $30,160 for the first year following the closing of the transactions. The determination of that estimate is based on detailed analyses that consider (1) compensation and benefits for Pactiv and new employees who are employed by PCA in corporate functions such as in information technology, human resources, finance and legal, and (2) non-payroll costs incurred by these departments. Where applicable, the estimates consider the terms of transition service arrangements between PCA and Pactiv.

    d) The restructuring referred to in Note (b) above will result in reduced cost of sales and selling and administrative expenses. This adjustment represents the Group's estimate of the cost savings that would have been achieved in 1998 if the restructuring had been in effect for all of 1998.

2) There was no activity for PCA from January 25, 1999, its date of inception, through April 11, 1999.

3) The corporate overhead allocation represents the amounts charged by Tenneco and Pactiv to the Group for its share of Tenneco's and Pactiv's corporate expenses. On a stand-alone basis, management estimates that PCA's overhead expense will be $30,160 for the first twelve months following the acquisition.

4) This line item consists of non-recurring charges recorded in the fourth quarter of 1998 and the first quarter of 1999 pertaining to a restructuring charge and an impairment charge, respectively. For further information about these charges, refer to Notes 7 and 14 to the Group's audited combined financial statements and Note 7 to PCA's unaudited consolidated financial statements.

5) Working capital represents (a) total current assets excluding cash and cash equivalents less (b) total current liabilities excluding the current maturities of long-term debt.

6) Total long-term obligations includes long-term debt, the current maturities of long-term debt, and redeemable preferred stock.

7) Earnings per share through April 11, 1999 has been calculated using the historical earnings of the Group and the number of common shares resulting from the closing of the acquisition on April 12, 1999 (94,600,000 common shares). For the PCA historical period from April 12, 1999 to September 30, 1999, earnings available to common stockholders includes a reduction for $5,809 of preferred stock dividends. For both pro forma periods, there is no reduction for preferred dividends because the preferred stock redemption to be completed using proceeds from the offering is treated as if it occurred at the beginning of 1998.

    For all periods presented through April 11, 1999, basic and diluted earnings per share are the same because there are no potentially dilutive other securities. For the PCA historical period from April 12, 1999 to September 30, 1999 and both pro forma periods, diluted earnings per share includes the dilutive effect of the 6,576,460 options granted in June 1999. This dilutive effect is calculated using the treasury stock method and the initial public offering price.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO MAKE AN INVESTMENT IN THE COMMON STOCK. IF ANY OF THE EVENTS DESCRIBED BELOW ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IN A MATERIAL WAY. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, PERHAPS SIGNIFICANTLY.

INDUSTRY RISKS

INDUSTRY EARNINGS CYCLICALITY--PERIODIC IMBALANCES OF SUPPLY AND DEMAND AFFECT THE PRICE AT WHICH WE CAN SELL CONTAINERBOARD AND OUR EARNINGS.

    The price at which we can sell containerboard could fall if industry oversupply conditions return or economic conditions deteriorate. This could significantly reduce our cash flow and could have a material adverse effect on our results of operations and our financial condition.

    Historically, prices for containerboard have reflected changes in containerboard supply and demand. Changes in containerboard supply result from capacity additions or reductions, as well as changes in inventory levels. Containerboard demand is dependent upon both domestic demand for corrugated packaging products and the demand for linerboard exports, which represent about 20% of total U.S. linerboard shipments, according to the Pulp & Paper 1999-2000 North American Fact Book. Domestic demand for corrugated packaging is the more stable factor. It generally corresponds to changes in the rate of growth in the U.S. economy.

    From 1994 to 1996, capacity additions outpaced both domestic and export demand for containerboard. This excess supply led to lower industry operating rates and declining prices from late-1995 until mid-1997. Although prices generally improved from mid-1997 through mid-1998, the containerboard market was still adversely affected by weaker containerboard exports. This weakness was most apparent in shipments to Asia during the second half of 1998.

    The supply/demand balance improved throughout 1999 and the average price of linerboard increased approximately 25% during 1999. However, industry oversupply conditions could return or economic conditions could deteriorate in the future.

    PCA produced approximately 2.2 million tons of containerboard in 1999. If the price per ton of containerboard sold by PCA decreased by $10 per ton, PCA's operating income would have decreased by about $22 million.

COMPETITION--THE INTENSITY OF COMPETITION IN OUR INDUSTRY COMBINED WITH THE COMMODITY NATURE OF CONTAINERBOARD COULD RESULT IN DOWNWARD PRESSURE ON PRICING, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR OPERATING RESULTS.

    PCA operates in an industry that is highly competitive, with no single containerboard or corrugated packaging producer having a dominant position. PCA's primary competition for sales of containerboard are a number of large, diversified paper companies, including Georgia-Pacific Corporation, International Paper Company, Smurfit-Stone Container Corporation,
Temple-Inland Inc., Weyerhaeuser Company and Willamette Industries, Inc. All of the companies other than Willamette are larger than PCA based on estimated 1999 production capacity. On a national level, our primary competitors for corrugated packaging include Four M Corporation, Gaylord Container Corporation, Georgia-Pacific Corporation, International Paper Company, Smurfit-Stone Container Corporation, Temple-Inland Inc., Weyerhaeuser Company and Willamette Industries, Inc. Many of these companies are larger than PCA based on estimated 1999 production capacity. The intensity of competition, together with the commodity nature of containerboard, can lead to lower prices.

    PCA produced approximately 2.2 million tons of containerboard in 1999. If the price per ton of containerboard sold by PCA decreased by $10 per ton, PCA's operating income would have decreased by about $22 million.

    We can not assure you that containerboard and corrugated packaging pricing will not decline in the future.

CLUSTER RULE COMPLIANCE--WE WILL INCUR INCREASED CAPITAL COSTS TO MEET CLUSTER RULE REQUIREMENTS.

    We currently expect to spend approximately $48 million between 2000 and 2005 to achieve compliance with new Cluster Rule requirements. Our costs to achieve Cluster Rule compliance could be significantly higher than our estimate.

    In April 1998, the United States Environmental Protection Agency finalized the Cluster Rules, which govern all pulp and paper mill operations, including those at our mills. Over the next several years, the Cluster Rules will limit our allowable discharges of air and water pollutants. As a result, we and our competitors are required to incur costs to ensure compliance with these new rules. From 1997 through 1999, we spent approximately $7 million on Cluster Rule compliance. We currently estimate that total capital costs for Cluster Rule compliance will be $19 million for 2000.

COMPANY RISKS

LEVERAGE--OUR BUSINESS MAY BE ADVERSELY IMPACTED AS A RESULT OF OUR SUBSTANTIAL LEVERAGE, WHICH REQUIRES THE USE OF A SUBSTANTIAL PORTION OF OUR EXCESS CASH FLOW AND MAY LIMIT OUR ACCESS TO ADDITIONAL CAPITAL.

    After the offering, we will continue to have a significant amount of indebtedness, and we have the right to incur additional indebtedness. The following chart shows important credit statistics as of the closing of the transactions on April 12, 1999 and as of September 30, 1999:

                                                  AT APRIL 12,    AT SEPTEMBER 30,
                                                      1999              1999
                                                  -------------   -----------------
                                                            (IN MILLIONS)
Total indebtedness..............................    $1,769.0          $1,660.4
Preferred stock.................................    $  100.0          $  100.0
Stockholders' equity............................    $  325.8          $  357.7

    For the period from January 1, 1999 to April 11, 1999, earnings were insufficient to cover fixed charges by $212.3 million. On a pro forma basis for the nine months ended September 30, 1999, our ratio of earnings to fixed charges was 1.14 to 1.

    Our substantial indebtedness could have important consequences to you. For example, it could:

    - prevent us from satisfying our obligations with respect to our outstanding indebtedness, which could lead to an event of default and an acceleration of that indebtedness;

    - increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

    - limit our ability to make strategic acquisitions or take other corporate action;

    - place us at a competitive disadvantage compared to our competitors that have proportionately less debt; and

    - limit our ability to borrow additional funds and increase the cost of funds that we can borrow.

ADDITIONAL BORROWINGS AVAILABLE--WE AND OUR SUBSIDIARIES MAY BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT, WHICH COULD INCREASE THE RISKS CREATED BY OUR SUBSTANTIAL INDEBTEDNESS.

    We and our subsidiaries may be able to incur substantial additional indebtedness in the future. For example, the senior credit facility permits additional borrowings of up to $150.0 million, all of which are currently available for borrowing, and the indenture governing our notes also permits us to incur additional indebtedness. If new debt is added to our or our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

RESTRICTIONS IMPOSED BY THE SENIOR CREDIT FACILITY AND THE INDENTURE GOVERNING OUR NOTES--OUR OPERATING FLEXIBILITY IS LIMITED IN SIGNIFICANT RESPECTS BY THE RESTRICTIVE COVENANTS IN OUR SENIOR CREDIT FACILITY AND THE INDENTURE GOVERNING OUR NOTES.

    Our senior credit facility and the indenture governing our notes impose restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability, among other things, to:

- incur additional indebtedness;            - enter into transactions with affiliates;

- pay dividends and make distributions;     - enter into sale and leaseback
                                            transactions;

- issue stock of subsidiaries;              - make capital expenditures;

- make investments;                         - merge or consolidate our company; and

- repurchase stock;                         - transfer and sell assets.

- create liens;

COST OF RAW MATERIALS--AN UNEXPECTED INCREASE IN THE COST OF WOOD FIBER COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We may not have continued access to sufficient quantities of wood fiber at current prices. Wood fiber is the largest component we use in producing containerboard. We presently satisfy about 15% of our fiber needs with wood cut from company-owned or leased timberland after giving effect to timberland sold in 1999. We purchase wood fiber from others to meet about 65% of our fiber requirements. The remaining 20% of our fiber needs are met with recycled fiber. We are more dependent on purchased wood fiber than some of our competitors. As a result, we may be more vulnerable than some competitors to increases in the market price for wood fiber.

    In the fourth quarter of 1999, we sold approximately 405,000 acres of timberland. We have entered into two wood fiber supply agreements covering approximately 329,000 of the 405,000 acres of timberland sold during 1999. The first agreement, covering 200,000 acres, is a five year agreement. The second agreement, covering 129,000 acres, is a seven year agreement. If we cannot locate other sources of wood fiber at costs comparable to our current levels, our vulnerability to market price increases will increase. PCA spends approximately $150 million annually for purchased wood fiber. If the price of all wood fiber purchased increased by 10%, our annual fiber cost would increase by about $15 million.

DEPENDENCE UPON KEY PERSONNEL--A LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

    Our success is highly dependent on the skills, experience and efforts of Paul T. Stecko, our Chairman of the Board and Chief Executive Officer, William
J. Sweeney, our Executive Vice President-Corrugated Products and Mark W. Kowlzan, our Vice President-Containerboard/Wood Products. These executives are not bound by employment contracts. The loss of services of one or more of these individuals could have a material adverse effect on our company.

    In addition, as our business develops and expands, we believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that we will be able to continue to employ key personnel or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

ENVIRONMENTAL MATTERS--PCA MAY INCUR SIGNIFICANT ENVIRONMENTAL LIABILITIES WITH RESPECT TO BOTH PAST AND FUTURE OPERATIONS.

    We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. Although we have established reserves to provide for future environmental liability, these reserves may not be adequate.

    Because liability for remediation costs under environmental laws is strict, meaning that liability is imposed without fault, joint and several, meaning that liability is imposed on each party without regard to contribution, and retroactive, we could receive notifications of cleanup liability in the future and this liability could be material. From January 1994 through December 1999, remediation costs at our mills and converting plants totaled about
$2.5 million. As of December 31, 1999, we maintained a reserve of $133,000 for environmental remediation liability as well as a general overall environmental reserve of $3,555,407, which includes funds relating to onsite landfills and surface impoundments as well as on-going and anticipated remedial projects. Total capital costs for environmental matters, including Cluster Rule compliance, was $11.0 million for 1999 and we currently estimate that they will be $26.0 million for 2000.

    We could also incur environmental liabilities as a result of claims by third parties for civil damages, including liability for personal injury or property damage, arising from releases of hazardous substances or contamination on properties on which we now conduct or formerly conducted operations.

TECHNOLOGY, FINANCIAL AND ADMINISTRATIVE REQUIREMENTS--WE MAY INCUR INCREASED COSTS TO OBTAIN NECESSARY TECHNOLOGICAL, FINANCIAL AND ADMINISTRATIVE SERVICES AFTER OUR TRANSITION AGREEMENT WITH PACTIV EXPIRES.

    Before the transactions, the Group operated as a division of Pactiv, which was then a subsidiary of Tenneco. Tenneco provided the Group with treasury, tax and selected administrative, financial reporting and information system services. As part of the sale of the Group, we negotiated a Technology, Financial and Administrative Transition Services Agreement with Pactiv for Pactiv and its affiliates to provide these services to PCA for a period of twelve months and for an additional six months at our option.

    As of December 31, 1999, we perform the following services internally that were previously part of the agreement:

    - telecommunications and data communications support services;

    - technical computer assistance;

    - disaster planning and recovery management; and

    - treasury and cash management administration.

    We continue to rely on this agreement to provide selected information systems services, periodic financial reporting, and payroll and related functions. We have exercised our option to extend these services for six months, through October 2000. To continue to operate, we will need to further extend the agreement with Pactiv, to locate another service provider or to develop the capability to provide these services internally.

    For the services Pactiv continues to perform and including the six month extension, we will pay Pactiv up to $4.7 million in 2000. If our cost to obtain these services increases by 10%, our annual costs for these services would increase by approximately $0.5 million.

UNCERTAINTY OF FUTURE BUSINESS WITH PACTIV AND TENNECO AUTOMOTIVE--IF WE ARE UNABLE TO RENEW OUR PURCHASE/SUPPLY AGREEMENTS WITH PACTIV AND TENNECO AUTOMOTIVE THERE MAY BE AN ADVERSE EFFECT ON OUR EARNINGS.

    We have agreed to supply Pactiv and Tenneco Automotive with their containerboard and corrugated packaging requirements for five years, through April 11, 2004. The agreements cover all containerboard and corrugated products that were purchased by Pactiv and Tenneco Automotive and their affiliates during the 12 months before April 12, 1999. We may not be able to extend these agreements beyond five years, and the loss of Pactiv and Tenneco Automotive as customers could have an adverse impact on our earnings if we are unable to replace that business at comparable profit levels.

    As a result of these agreements, Pactiv and Tenneco Automotive represented 4.6% and 0.7%, respectively, of our total net sales for 1999. For the year ended December 31, 1999, Pactiv accounted for $78.4 million of our sales of all products and $64.7 million of our sales of corrugated products. For the year ended December 31, 1999, Tenneco Automotive accounted for $12.7 million of our sales of corrugated products.

    Prices under these agreements were established based on prices charged to these customers before the closing of the transactions and will be adjusted if the published market price for containerboard changes. In addition, we may change prices annually for changes in the actual cost of items other than containerboard. We believe that the pricing, terms and conditions for these agreements are competitive by market standards for customers with comparable volume and product specifications.

    If PCA had to replace all of its business with Pactiv and Tenneco Automotive with new business which was only 75% as profitable, PCA's annual operating income would decrease by approximately $2 million.

CONTROLLING STOCKHOLDER; POTENTIAL CONFLICTS--THE INTERESTS OF OUR CONTROLLING STOCKHOLDER COULD CONFLICT WITH THOSE OF THE OTHER HOLDERS OF THE COMMON STOCK.

    After the offering, PCA Holdings will beneficially own approximately 47.5% of the outstanding common stock of PCA. As a result, PCA Holdings will effectively have the ability to elect all of the members of our board of directors, appoint new management and approve any action requiring the approval of our stockholders. The directors have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the declaration of dividends. The interests of PCA Holdings could conflict with the interests of the other holders of the common stock.

INVESTMENT RISKS

USE OF PROCEEDS--WE EXPECT TO USE SUBSTANTIALLY ALL OF THE NET PROCEEDS OF THE PRIMARY OFFERING TO REDEEM ALL OF OUR OUTSTANDING SENIOR EXCHANGEABLE PREFERRED STOCK AND, AS A RESULT, WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL AND LIQUIDITY REQUIREMENTS.

    We expect to use substantially all of the net proceeds of the primary offering of our common stock to redeem all of our outstanding senior exchangeable preferred stock. As a result, little or none of the net proceeds will be available to fund current or future operations. We expect that our principal sources of funds following the offering will be cash generated from operating activities and, if necessary, borrowings under our senior credit facility. We cannot assure you that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, or to provide funds for our working capital, capital expenditures and other needs for the foreseeable future. We may require additional equity or debt financing to meet our working capital requirements or to fund our capital expenditures. Additional financing may not be available if and when required or, if available, may not be on terms satisfactory to us.

ABSENCE OF PUBLIC MARKET--THE ABSENCE OF A PUBLIC MARKET FOR OUR COMMON STOCK CREATES UNCERTAINTY IN THE MARKET PRICE.

    Immediately before the offering, you could not buy or sell our common stock publicly. We and the selling stockholder will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors including:

    - prevailing market conditions;

    - PCA's historical performance;

    - estimates of the business potential and earnings prospects of PCA;

    - an assessment of PCA's management; and

    - consideration of the above factors in relation to the market valuation of companies in related businesses.

    The negotiated initial public offering price may not accurately reflect the true market value of PCA.

ABSENCE OF ACTIVE TRADING MARKET--YOU MAY NOT BE ABLE TO RESELL YOUR COMMON STOCK, OR MAY HAVE TO SELL IT AT A DISCOUNT IF AN ACTIVE TRADING MARKET IS NOT DEVELOPED AND MAINTAINED.

    No public market currently exists for our common stock. Although our common stock has been approved for listing on the New York Stock Exchange, a liquid market for the common stock may not develop or be maintained. As a result, you may not be able to sell your shares of common stock or may have to sell them at a discount.

PRICE AND VOLUME FLUCTUATIONS--THE TRADING VOLUME AND PRICE OF OUR COMMON STOCK COULD FLUCTUATE SUBSTANTIALLY.

    The market for our shares may be subject to extreme price and volume fluctuations. We believe that a number of factors, both within and outside our control, could cause the trading volume and price of our common stock to fluctuate, perhaps substantially. Important factors that could cause our common stock to fluctuate include:

    - announcements of developments related to our business or our competitors' or customers' businesses;

    - fluctuations in our financial results;

    - general conditions or developments in the containerboard and corrugated packaging products business;

    - potential sales of our common stock into the marketplace by us or our stockholders; and

    - a shortfall in revenue, gross margin, earnings or other financial results or changes in research analysts' expectations.

AVAILABILITY OF SIGNIFICANT AMOUNTS OF COMMON STOCK FOR SALE--THE MARKET PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED AS A RESULT OF THE AVAILABILITY OF A SIGNIFICANT AMOUNT OF OUR COMMON STOCK FOR SALE.

    The future sale of a substantial number of shares of common stock in the public market following the offering, or the perception that future sales could occur, could adversely affect the prevailing market price of our common stock. Approximately 105,850,000 shares of our common stock will be outstanding after completion of the offering and approximately 6,576,460 additional shares of common stock will be subject to currently exercisable options. All 46,250,000 shares of common stock being offered in the offering will be eligible for immediate resale in the public market without restriction, except for any shares purchased by our affiliates.

    Our officers and directors and all of our existing stockholders have agreed with the underwriters not to offer, sell, hedge, or contract to sell, hedge or otherwise dispose of any of their shares of common stock or any other securities of PCA that they own that are substantially similar to the common stock for a period of at least 180 days after the date of the offering without the prior written approval of Goldman, Sachs & Co. After the 180 day lock-up period expires, these shares will be freely tradeable, subject to limitations imposed by Rule 144 and Rule 701 under the Securities Act and, in some cases, to transfer restrictions contained in management equity agreements.

    Beginning 180 days after the completion of the offering, PCA Holdings, which currently holds 50,306,960 shares of our common stock, will have the right to require us to register its shares of common stock under the Securities Act at our expense. If the underwriters do not exercise their overallotment option, Pactiv will beneficially own 6,160,240 shares of common stock and will also have rights that require us to register its shares of common stock under the Securities Act at our expense beginning 180 days after the completion of the offering.

CHARTER DOCUMENTS--SOME OF THE PROVISIONS OF OUR CHARTER DOCUMENTS COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS AND COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

    PCA's certificate of incorporation and its bylaws may have the effect of making it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of PCA.

    PCA's certificate of incorporation authorizes its board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of PCA's outstanding voting stock.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements about us that are subject to risks and uncertainties. Forward-looking statements include information concerning our future financial condition and business strategy. Statements that contain words such as "believes," "expects," "anticipates," "intends," "estimates" or similar expressions are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. While we believe these expectations and projections are reasonable, forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things, those risks identified under the caption "Risk Factors."

                                THE TRANSACTIONS

    In July 1998, Tenneco announced its intent to pursue strategic alternatives which could result in the separation of Tenneco's automotive, specialty packaging and containerboard and corrugated packaging products businesses. Tenneco analyzed various alternatives for the separation of Pactiv's containerboard and corrugated packaging products business, which we often refer to in this prospectus as the Group, including a sale, merger, spin-off or initial public offering. Pactiv entered into negotiations with Madison Dearborn for the sale of the Group in January 1999. Madison Dearborn, a private equity investment firm that invests in this sector, believed that the Group represented an attractive investment opportunity.

    On January 25, 1999, Pactiv entered into a contribution agreement to sell the Group to PCA, an entity formed by Madison Dearborn in January 1999, for $2.2 billion, consisting of $246.5 million in cash, the assumption of $1.76 billion of debt incurred by Pactiv immediately prior to the contribution, and a 45% common equity interest in PCA valued at $193.5 million. Under the terms of the contribution agreement, PCA Holdings, an entity organized and controlled by Madison Dearborn, acquired the remaining 55% common equity interest in PCA for $236.5 million in cash, which was used to finance in part the transactions.

    The financing of the transactions consisted of (1) borrowings under the senior credit facility, (2) the offering of the senior subordinated notes,
(3) the offering of the senior exchangeable preferred stock, (4) a cash equity investment of $236.5 million by PCA Holdings and (5) an equity investment by Pactiv valued at $193.5 million.

    The senior credit facility was entered into to finance in part the transactions and to pay related fees and expenses and to provide future borrowings to PCA for general corporate purposes, including working capital. The senior credit facility consists of three term loan facilities in an original aggregate principal amount of $1.21 billion and a revolving credit facility which originally had up to $250 million in availability. PCA's total borrowings under the senior credit facility as of September 30, 1999 consisted of $1.110 billion of term loans. No amounts were outstanding under the revolving credit facility as of that date.

    The following table sets forth the sources and uses of funds for the transactions.

DOLLARS IN THOUSANDS
SOURCES OF FUNDS:
  Senior credit facility
    Revolving credit facility (a)...........................  $    9,000
    Term Loan A.............................................     460,000
    Term Loan B.............................................     375,000
    Term Loan C.............................................     375,000
  Notes.....................................................     550,000
  Preferred stock...........................................     100,000
  PCA Holdings equity investment............................     236,500
  Pactiv equity investment..................................     193,500
                                                              ----------
    Total...................................................  $2,299,000
                                                              ==========
USES OF FUNDS:
  Acquisition consideration (b).............................  $2,200,000
  Estimated fees, expenses and working capital (c)..........      99,000
                                                              ----------
    Total...................................................  $2,299,000
                                                              ==========

--------------

(a) Immediately after the closing of the transactions, we had $241 million in additional availability under our new revolving credit facility. As of September 30, 1999, we had $250 million in availability and no borrowings outstanding under the revolving credit facility. If we had, the interest rate would have been 8.40% per annum on any amounts borrowed. Effective December 14, 1999, we elected to reduce our availability under the revolving credit facility from $250 million to $150 million.

(b) The acquisition consideration does not include the impact of a post-closing price adjustment based on changes to the net working capital of the containerboard business from September 30, 1998 through the closing. On August 25, 1999, PCA Holdings and Pactiv agreed that the acquisition consideration should be reduced as a result of this adjustment by an amount equal to $20 million plus interest through the date of payment by Pactiv. On September 23, 1999, Pactiv paid PCA $20.7 million, representing the
    $20 million adjustment and $0.7 million of interest. PCA recorded
    $11.9 million of this amount on the June 30, 1999 balance sheet, representing the amount that was previously agreed to, and recorded the remaining amount in September 1999.

(c) Includes a fee paid to Madison Dearborn at the closing of the transactions of $15 million plus out-of-pocket expenses incurred in connection with the transactions.

    Before the closing of the transactions in April 1999, it was agreed that after the closing, members of PCA's management would have the right to acquire PCA common stock at the same price per share being paid by PCA Holdings in the transactions, and receive options with an exercise price equal to the amount being paid by PCA Holdings for common stock in the transactions. After the closing of the transactions, PCA offered to 125 members of management of PCA shares of common stock of PCA at the same price per share paid by PCA Holdings. These employees included five executive officers, 11 senior managers and 109 facility and key managers. Of these employees, 113 elected to purchase common stock in the offering. PCA sold a total of 3,132,800 shares of common stock in the management offering. The proceeds were used to redeem 1,723,040 shares from PCA Holdings and 1,409,760 shares from Pactiv. PCA also issued to management options to purchase 6,576,460 shares.

    Before the closing of the transactions, Pactiv agreed under the terms of the contribution agreement to purchase certain timberland that was leased by Pactiv for use by the containerboard business and buy-out all remaining mill operating leases (collectively, the "Lease Buy-out"). As a result of the Lease Buy-out, PCA owned approximately 800,000 acres of timberland, had lease or harvest rights to 150,000 acres of timberland and owned all of its mills.

                                USE OF PROCEEDS

    The net proceeds to PCA from the sale of the 11,250,000 shares of common stock being offered by it in the offering will be approximately $125,300,000 at an initial public offering price of $12.00 per share, after deducting the underwriting discounts and estimated offering expenses of $9,700,000 payable by PCA.

    PCA will use the net proceeds to redeem all outstanding shares of its 12 3/8% senior exchangeable preferred stock due 2010 (1,058,094 shares as of January 1, 2000) at a redemption price of 112.375% of its liquidation preference, plus accrued and unpaid dividends through the date of redemption. If the redemption occurred on March 3, 2000, the redemption price would be 112.375% of $105,809,400, plus $5,564,913 of accrued and unpaid dividends, or $124,468,226.

    Any net proceeds received by PCA in excess of the amounts required to redeem the outstanding senior exchangeable preferred stock will be used to pay down debt or for general corporate purposes, including working capital. Any proceeds used to pay down debt would be applied ratably to the following term loans oustanding under PCA's senior credit facility:

    - Term Loan A, which matures in quarterly installments from December 2001 through 2005, with a weighted average interest rate of 8.7036% and $296,148,760 outstanding as of December 31, 1999;

    - Term Loan B, which matures in quarterly installments from December 2001 through 2007, with a weighted average interest rate of 9.0894% and $241,425,620 outstanding as of December 31, 1999; and

    - Term Loan C, which matures in quarterly installments from December 2001 through 2008, with a weighted average interest rate of 9.4536% and $241,425,620 outstanding as of December 31, 1999.

    PCA entered into the senior credit facility on April 12, 1999. The proceeds of the loans made under the senior credit facility were used to finance a portion of the transactions and related expenses, to refinance outstanding indebtedness and liabilities and for general corporate purposes including working capital.

    PCA will not receive any of the proceeds from the sale of the shares by the selling stockholder in the offering.

                                    DILUTION

    The net tangible book value of PCA as of September 30, 1999 was approximately $356.1 million, or $3.76 per share of common stock. Net tangible book value per share represents the amount of our stockholders' equity, less intangible assets, divided by 94,600,000 shares of common stock outstanding as of September 30, 1999.

    After giving effect to the sale of the 11,250,000 shares of common stock being offered by PCA at an initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by PCA, and after using most of the net proceeds to redeem the senior exchangeable preferred stock, the pro forma net tangible book value of PCA as of September 30, 1999 would have been approximately $465.0 million, or $4.39 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $.63 per share to existing stockholders and an immediate dilution of $7.61 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share............               $    12.00
  Net tangible book value per share at
    September 30, 1999.............................  $     3.76
  Increase per share attributable to new
    investors......................................         .63
                                                     ----------
Pro forma net tangible book value per share after
  the offering.....................................                     4.39
                                                                  ----------
Net tangible book value dilution per share to new
  investors........................................               $     7.61
                                                                  ==========

    The following table summarizes on a pro forma basis, as of September 30, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from PCA, the aggregate consideration paid and the average price per share paid, before deducting estimated underwriting discounts and commissions and offering expenses payable by PCA:

                                            SHARES PURCHASED     TOTAL CONSIDERATION
                                          --------------------  ---------------------  AVERAGE PRICE
                                            NUMBER     PERCENT     AMOUNT     PERCENT    PER SHARE
                                          -----------  -------  ------------  -------  -------------
Existing stockholders...................   94,600,000     89.4% $342,596,000     71.7%    $  3.62
New investors...........................   11,250,000     10.6   135,000,000     28.3       12.00
                                          -----------  -------  ------------  -------     -------
  Total.................................  105,850,000    100.0% $477,596,000    100.0%
                                          ===========  =======  ============  =======

    The foregoing discussion and tables assume no exercise of any stock options outstanding as of September 30, 1999. As of September 30, 1999, there were options outstanding to purchase a total of 6,576,460 shares of common stock with a weighted average exercise price of approximately $4.55 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                                DIVIDEND POLICY

    We intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business and to repay existing indebtedness. Accordingly, we currently have no plans to pay dividends on our common stock. The payment of any future dividends will be determined by PCA's board of directors in light of conditions then existing, including PCA's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of the agreements governing our outstanding indebtedness, we are prohibited or restricted from paying dividends on our common stock. In addition, under Delaware law, we are prohibited from paying any dividends unless we have "capital surplus" or "net profits" available for this purpose, as these terms are defined under Delaware law.

                                 CAPITALIZATION

    The following table sets forth the capitalization of PCA as of September 30, 1999 on an actual basis, and as adjusted to reflect the sale of the 11,250,000 shares of common stock offered by PCA in the offering at an initial public offering price of $12.00 per share, after deducting the underwriting discounts and estimated offering expenses payable by PCA and after applying the net proceeds therefrom as described in "Use of Proceeds." The information in this table should be read in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited combined financial statements of the Group and the related notes and the audited financial statements of PCA and the related note, which appear elsewhere in this prospectus.

                                                                 SEPTEMBER 30, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash........................................................  $   31,200   $   38,316
                                                              ==========   ==========
Debt:
  Senior credit facility
    Revolving credit facility (a)...........................          --           --
    Term Loan A.............................................     421,983      421,983
    Term Loan B.............................................     344,008      344,008
    Term Loan C.............................................     344,008      344,008
  Notes.....................................................     550,000      550,000
  Other.....................................................         406          406
                                                              ----------   ----------
    Total debt..............................................   1,660,405    1,660,405

Senior exchangeable preferred stock, liquidation preference
  $100 per share; 3,000,000 shares authorized, 1,000,000
  shares issued and outstanding, actual; no shares issued
  and outstanding, as adjusted..............................      96,500           --

Stockholders' equity:
  Junior preferred stock, liquidation preference $1.00 per
    share, 100 shares authorized, issued and outstanding
    (b).....................................................          --           --
  Common stock, par value $.01 per share,
    300,000,000 shares authorized; 94,600,000 shares issued
    and outstanding, actual; 105,850,000 shares issued and
    outstanding, as adjusted (c)............................         946        1,059
  Additional paid-in capital (c)............................     341,650      466,837
  Retained earnings.........................................      15,124       (1,351)
                                                              ----------   ----------
  Total stockholders' equity................................     357,720      466,545
                                                              ----------   ----------
    Total capitalization....................................  $2,114,625   $2,126,950
                                                              ==========   ==========

--------------
(a) As of September 30, 1999, we had $250 million in availability and no borrowings outstanding under our revolving credit facility. If we had, the interest rate would have been 8.40% per annum on any amounts borrowed. Effective December 14, 1999, we elected to reduce our availability under the revolving credit facility from $250 million to $150 million.

(b) Any references to preferred stock contained in this prospectus do not include the 100 shares of junior preferred stock unless otherwise indicated. PCA Holdings and Pactiv collectively hold all of the shares of junior preferred stock. Following the offering, PCA Holdings will hold all of the shares of junior preferred stock. Holders of the junior preferred stock are not entitled to receive any dividends or distributions, and have no voting rights. Shares of junior preferred stock may not be reissued after being reacquired in any manner by PCA.

(c) The as adjusted amount does not include the 6,576,460 shares of common stock issuable upon exercise of stock options issued under PCA management equity agreements at an exercise price of approximately $4.55 per share. All of these options will become exercisable upon completion of the offering.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma financial information has been derived by the application of pro forma adjustments, which give effect to the April 12, 1999 transactions, to the historical combined financial statements of the Group, which was acquired by PCA in the transactions, and the historical consolidated financial statements of PCA, both of which are included elsewhere in this prospectus. The transactions include the following related events:

    - borrowings under the senior credit facility;

    - the Lease Buy-out;

    - Pactiv's contribution of the containerboard and corrugated packaging products business to PCA in exchange for Pactiv's equity investment and cash;

    - issuance of PCA common stock to PCA Holdings in exchange for cash;

    - PCA's issuance of the notes and preferred stock; and

    - PCA's grant of options to management.

    The unaudited pro forma statements of income for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to the transactions as if the transactions had been consummated on January 1, 1998. The pro forma adjustments exclude the impacts, if any, resulting from the potential effect of interest rate hedges on the senior credit facility.

    See "The Transactions" for more information about the sale of equity to PCA management. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market Risk and Risk Management Policies" for more information about the interest rate hedges on the senior credit facility.

    The transactions represented a series of related transactions that fall within the scope of EITF Issue No. 88-16, BASIS IN LEVERAGED BUY-OUT TRANSACTIONS. However, in accordance with the guidance in EITF 88-16, because a change in control was deemed not to have occurred due to the existence of certain participating veto rights held by PCA directors designated by Pactiv, the transactions are considered a recapitalization-restructuring for which a change in accounting basis is not appropriate. Accordingly, PCA has recorded the Group net assets contributed by Pactiv at their historical values.

    The pro forma financial information also reflects the issuance by PCA of 11,250,000 shares of common stock in the offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

    The unaudited pro forma financial information is for comparative purposes only and does not purport to represent what PCA's results of operations would actually have been had the transactions in fact occurred on the assumed dates or to project PCA's results of operations for any future period. The unaudited pro forma financial information should be read in conjunction with the Group's historical combined financial statements and related notes, PCA's historical consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included elsewhere in this prospectus.

    The pro forma and other adjustments, as described in the accompanying notes to the unaudited pro forma balance sheet and statements of income, are based on available information and assumptions that management believes are reasonable.

                        PACKAGING CORPORATION OF AMERICA
                       UNAUDITED PRO FORMA BALANCE SHEET

                                                                          PCA           PRO FORMA        PCA
                                                                   SEPTEMBER 30, 1999  ADJUSTMENTS    PRO FORMA
                                                                   ------------------  ------------  -----------
                                                                                  (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents......................................      $   31,200      $   7,116 (a) $   38,316
  Accounts receivable, net.......................................         213,152                       213,152
  Receivables from affiliated companies..........................              --                            --
  Notes receivable...............................................             590                           590
  Inventories....................................................         155,428                       155,428
  Prepaid expenses and other current assets......................          18,656                        18,656
                                                                       ----------      ---------     ----------
    TOTAL CURRENT ASSETS.........................................         419,026          7,116        426,142

Property, plant and equipment, at cost:
  Land, timber, timberlands and buildings........................         710,317                       710,317
  Machinery and equipment........................................       1,891,051                     1,891,051
  Other, including construction in progress......................         123,474                       123,474
  Less: Accumulated depreciation and depletion...................        (817,918)                     (817,918)
                                                                       ----------                    ----------
    PROPERTY, PLANT AND EQUIPMENT, NET...........................       1,906,924                     1,906,924
                                                                       ----------                    ----------

  Intangible assets..............................................           1,588                         1,588
                                                                       ----------                    ----------
  Other long-term assets.........................................          97,642         (1,000)(c)     96,642
                                                                       ----------                    ----------
  Investments....................................................             659                           659
                                                                       ----------      ---------     ----------
    TOTAL ASSETS.................................................      $2,425,839      $   6,116     $2,431,955
                                                                       ==========      =========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............................      $    8,196      $             $    8,196
  Accounts payable...............................................         100,047                       100,047
  Payables to Tenneco affiliates.................................              --                            --
  Accrued interest...............................................          25,703                        25,703
                                                                                            (400)(c)
  Accrued liabilities............................................          82,143         (5,809)(a)     75,934
                                                                       ----------      ---------     ----------
    TOTAL CURRENT LIABILITIES....................................         216,089         (6,209)       209,880
                                                                       ----------      ---------     ----------

Long-term liabilities:
  Long-term debt.................................................       1,652,209                     1,652,209
  Deferred taxes.................................................          96,099                        96,099
  Other liabilities..............................................           7,222                         7,222
                                                                       ----------                    ----------
    TOTAL LONG-TERM LIABILITIES..................................       1,755,530                     1,755,530
                                                                       ----------      ---------     ----------

  Mandatorily redeemable preferred stock, liquidation preference
    $100 per share, 3,000,000 shares authorized, 1,000,000 shares issued and outstanding, actual; no shares issued and
    outstanding, as adjusted.....................................          96,500        (96,500)(a)         --

  Stockholders' equity:
  Junior preferred stock, liquidation preference $1.00 per share,
    100 shares authorized, issued and outstanding................              --                            --
  Common stock, par value $.01 per share, 300,000,000 shares authorized; 94,600,000 shares issued and outstanding, actual;
    105,850,000 shares issued and outstanding, pro forma (b).....             946            113 (a)      1,059

  Additional paid in capital (b).................................         341,650        125,187 (a)    466,837
                                                                                            (600)(c)
  Retained earnings..............................................          15,124        (15,875)(a)     (1,351)
                                                                       ----------      ---------     ----------
    TOTAL STOCKHOLDERS' EQUITY...................................         357,720        108,825        466,545
                                                                       ----------      ---------     ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................      $2,425,839      $   6,116     $2,431,955
                                                                       ==========      =========     ==========

                        PACKAGING CORPORATION OF AMERICA
                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) Assumes the net proceeds from the sale of 11,250,000 new shares of common stock will be primarily used to redeem all of the outstanding shares of PCA's 12 3/8% senior exchangeable preferred stock due 2010 (1,000,000 shares as of September 30, 1999) at a redemption price of 112.375% of its liquidation preference, plus accrued and unpaid dividends, as follows:

                                                     REDEMPTION OF
                                      ISSUANCE OF      PREFERRED        NET
                                      COMMON STOCK       STOCK       ADJUSTMENT
                                      ------------   -------------   ----------
Cash................................   $  125,300     $ (118,184)     $  7,116
Accrued dividends...................           --         (5,809)       (5,809)
Preferred stock.....................           --        (96,500)      (96,500)
Common stock........................          113             --           113
Additional paid-in capital..........      125,187             --       125,187
                                                          (3,500)
Retained earnings...................           --        (12,375)      (15,875)

(b) Common stock and additional paid-in capital as of September 30, 1999 have been adjusted for a 220-for-one stock split effected on October 19, 1999.

(c) Represents the accelerated charge to expense of the bonus paid to PCA's CEO as a result of the completion of the offering. As this charge is non-recurring, it has not been reflected as an adjustment to the unaudited pro forma statement of income.

                        PACKAGING CORPORATION OF AMERICA
                    UNAUDITED PRO FORMA STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998

                                                           PRO FORMA ADJUSTMENTS
                                                       -----------------------------
                                            GROUP      APRIL 12, 1999                    PCA PRO
                                         HISTORICAL      TRANSACTION      OFFERING      FORMA(L)
                                         ----------      -----------      --------      --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..............................  $ 1,571,019    $      --        $    --       $ 1,571,019
                                                            7,200 (a)         --
Cost of sales..........................   (1,289,644)      12,260 (b)         --        (1,270,184)
                                         -----------    ---------        -------       -----------
  Gross profit.........................      281,375       19,460             --           300,835
                                                            1,449 (b)
                                                           (1,973)(c)
                                                            2,500 (d)
Selling and administrative expenses....     (108,944)       4,400 (e)         --          (102,568)
Corporate overhead allocation..........      (63,114)          --             --           (63,114)
Non-recurring restructuring charge.....      (14,385)          --             --           (14,385)
Other income...........................       26,818       14,774 (g)         --            41,592
                                         -----------    ---------        -------       -----------
  Income before interest and income
    taxes..............................      121,750       40,610             --           162,360
Interest expense, net..................       (2,782)    (156,694)(h)         --          (159,476)
                                         -----------    ---------        -------       -----------
  Income before income taxes...........      118,968     (116,084)            --             2,884
Income tax (expense) benefit...........      (47,529)      47,013 (i)         --              (516)
                                         -----------    ---------        -------       -----------
Net income.............................       71,439      (69,071)            --             2,368
Preferred dividends and accretion of
  preferred stock issuance costs.......           --      (12,693)(k)     12,693 (n)            --
                                         -----------    ---------        -------       -----------
Net income available to common
  stockholders.........................  $    71,439    $ (81,764)       $12,693       $     2,368
                                         ===========    =========        =======       ===========
Basic net income per common share (o)..                                                $       .02
                                                                                       ===========
Diluted net income per common share
  (o)..................................                                                $       .02
                                                                                       ===========

                        PACKAGING CORPORATION OF AMERICA

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                              GROUP                PCA              PRO FORMA ADJUSTMENTS
                           JANUARY 1,        APRIL 12, 1999      ---------------------------
                              1999               THROUGH          APRIL 12,
                             THROUGH          SEPTEMBER 30,         1999                             PCA
                         APRIL 11, 1999          1999(M)         TRANSACTION       OFFERING       PRO FORMA
                         --------------    -------------------   -----------       --------       ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..............     $ 433,182           $ 816,538         $     --         $      --      $1,249,720
                                                                       688 (a)
Cost of sales..........      (367,483)           (640,587)           3,440 (b)            --      (1,003,942)
                            ---------           ---------         --------         ---------      ----------
  Gross profit.........        65,699             175,951            4,128         $      --         245,778
                                                                       367 (b)
                                                                      (493)(c)
                                                                       701 (d)
Selling and
  administrative
  expenses.............       (30,584)            (53,283)             829 (e)            --         (82,463)
Corporate overhead/
  allocation...........       (14,890)            (13,509)              --                --         (28,399)
Non-recurring
  impairment charge....      (230,112)                 --          230,112 (f)            --              --
Other income (expense),
  net..................        (2,207)                 56            2,369 (g)            --             218
                            ---------           ---------         --------         ---------      ----------
  Income (loss) before
    interest, income
    taxes and
    extraordinary
    item...............      (212,094)            109,215          238,013                --         135,134
Interest expense,
  net..................          (221)            (73,627)         (43,895)(h)            --        (117,743)
                            ---------           ---------         --------         ---------      ----------
  Income (loss) before
    income taxes and
    extraordinary
    item...............      (212,315)             35,588          194,118                --          17,391
Income tax benefit
  (expense)............        83,716             (14,655)         (76,630)(i)            --          (7,569)
                            ---------           ---------         --------         ---------      ----------
Income (loss) before
  extraordinary item...      (128,599)             20,933          117,488                --           9,822
                            ---------           ---------         --------         ---------      ----------
Extraordinary item.....        (6,327)                 --            6,327 (j)            --              --
                            ---------           ---------         --------         ---------      ----------
Net income (loss)......      (134,926)             20,933          123,815                --           9,822
Preferred dividends and
  accretion of
  preferred stock
  issuance costs.......            --              (5,809)          (3,598)(k)         9,407(n)           --
                            ---------           ---------         --------         ---------      ----------
Net income (loss)
  available to common
  stockholders.........     $(134,926)          $  15,124         $120,217         $   9,407      $    9,822
                            =========           =========         ========         =========      ==========
Basic net income per
  common share(o)......                                                                           $      .09
                                                                                                  ==========
Diluted net income per
  common share(o)......                                                                           $      .09
                                                                                                  ==========

                        PACKAGING CORPORATION OF AMERICA

                NOTES TO UNAUDITED PRO FORMA STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 (a) To record the estimated depletion/depreciation on the timber and mill assets acquired in the Lease Buy-out, and to remove the operating lease expense related to those leases, resulting in a net decrease to cost of sales as follows:

                                                                  JANUARY 1, 1999
                                                 YEAR ENDED           THROUGH
                                              DECEMBER 31, 1998    APRIL 11, 1999
                                              -----------------   ---------------
New depreciation/depletion..................       $ 65,300           $ 17,058
Eliminate lease expense.....................        (72,500)           (17,746)
                                                   --------           --------
                                                   $ (7,200)          $   (688)
                                                   ========           ========

 (b) Because the contributed net assets have a carrying value greater than their fair value, as determined by the value of the acquisition consideration, an asset impairment was recorded by Pactiv in connection with the transactions relating to the Group's fixed and intangible assets. The pre-tax impairment charge was reflected in the Group's separate financial statements in the first quarter of 1999 and consisted of the following components:

Write-off remaining goodwill................................  $ 46,206
Reduction in property, plant and equipment..................   183,906
                                                              --------
                                                              $230,112
                                                              ========

    The following adjustment reflects reduced depreciation and amortization resulting from this impairment charge:

                                                                   JANUARY 1, 1999
                                                  YEAR ENDED           THROUGH
                                               DECEMBER 31, 1998    APRIL 11, 1999
                                               -----------------   ---------------
Goodwill amortization........................       $ 1,449             $  367
Property, plant and equipment depreciation...        12,260              3,440
                                                    -------             ------
                                                    $13,709             $3,807
                                                    =======             ======

 (c) To eliminate the deferred gain amortization related to the Meridian lease that is part of the Lease Buy-out.

 (d) To reduce OPEB expense relating to the portion of the Group post-retirement health care benefit obligations retained by Pactiv as part of the transactions and not assumed by PCA.

 (e) To eliminate specialty rebates provided by the Group on boxes sold to Tenneco affiliates. As part of the transactions, Pactiv agreed that PCA will no longer provide these rebates.

 (f) The impairment charge recorded by the Group in the nine months ended September 30, 1999 is eliminated with a pro forma adjustment because it is directly related to the transactions and is non-recurring.

 (g) To eliminate the discount expense recognized on the sale of factored receivables because the receivables were acquired by PCA in connection with the transactions.

                        PACKAGING CORPORATION OF AMERICA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 (h) To record interest expense and amortization of deferred financing costs on the debt incurred to finance the transactions, calculated as follows:

                                                                   JANUARY 1, 1999
                                                  YEAR ENDED           THROUGH
                                               DECEMBER 31, 1998    APRIL 11, 1999
                                               -----------------   ---------------
Revolving Credit Facility
  ($9,000 @7.75%)............................       $    698           $   195
Term Loan A
  ($460,000 @ 7.75%).........................         35,185             9,399
Term Loan B
  ($375,000 @ 8.25%).........................         30,879             8,599
Term Loan C
  ($375,000 @ 8.50%).........................         31,815             8,860
Senior Subordinated Notes
  ($550,000 @ 9.625%)........................         52,938            14,829
                                                    --------           -------
                                                     151,515            41,882
                                                    --------           -------
Eliminate interest on debt not assumed.......         (2,782)             (221)
Amortization of deferred financing costs.....          7,125             1,999
Amortization of settlement payment on
  interest rate protection agreement related
  to the notes...............................            836               235
                                                    --------           -------
    Pro forma interest adjustment............       $156,694           $43,895
                                                    ========           =======

        The above interest amounts on the Revolving Credit Facility and Term Loans assume a Eurodollar rate, equivalent to LIBOR, of 5% and give effect to the principal payments required on the Term Loans during the first 21 months. The effect on interest expense pertaining to the variable rate Revolving Credit Facility and Term Loans of a 1/8(th) of one percent variance in interest rates would be $1,514 and $1,094 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

 (i) To record the income tax effect on all pro forma adjustments, at an effective tax rate of 40.5% for December 31, 1998, and 39.5% for September 30, 1999. The tax rate is higher than the federal statutory rate of 35% due to state income taxes.

 (j) To eliminate the extraordinary loss, net of taxes, on the early extinguishment of debt as part of the transactions.

 (k) To record dividends on the preferred stock and accretion of the preferred stock issuance costs as follows:

                                                                   JANUARY 1, 1999
                                                  YEAR ENDED           THROUGH
                                               DECEMBER 31, 1998    APRIL 11, 1999
                                               -----------------   ---------------
Preferred stock dividend.....................       $12,375             $3,439
Accretion of preferred stock issuance
  costs......................................           318                159
                                                    -------             ------
                                                    $12,693             $3,598
                                                    =======             ======

                        PACKAGING CORPORATION OF AMERICA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

 (l) There are no historical financial statements for PCA for 1998 because PCA was not incorporated until January 25, 1999.

(m) There was no activity for PCA from January 25, 1999, its date of inception, through April 11, 1999.

 (n) The pro forma financial information also reflects the redemption of the preferred stock using proceeds from the offering. As a result, dividends on the preferred stock and accretion of the preferred stock issuance costs are eliminated.

 (o) All share and per share data have been adjusted to reflect a 220-for-one split of PCA's common stock which became effective on October 19, 1999. The following table sets forth the computation of basic and diluted income per share:

                                                                    NINE MONTHS
                                                                       ENDED
                                                  YEAR ENDED       SEPTEMBER 30,
                                               DECEMBER 31, 1998       1999
                                               -----------------   -------------
Numerator:
  Net income.................................       $  2,368         $  9,822
                                                    ========         ========
Denominator:
  Basic common shares outstanding............        105,850          105,850
Effect of dilutive securities:
  Stock options..............................          2,451            2,451
                                                    --------         --------

Diluted common shares outstanding............        108,301          108,301

Basic income per common share................       $    .02         $    .09
Diluted income per common share..............       $    .02         $    .09

                       SELECTED FINANCIAL AND OTHER DATA

    The following table sets forth the selected historical financial and other data of PCA and the Group, and pro forma financial and other data of PCA. The selected historical financial and other data as of and for the years ended December 31, 1996, 1997 and 1998 was derived from the audited combined financial statements of the Group and the related notes thereto included elsewhere in this prospectus. The selected historical financial and other data as of and for the years ended December 31, 1994 and 1995 was derived from the unaudited combined financial statements of the Group. The historical financial data for the nine months ended September 30, 1998 and for the period from January 1, 1999 to April 11, 1999 has been derived from the unaudited condensed combined financial statements of the Group included elsewhere in this prospectus. The historical financial data as of September 30, 1999 and for the period from April 12, 1999 to September 30, 1999 has been derived from the unaudited consolidated financial statements of PCA included elsewhere in this prospectus. The unaudited pro forma financial and other data as of and for the nine months ended September 30, 1999 and for the year ended December 31, 1998 was derived from the unaudited pro forma financial information of PCA included elsewhere in this prospectus. The pro forma financial data does not purport to represent what PCA's financial position or results of operations would actually have been had the transactions in fact occurred on the assumed dates or to project PCA's financial position or results of operations for any future date or period. The information contained in the following table also should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information," the historical combined financial statements of the Group including the notes thereto and the historical consolidated financial statements of PCA including the notes thereto, contained elsewhere in this prospectus.

                                                       GROUP                                      PCA         GROUP
                        -------------------------------------------------------------------   -----------   ----------
                                                                                                               NINE
                                                                                               PRO FORMA      MONTHS
                                              YEAR ENDED DECEMBER 31,                         YEAR ENDED      ENDED
                        -------------------------------------------------------------------    DEC. 31,     SEPT. 30,
                           1994          1995          1996          1997          1998          1998          1998
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
  DATA:
Net sales.............  $ 1,441,673   $ 1,844,708   $ 1,582,222   $ 1,411,405   $ 1,571,019   $1,571,019    $1,184,142
Cost of sales.........   (1,202,996)   (1,328,838)   (1,337,410)   (1,242,014)   (1,289,644)  (1,270,184)     (962,126)
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Gross profit........      238,677       515,870       244,812       169,391       281,375      300,835       222,016
Selling and
  administrative
  expenses............      (71,312)      (87,644)      (95,283)     (102,891)     (108,944)    (102,568)      (79,670)
Corporate overhead/
  allocation(3).......      (34,678)      (38,597)      (50,461)      (61,338)      (63,114)     (63,114)      (47,530)
Restructuring/
  impairment
  charge(4)...........           --            --            --            --       (14,385)     (14,385)           --
Other income
  (expense)(5)........       (4,701)      (16,915)       56,243        44,681        26,818       41,592        32,064
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Income (loss) before
    interest, income
    taxes and
    extraordinary
    item..............      127,986       372,714       155,311        49,843       121,750      162,360       126,880
Interest expense,
  net.................         (740)       (1,485)       (5,129)       (3,739)       (2,782)    (159,476)       (2,148)
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Income (loss) before
    income taxes and
    extraordinary
    item..............      127,246       371,229       150,182        46,104       118,968        2,884       124,732
Income tax benefit
  (expense)...........      (50,759)     (147,108)      (59,816)      (18,714)      (47,529)        (516)      (49,654)
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Income (loss) before
    extraordinary
    item..............       76,487       224,121        90,366        27,390        71,439        2,368        75,078
  Extraordinary
    item..............           --            --            --            --            --           --            --
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net income (loss)...  $    76,487   $   224,121   $    90,366   $    27,390   $    71,439   $    2,368    $   75,078
                        ===========   ===========   ===========   ===========   ===========   ===========   ==========

                          GROUP                PCA(2)
                        ----------   --------------------------
                         JAN. 1,     APRIL 12,      PRO FORMA
                           1999         1999       NINE MONTHS
                         THROUGH      THROUGH         ENDED
                        APRIL 11,    SEPT. 30,      SEPT. 30,
                           1999         1999          1999
                        ----------   ----------   -------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
  DATA:
Net sales.............  $  433,182   $  816,538    $1,249,720
Cost of sales.........    (367,483)    (640,587)   (1,003,942)
                        ----------   ----------    ----------
  Gross profit........      65,699      175,951       245,778
Selling and
  administrative
  expenses............     (30,584)     (53,283)      (82,463)
Corporate overhead/
  allocation(3).......     (14,890)     (13,509)      (28,399)
Restructuring/
  impairment
  charge(4)...........    (230,112)          --            --
Other income
  (expense)(5)........      (2,207)          56           218
                        ----------   ----------    ----------
  Income (loss) before
    interest, income
    taxes and
    extraordinary
    item..............    (212,094)     109,215       135,134
Interest expense,
  net.................        (221)     (73,627)     (117,743)
                        ----------   ----------    ----------
  Income (loss) before
    income taxes and
    extraordinary
    item..............    (212,315)      35,588        17,391
Income tax benefit
  (expense)...........      83,716      (14,655)       (7,569)
                        ----------   ----------    ----------
  Income (loss) before
    extraordinary
    item..............    (128,599)      20,933         9,822
  Extraordinary
    item..............      (6,327)          --            --
                        ----------   ----------    ----------
  Net income (loss)...  $ (134,926)  $   20,933    $    9,822
                        ==========   ==========    ==========

                                                       GROUP                                      PCA         GROUP
                        -------------------------------------------------------------------   -----------   ----------
                                                                                                               NINE
                                                                                               PRO FORMA      MONTHS
                                              YEAR ENDED DECEMBER 31,                         YEAR ENDED      ENDED
                        -------------------------------------------------------------------    DEC. 31,     SEPT. 30,
                           1994          1995          1996          1997          1998          1998          1998
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings per
  share(9):
  Income (loss) before
    extraordinary
    item..............  $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
  Extraordinary
    item..............           --            --            --            --            --           --            --
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net income (loss)
    per common
    share.............  $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
                        ===========   ===========   ===========   ===========   ===========   ===========   ==========
Diluted earnings per
  share(9):
  Income (loss) before
    extraordinary
    item..............  $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
  Extraordinary
    item..............           --            --            --            --            --           --            --
                        -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Net income (loss)
    per common
    share.............  $       .81   $      2.37   $       .96   $       .29   $       .76   $      .02    $      .79
                        ===========   ===========   ===========   ===========   ===========   ===========   ==========
Weighted average
  common shares out-
  standing............       94,600        94,600        94,600        94,600        94,600      105,850        94,600
OTHER DATA:
EBITDA(1).............  $   178,148   $   435,620   $   234,041   $   137,595   $   218,700   $  310,901    $  199,156
Rent expense on oper-
  ating leases bought
  out as part of the
  transactions(1).....       93,600        94,900        94,700        73,900        72,500           --        54,602
Net cash provided by
  operating
  activities..........      107,642       336,599        55,857       107,213       195,401      170,581       133,964
Net cash used for
  investing
  activities..........     (113,119)     (371,068)      (74,232)     (111,885)     (177,733)     (93,535)      (81,148)
Net cash (used for)
  provided by financ-
  ing activities......        6,112        36,454        16,767         3,646       (17,668)     (22,030)      (52,816)
Depreciation, deple-
  tion,
  amortization........       50,162        62,906        78,730        87,752        96,950      148,541        72,276
Capital expenditures..      110,853       252,745       168,642       110,186       103,429      103,429        70,966
BALANCE SHEET DATA:
Working capital (defi-
  cit)(6).............  $  (101,281)  $  (150,429)  $  (102,278)  $    34,314   $    80,027                 $  104,936
Total assets..........      863,568     1,202,536     1,261,051     1,317,263     1,367,403                  1,355,515
Total long-term
  obliga-
  tions (7)...........       20,267        21,739        20,316        27,864        17,552                     17,030
Total stockholders'
  equity (8)..........      389,981       640,483       784,422       854,060       908,392                    883,136

                          GROUP                PCA(2)
                        ----------   --------------------------
                         JAN. 1,     APRIL 12,      PRO FORMA
                           1999         1999       NINE MONTHS
                         THROUGH      THROUGH         ENDED
                        APRIL 11,    SEPT. 30,      SEPT. 30,
                           1999         1999          1999
                        ----------   ----------   -------------
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic earnings per
  share(9):
  Income (loss) before
    extraordinary
    item..............  $    (1.36)  $      .16    $      .09
  Extraordinary
    item..............        (.07)          --            --
                        ----------   ----------    ----------
  Net income (loss)
    per common
    share.............  $    (1.43)  $      .16    $      .09
                        ==========   ==========    ==========
Diluted earnings per
  share(9):
  Income (loss) before
    extraordinary
    item..............  $    (1.36)  $      .16    $      .09
  Extraordinary
    item..............        (.07)          --            --
                        ----------   ----------    ----------
  Net income (loss)
    per common
    share.............  $    (1.43)  $      .16    $      .09
                        ==========   ==========    ==========
Weighted average
  common shares out-
  standing............      94,600       92,451       105,850
OTHER DATA:
EBITDA(1).............  $ (181,189)  $  181,221    $  251,296
Rent expense on oper-
  ating leases bought
  out as part of the
  transactions(1).....      17,746           --            --
Net cash provided by
  operating
  activities..........     153,649      169,168       181,144
Net cash used for
  investing
  activities..........  (1,121,145)     (55,229)      (74,970)
Net cash (used for)
  provided by financ-
  ing activities......     967,496      (82,740)     (109,382)
Depreciation, deple-
  tion,
  amortization........      30,905       72,006       116,162
Capital expenditures..   1,128,255       49,216        71,938
BALANCE SHEET DATA:
Working capital (defi-
  cit)(6).............               $  179,933    $  186,142
Total assets..........                2,425,839     2,431,955
Total long-term
  obliga-
  tions (7)...........                1,756,905     1,660,405
Total stockholders'
  equity (8)..........                  357,720       466,545

                   NOTES TO SELECTED FINANCIAL AND OTHER DATA

                             (DOLLARS IN THOUSANDS)

    1) PCA calculates "EBITDA" as income (loss) before interest, income taxes and extraordinary item, as reported, plus depreciation, depletion and amortization as reported in the statement of cash flows, as presented in the following table:

                                                      GROUP                                 PCA                 GROUP
                            ---------------------------------------------------------   ------------   ------------------------
                                                                                                          NINE        JAN. 1,
                                                                                         PRO FORMA       MONTHS         1999
                                             YEAR ENDED DECEMBER 31,                     YEAR ENDED       ENDED       THROUGH
                            ---------------------------------------------------------     DEC. 31,      SEPT. 30,    APRIL 11,
                              1994        1995        1996        1997        1998          1998          1998          1999
                            ---------   ---------   ---------   ---------   ---------   ------------   -----------   ----------
Income (loss) before
  interest, income taxes
  and extraordinary
  item....................  $127,986    $372,714    $155,311    $ 49,843    $121,750      $162,360      $126,880     $(212,094)
Add: Depreciation,
  depletion and
  amortization............    50,162      62,906      78,730      87,752      96,950       148,541        72,276        30,905
                            --------    --------    --------    --------    --------      --------      --------     ---------
EBITDA....................  $178,148    $435,620    $234,041    $137,595    $218,700      $310,901      $199,156     $(181,189)
                            ========    ========    ========    ========    ========      ========      ========     =========

                                      PCA(2)
                            --------------------------
                            APRIL 12,      PRO FORMA
                               1999       NINE MONTHS
                             THROUGH         ENDED
                            SEPT. 30,      SEPT. 30,
                               1999          1999
                            ----------   -------------
Income (loss) before
  interest, income taxes
  and extraordinary
  item....................   $109,215      $135,134
Add: Depreciation,
  depletion and
  amortization............     72,006       116,162
                             --------      --------
EBITDA....................   $181,221      $251,296
                             ========      ========

    For the historical periods, income (loss) before interest, income taxes and extraordinary item includes charges for rent expense on operating leases bought out as part of the transactions. As a result of the Lease Buy-out, PCA will no longer incur this rent expense, but will record non-cash charges for depreciation and depletion related to these assets, which are now owned rather than leased. This depreciation/depletion expense will be similar, but not identical, to the amount of rent expense. On a pro forma basis for 1998, the incremental depreciation/depletion was $7,200 less than the historical rent expense, resulting in a net increase of $4,284 to pro forma 1998 net income. To better understand historical EBITDA in relation to pro forma EBITDA for the periods presented, we believe it may be useful to add back this rent expense to reported EBITDA for the historical periods.

    PCA's EBITDA is included in this prospectus because it is a financial measure used by PCA's management to assess the company's operating results and liquidity, and because several of the indebtedness covenants in PCA's senior credit facility and in the notes indenture are based upon a calculation that utilizes EBITDA.

    EBITDA should not be considered in isolation or viewed as a substitute for cash flow from operations, net income or other measures of performance as defined by generally accepted accounting principles, or as a measure of a company's overall profitability or liquidity. In addition, EBITDA does not represent the cash available to investors because capital expenditures, debt service and income taxes are not deducted when calculating EBITDA.

    PCA understands that EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

    In analyzing 1998 pro forma EBITDA for liquidity purposes, PCA also believes that the following additional adjustments should be considered by investors:

        Pro forma EBITDA for 1998...................................  $310,901
        Adjustments:
          Other income(a)...........................................   (41,592)
          Non-recurring restructuring charge(b).....................    14,385
          Reduction in corporate overhead(c)........................    32,954
          Cost savings from restructuring(d)........................    10,800
                                                                      --------
        Adjusted pro forma EBITDA for 1998..........................  $327,448
                                                                      ========

                             (DOLLARS IN THOUSANDS)

       (a) Other income for 1998 consists substantially of nonrecurring items, such as gains on the sale of non-strategic woodlands and a recycled paperboard joint venture investment, that PCA believes are not relevant in analyzing recurring EBITDA.

       (b) During 1998, Pactiv adopted a restructuring plan to eliminate approximately 100 personnel and close down four facilities associated with the Group's business. As of December 31, 1998, substantially all actions specified in the plan had been completed. A charge of $14,385 was recorded for severance benefits, exit costs and asset impairments, and is reflected in the Group's 1998 operating profit. PCA believes that this non-recurring charge is not relevant in analyzing recurring EBITDA.

       (c) As part of Tenneco, the Group was allocated $63,114 of Tenneco corporate and Pactiv overhead expenses based on a variety of allocation methods. In analyzing the carved-out business on a stand-alone basis, PCA estimates that these costs will be approximately $30,160 for the first year following the closing of the transactions. The determination of that estimate is based on detailed analyses that consider (1) compensation and benefits for Pactiv and new employees who are employed by PCA in corporate functions such as in information technology, human resources, finance and legal, and
           (2) non-payroll costs incurred by these departments. Where applicable, the estimates consider the terms of transition service arrangements between PCA and Pactiv.

       (d) The restructuring referred to in Note (b) above will result in reduced cost of sales and selling and administrative expenses. This adjustment represents the Group's estimate of the cost savings that would have been achieved in 1998 if the restructuring had been in effect for all of 1998.

     2) There was no activity for PCA from January 25, 1999, its date of inception, through April 11, 1999.

     3) The corporate overhead allocation represents the amounts charged by Tenneco and Pactiv to the Group for its share of Tenneco's and Pactiv's corporate expenses. On a stand-alone basis, management estimates that PCA's overhead expense will be $30,160 for the first twelve months following the acquisition.

     4) This line item consists of non-recurring charges recorded in the fourth quarter of 1998 and first quarter of 1999 pertaining to a restructuring charge and an impairment charge, respectively. For further information about these charges, refer to Notes 7 and 14 to the Group's audited combined financial statements and Note 7 to PCA's unaudited consolidated financial statements.

     5) Other income, net consists of nonrecurring items, the largest components of which are as follows:

 Fiscal year 1994    No individually significant items that are considered
                     non- recurring.
 Fiscal year 1995    No individually significant items that are considered
                     non-recurring.
 Fiscal year 1996    A $50,000 gain on the sale of recycled paperboard
                     mills.
 Fiscal year 1997    A $37,730 gain on the refinancing of operating
                     leases.

                             (DOLLARS IN THOUSANDS)

 Fiscal year 1998    A $16,944 gain on the sale of non-strategic woodlands
                     and a $15,060 gain on the sale of the Caraustar
                     recycled paperboard joint venture interest.
Nine months ended    A $16,944 gain on the sale of non-strategic woodlands
    September 30,    and a $15,060 gain on the sale of the Caraustar
             1998    recycled paperboard joint venture interest.
Nine months ended    No individually significant items that are considered
    September 30,    non- recurring.
             1999

     6) Working capital represents (a) total current assets excluding cash and cash equivalents less (b) total current liabilities excluding the current maturities of long-term debt.

     7) Total long-term obligations include long-term debt, the current maturities of long-term debt and redeemable preferred stock. The amount excludes amounts due to Pactiv or other Tenneco affiliates as part of the Group's interdivision account or other financing arrangement.

     8) Represents the Group's interdivision account with Pactiv for the historical period through April 11, 1999.

     9) Earnings per share through April 11, 1999 has been calculated using the historical earnings of the Group and the number of common shares resulting from the closing of the acquisition on April 12, 1999 (94,600,000 common shares). For the PCA historical period from April 12, 1999 to September 30, 1999, earnings available to common stockholders includes a reduction for $5,809 of preferred stock dividends. For both pro forma periods, there is no reduction for preferred dividends because the preferred stock redemption to be completed using proceeds from the offering is treated as if it occurred at the beginning of 1998.

       For all periods presented through April 11, 1999, basic and diluted earnings per share are the same because there are no potentially dilutive other securities. For the PCA historical period from April 12, 1999 to September 30, 1999 and both pro forma periods, diluted earnings per share includes the dilutive effect of the 6,576,460 options granted in June 1999. This dilutive effect is calculated using the treasury stock method and the initial public offering price.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion of historical results of operations and financial condition should be read in conjunction with the audited financial statements and the notes thereto which appear elsewhere in this prospectus.

OVERVIEW

    In connection with the transactions, PCA acquired The Containerboard Group of Pactiv Corporation, which consisted of its containerboard and corrugated packaging products business and which we refer to in this prospectus as the Group. From its formation in January 1999 and through the closing of the acquisition on April 12, 1999, PCA did not have any significant operations. Accordingly, the historical financial results for periods prior to April 12, 1999 described below are those of the Group.

    The Group has historically operated as a division of Pactiv, and has not historically operated as a separate, stand-alone entity. As a result, the historical financial information included in this prospectus does not necessarily reflect what the Group's financial position and results of operations would have been had the Group been operated as a separate, stand-alone entity during the periods presented.

    As a division of Pactiv, the Group was allocated corporate overhead expenses in the amounts of $50.5 million, $61.3 million and $63.1 million for the years ended December 31, 1996, 1997 and 1998, respectively. These expenses were allocated to the Group based upon the relative level of effort and time spent on Group activities by the Tenneco affiliates. This was generally measured using a formula based upon the Group's percentage of Tenneco's total fixed assets, revenues and payroll. PCA estimates that these expenses will be approximately $30.2 million on a stand-alone basis for the first twelve months following the acquisition, based on detailed analyses of compensation benefits for employees who are now employed by PCA as a result of the acquisition and related non-payroll costs incurred after the acquisition. In addition, future operating results are expected to be affected by changes in depreciation and amortization expense related to impaired assets, elimination of certain lease financing costs and intercompany transactions with affiliates of Tenneco, and other items resulting from the acquisition. See "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus. We cannot assure you that we will be able to realize all of the benefits we expect as a stand-alone entity.

    The acquisition was accounted for using historical values for the contributed assets. Purchase accounting was not applied because, under the applicable accounting guidance, a change of control was deemed not to have occurred as a result of the participating veto rights held by Pactiv after the closing of the transactions under the terms of the stockholders agreement entered into in connection with the transactions.

GENERAL

    The market for containerboard is highly cyclical. Historically, prices for containerboard have reflected changes in containerboard supply that result from capacity additions and reductions, as well as changes in inventory levels.

    Containerboard demand is dependent upon both domestic demand for corrugated packaging products and linerboard export activity. Domestic demand for corrugated packaging products is the more stable factor. It generally corresponds to changes in the rate of growth in the U.S. economy. Exports represent about 20% of total linerboard shipments.

    From 1994 to 1996, capacity additions outpaced both domestic and export demand for containerboard. This excess supply led to lower industry operating rates and declining prices from late-1995 until mid-1997. Although prices generally improved from mid-1997 through mid-1998, the containerboard market was adversely affected by weaker containerboard exports. This weakness was most apparent in shipments to Asia in the second half of 1998, which resulted in lower prices.

    While export shipments for the first nine months of 1999 continued to be lower than the first nine months of 1998, the supply/demand balance improved throughout 1999, and the average price of linerboard increased approximately 25% during 1999. However, industry oversupply conditions could return or economic conditions could deteriorate in the future.

    During 1999, several major containerboard manufacturers announced production curtailments and mill shutdowns, and only minimal capacity additions have been publicly announced through 2002 according to the American Forest & Paper Association.

    According to Pulp & Paper Week, after giving effect to the price increases in 1999, average prices in December 1999 for linerboard and corrugating medium were 25% and 46% higher, respectively, than December 1998 prices.

    Pulp & Paper Week, in its January 10, 2000 publication, reported that eight North American containerboard producers, including PCA, have announced price increases of $50 per ton for linerboard and $60 per ton for corrugating medium, effective with February shipments. Pulp & Paper Week, in its January 17, 2000 publication, reported that two additional North American containerboard producers announced the same price increases.

RESULTS OF OPERATIONS

    The historical results of operations of the Group and PCA are set forth below:

                                                     GROUP                                                PCA
                       ------------------------------------------------------------------   -------------------------------
                                                                                               FOR THE          FOR THE
                                                           FOR THE           FOR THE         PERIOD FROM       PRO FORMA
                             FOR THE YEAR ENDED          NINE MONTHS       PERIOD FROM      APRIL 12, 1999    NINE MONTHS
                                DECEMBER 31,                ENDED        JANUARY 1, 1999       THROUGH           ENDED
                       ------------------------------   SEPTEMBER 30,        THROUGH        SEPTEMBER 30,    SEPTEMBER 30,
                         1996       1997       1998          1998         APRIL 11, 1999         1999             1999
                       --------   --------   --------   --------------   ----------------   --------------   --------------
                                                                  (IN MILLIONS)
Net Sales............  $1,582.2   $1,411.4   $1,571.0      $1,184.1          $ 433.2            $816.5          $1,249.7
                       ========   ========   ========      ========          =======            ======          ========
Operating Income
  (Loss).............  $  155.3   $   49.8   $  121.7      $  126.9          $(212.1)           $109.2          $  135.1
Interest Expense.....      (5.1)      (3.7)      (2.8)         (2.2)            (0.2)            (73.6)           (117.7)
Income (Loss) Before
  Taxes and
  Extraordinary
  Item...............     150.2       46.1      118.9         124.7           (212.3)             35.6              17.4
Provision for Income
  Taxes..............     (59.8)     (18.7)     (47.5)        (49.6)            83.7             (14.7)             (7.6)
                       --------   --------   --------      --------          -------            ------          --------
Income (Loss) Before
  Extraordinary
  Item...............  $   90.4   $   27.4   $   71.4      $   75.1          $(128.6)           $ 20.9          $    9.8
                       --------   --------   --------      --------          -------            ------          --------
Extraordinary Item...        --         --         --            --             (6.3)               --                --
                       --------   --------   --------      --------          -------            ------          --------
Net Income (Loss)....  $   90.4   $   27.4   $   71.4      $   75.1          $(134.9)           $ 20.9          $    9.8
                       ========   ========   ========      ========          =======            ======          ========

    Operating income included several significant unusual or non-recurring items for each of the periods presented. Excluding these items, operating income would have been as follows:

                                                           GROUP                                                PCA
                             ------------------------------------------------------------------   -------------------------------
                                                                                                     FOR THE          FOR THE
                                                                 FOR THE           FOR THE         PERIOD FROM       PRO FORMA
                                   FOR THE YEAR ENDED          NINE MONTHS       PERIOD FROM      APRIL 12, 1999    NINE MONTHS
                                      DECEMBER 31,                ENDED        JANUARY 1, 1999       THROUGH           ENDED
                             ------------------------------   SEPTEMBER 30,        THROUGH        SEPTEMBER 30,    SEPTEMBER 30,
                               1996       1997       1998          1998         APRIL 11, 1999         1999             1999
                             --------   --------   --------   --------------   ----------------   --------------   --------------
                                                                        (IN MILLIONS)
Operating Income (Loss) as
  Reported.................   $155.3     $ 49.8     $121.7       $ 126.9           $(212.1)           $109.2           $135.1
Recycled Paperboard Mills
  Divestiture
  Divestiture Gain (1).....    (50.0)        --      (15.1)        (15.1)               --                --               --
  Earnings.................     (4.0)        --         --            --                --                --               --
  Joint Venture Income
    (1)....................     (0.6)      (1.7)      (0.3)         (0.3)               --                --               --

Non-Strategic Woodlands
  Divestitures (1).........       --       (4.4)     (16.9)        (16.9)               --                --               --
Mill Lease Refinancing
  (1)......................       --      (37.7)        --            --                --                --               --
Restructuring Charge.......       --         --       14.4            --                --                --               --
Impairment Charge..........       --         --         --            --             230.1                --               --
                              ------     ------     ------       -------           -------            ------           ------
Adjusted Operating
  Income...................   $100.7     $  6.0     $103.8       $  94.6           $  18.0            $109.2           $135.1
                              ======     ======     ======       =======           =======            ======           ======

------------------

(1) Included in other income as part of the audited financial statements.

  RECYCLED PAPERBOARD MILLS DIVESTITURE

    In 1996, the Group sold two recycled paperboard mills, located in Rittman, Ohio and Tama, Iowa, and a recycling center and brokerage operation to a joint venture with Caraustar Industries. The Group received cash and a 20 percent interest in the joint venture and recognized a gain of $50.0 million in the second quarter as a result of the transaction.

    Operating income for the recycled paperboard business reported in 1996 before the formation of the joint venture was approximately $4.0 million.

    In 1998, the Group divested its 20 percent interest in the joint venture with Caraustar and recognized a $15.1 million gain in the second quarter on the divestiture.

    The Group's share of operating income from the joint venture was $0.6 million, $1.7 million and $0.3 million, respectively, for the years ended December 31, 1996, 1997 and 1998.

  NON-STRATEGIC WOODLANDS DIVESTITURES

    In the third quarter of 1998, the Group recognized a $16.9 million gain on the sale of approximately 18,500 acres of woodlands used as a fiber source for the Counce mill. These woodlands were not considered a strategic fiber source for the Counce operation.

    In the third quarter of 1997, the Group recognized a $4.4 million gain on the sale of non-strategic woodlands known as the Willow Flowage property located near the Tomahawk mill.

  MILL LEASE REFINANCING

    On January 31, 1997, Pactiv entered into an operating lease agreement with Credit Suisse Leasing 92A, L.P., as lessor, and a group of financial institutions led by Citibank, N.A., as agent. The agreement refinanced previous operating leases between General Electric Credit Corporation and

Pactiv, which were entered into at the same time as General Electric Credit's purchase of certain assets from Georgia-Pacific Corporation in January 1991. Through this refinancing, several capital lease obligations were extinguished as the assets were incorporated into the new operating lease. In connection with this refinancing, certain fixed assets and deferred credits were eliminated, resulting in a net gain recognized in the first quarter of 1997 of approximately $37.7 million.

  RESTRUCTURING CHARGE

    In the fourth quarter of 1998, the Group recorded a pre-tax restructuring charge of $14.4 million. This charge was recorded following the approval by Tenneco's board of directors of a comprehensive restructuring plan for all of Tenneco's operations, including those of the Group. In connection with this restructuring plan, the Group has eliminated a total of 112 positions, including the closing of four converting facilities. The following table reflects the components of this charge:

                                                                      JANUARY 1,
                                           FOURTH                       1999--
                                          QUARTER     DECEMBER 31,    APRIL 11,    APRIL 11,    PACTIV
                          RESTRUCTURING     1998          1998           1999        1999       BALANCE
                             CHARGE       ACTIVITY      BALANCE        ACTIVITY     BALANCE    RETAINED    RECLASSIFICATION
                          -------------   --------   --------------   ----------   ---------   ---------   ----------------
                                                                    (IN MILLIONS)
Cash Charges:
  Severance.............      $ 5.2        $(0.9)         $4.3          $(1.3)       $3.0        $(1.9)         $  --
  Facility Exit Costs
    and Other...........        3.8         (0.4)          3.4           (0.7)        2.7           --           (0.7)
                              -----        -----          ----          -----        ----        -----          -----
  Total Cash Charges....        9.0         (1.3)          7.7           (2.0)        5.7         (1.9)          (0.7)

Non-cash Charges:
  Asset Impairments.....        5.4         (3.8)          1.6           (1.5)        0.1           --            0.7
                              -----        -----          ----          -----        ----        -----          -----
                              $14.4        $(5.1)         $9.3          $(3.5)       $5.8        $(1.9)         $  --
                              =====        =====          ====          =====        ====        =====          =====

                          APRIL 12,
                           1999--
                          SEPT. 30,   SEPT. 30,
                            1999        1999
                          ACTIVITY     BALANCE
                          ---------   ---------
                              (IN MILLIONS)
Cash Charges:
  Severance.............    $(0.8)      $0.3
  Facility Exit Costs
    and Other...........     (0.2)       1.8
                            -----       ----
  Total Cash Charges....     (1.0)       2.1
Non-cash Charges:
  Asset Impairments.....     (0.3)       0.5
                            -----       ----
                            $(1.3)      $2.6
                            =====       ====

--------------------

(1) Includes activity for both the Group (January 1, 1999 through April 11,
    1999) and PCA (April 12, 1999 through September 30, 1999).

    The fixed assets at the closed facilities were written down to their estimated fair value. No significant cash proceeds are expected from the ultimate disposal of these assets. Of the $2.1 million of cash charges remaining at September 30, 1999, approximately $0.2 million was incurred in the fourth quarter of 1999, and PCA expects to incur approximately $1.6 million of these charges in 2000.

  IMPAIRMENT CHARGE

    As a result of the transactions, the Group recorded a non-cash impairment charge of $230.1 million in the first quarter of 1999, which is described in
Note 14 of the Group's audited combined financial statements and Note 7 of PCA's unaudited consolidated financial statements.

  EXTRAORDINARY LOSS

    During the first quarter of 1999, the Group extinguished $16.6 million of debt incurred to finance a boiler at the Counce mill. In connection with that extinguishment, an extraordinary loss of $10.5 million was recorded, which was $6.3 million net of the related tax effect.

PRO FORMA NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO REPORTED NINE MONTHS ENDED SEPTEMBER 30, 1998

  NET SALES

    Net sales increased by $65.6 million, or 5.5%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998. The increase was the result of increased sales volume of both corrugated products and containerboard and the increased sales price of containerboard to third parties, partially offset by decreases in corrugated products prices.

    Average prices of corrugated products decreased by 1.4% for the pro forma nine months ended September 30, 1999 from the comparable period of 1998, while corrugated products volume increased by 8.0% in 1999, from 18.7 billion square feet in 1998 to 20.2 billion square feet in 1999.

    Average containerboard prices for third party sales increased by 1.2% in the pro forma first nine months of 1999 from the comparable period in 1998, while volume to external domestic and export customers increased 8.5%, to 414,409 tons in 1999 from 381,947 tons in 1998.

  INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

    Operating income increased by $40.2 million, or 42.4%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998, excluding a $16.9 million gain on the sale of non-strategic woodlands and a $15.1 million gain on the sale of a 20% interest in a recycled paperboard joint venture in 1998. The increase was the result of increased sales volume of both corrugated products and containerboard, the increased sales price of containerboard to third parties and reduced corporate overhead expenses, partially offset by lower prices of corrugated products.

    Gross profit increased $23.8 million, or 10.7%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998. Gross profit as a percentage of sales improved from 18.7% of sales in the first nine months of 1998 to 19.7% of sales in the current period primarily due to the volume increases described above.

    Selling and administrative expenses increased $2.8 million, or 3.5%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998, primarily as a result of Year 2000 remediation expenses.

    Corporate overhead for the pro forma nine months ended September 30, 1999 decreased by $19.1 million, or 40.2%, from the comparable period in 1998. The reduction primarily reflects the difference in cost between the overhead charged to the Group by Tenneco and Pactiv and overhead expenses incurred by PCA as a stand-alone entity. Corporate overhead for the pro forma nine months ended September 30, 1999 included three and one-half months of corporate overhead charged by Tenneco and Pactiv and five and one-half months of corporate overhead expenses incurred by PCA as a stand-alone entity. Corporate overhead for the comparable period in 1998 consisted exclusively of corporate overhead charged by Tenneco and Pactiv.

  INTEREST EXPENSE AND INCOME TAXES

    Interest expense increased by $115.6 million, or 5,381.5%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998, primarily due to borrowings under the senior credit facility and the issuance of $550 million of the senior subordinated notes. This indebtedness was incurred to finance the transactions.

    PCA's effective tax rate was 43.5% for the pro forma nine months ended September 30, 1999 and 39.8% for the comparable period in 1998. The tax rate is higher than the federal statutory rate of 35% due to state income taxes.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  NET SALES

    Net sales increased by $159.6 million, or 11.3%, from 1997 to 1998. The increase was primarily the result of increases in prices for both corrugated products and containerboard and, to a lesser extent, increases in shipments of corrugated products.

    Average prices for corrugated products increased by 7.0% in 1998 from 1997, while corrugated volume increased by 4.6% in 1998, from 23.9 billion square feet in 1997 to 25.0 billion square feet in 1998.

    Average containerboard prices for external third party sales increased by 11.7% in 1998 from 1997, while volume to external domestic and export customers decreased 8.4%, to 527,000 tons in 1998 from 575,000 tons in 1997.

    According to Pulp & Paper Week, an industry publication, average linerboard and semi-chemical medium prices for 42 lb. Liner-East and 26 lb. Medium-East, which are representative benchmark grades, were $373 and $315, respectively, per ton in 1998. This compares to $333 and $268, respectively, per ton in 1997. According to the Fibre Box Association, average sale prices for corrugated products increased by 4.0% in 1998 from 1997.

  INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

    Adjusted operating income increased by $97.8 million, or 1,630.0%, from 1997 to 1998 as a result of both higher sales prices and sales volumes, which primarily contributed to the gross margin improvement of $112.0 million, or 66.1%.

    Gross margins improved from 12.0% of sales in 1997 to 17.9% of sales in 1998, primarily due to the price increases described above. These price increases were partially offset by a higher level of depreciation attributable to the Group's capital expenditure program and to higher costs incurred as a result of changes in product mix.

    Selling and administrative expenses increased by $6.1 million, or 5.9%, from 1997 to 1998, primarily as a result of costs incurred to support the increased focus on graphics design and other value added product services in corrugated products.

    Corporate allocations increased by $1.8 million, or 2.9%, primarily as a result of the Group's increased use of the Tenneco shared services center located in The Woodlands, Texas.

  INTEREST EXPENSE AND INCOME TAXES

    The Group's interest expense for 1998 and 1997 primarily related to the cost of debt incurred to finance a boiler at the Counce mill. The interest expense declined by approximately $1.0 million, or 25.6%, in 1998, as a portion of this debt was retired during the year.

    The Group's effective tax rate was 40.0% in 1998 and 40.6% in 1997. The tax rate is higher than the federal statutory rate of 35% due to state income taxes.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  NET SALES

    Net sales decreased by $170.8 million, or 10.8%, from 1996 to 1997. Approximately $48.3 million of the decrease was the result of the divestiture in June 1996 of two recycled paperboard mills. The balance of the decrease was primarily the result of decreases in prices for both corrugated products and containerboard, partially offset by increases in shipments of corrugated products and containerboard to external third parties.

    Average prices for corrugated products decreased by 7.8% in 1997 from 1996, while corrugated volume increased by 1.3% in 1997 from 23.6 billion square feet in 1996 to 23.9 billion square feet in 1997.

    Average containerboard prices for external third party sales decreased by 10.2% in 1997 from 1996, while volume to external domestic and export customers increased 30.4%, to 575,000 tons in 1997 from 441,000 tons in 1996.

    According to Pulp & Paper Week, average linerboard and semi-chemical medium prices for 42 lb. Liner-East and 26 lb. Medium-East, which are representative benchmark grades, were $333 and $268, respectively, per ton in 1997. This compares to $382 and $315, respectively, per ton in 1996. According to the Fibre Box Association, average sale prices for corrugated products decreased by 10.3% in 1997 from 1996.

  INCOME BEFORE INTEREST EXPENSE AND INCOME TAXES (OPERATING INCOME)

    Excluding a one-time $50.0 million gain and $4.6 million of income from recycled paperboard mill operations in 1996, adjusted operating income declined $94.7 million, or 94.0% from 1996 to 1997. This decline was primarily the result of the lower pricing described above, partially offset by variable cost reductions at the mills resulting in a net decline in gross profit of $75.4 million, or 30.8%.

    These factors, combined with the impact of the 1996 divestiture of the recycled paperboard mills, contributed to a decline in gross margins from 15.5% in 1996 to 12.0% in 1997.

    Selling and administrative expenses increased by $7.6 million, or 8.0%, from 1996 to 1997. This increase was primarily the result of greater expenses incurred to increase the number of sales and design personnel for the corrugated products business.

    Corporate allocations increased by $10.9 million, or 21.6%, from 1996 to 1997. The increase was the result of an overall increase in Pactiv's overhead, and consequently higher allocations to the Group.

  INTEREST EXPENSE AND INCOME TAXES

    The Group's interest expense declined by $1.4 million, or 27.1%, from 1996 to 1997, primarily as a result of the termination of capital leases that were extinguished when the new mill operating lease agreement was entered into in January 1997.

    The Group's effective tax was 40.6% in 1997 and 39.8% in 1996. The tax rate was higher than the federal statutory rate of 35% due to state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

  HISTORICAL

    As a division of Pactiv, the Group did not maintain separate cash accounts other than for petty cash. The Group's disbursements for payroll, capital projects, operating supplies and expenses were processed and funded by Pactiv through centrally managed accounts. In addition, cash receipts from the collection of accounts receivable and the sales of assets were remitted directly to bank accounts controlled by Pactiv.

    Because of Pactiv's centrally managed cash system, in which the cash receipts and disbursements of Pactiv's various divisions were commingled, it was not feasible to segregate cash received from Pactiv, such as financing for the business, from cash transmitted to Pactiv, such as a distribution. Accordingly, the net effect of these cash transactions with Pactiv is represented as a single line item within the financing section of the statement of cash flows. Similarly, the activity of the interdivision account presents the net transfer of funds and charges between Pactiv and the Group as a single line item.

    Effective April 12, 1999, PCA maintains its own cash accounts.

    The following table sets forth the Group's cash flows for the periods shown:

                                                        GROUP                                               PCA
                          -----------------------------------------------------------------   -------------------------------
                                                                                                 FOR THE          FOR THE
                                FOR THE YEAR ENDED            FOR THE       FOR THE PERIOD     PERIOD APRIL      PRO FORMA
                                   DECEMBER 31,             NINE MONTHS     JANUARY 1, 1999      12, 1999       NINE MONTHS
                          ------------------------------       ENDED            THROUGH          THROUGH           ENDED
                            1996       1997       1998     SEPT. 30, 1998   APRIL 11, 1999    SEPT. 30, 1999   SEPT. 30, 1999
                          --------   --------   --------   --------------   ---------------   --------------   --------------
                                                                     (IN MILLIONS)
CASH PROVIDED (USED) BY:
  Operating
    Activities..........   $ 55.8     $107.2     $195.4        $134.0          $   153.6          $169.2           $181.2
  Investing
    Activities..........    (74.2)    (111.9)    (177.7)        (81.2)          (1,121.1)          (55.2)           (75.0)
  Financing
    Activities..........     16.8        3.7      (17.7)        (52.8)             967.5           (82.8)          (109.4)
                           ------     ------     ------        ------          ---------          ------           ------
  Net Cash Change.......   $ (1.6)    $ (1.0)    $   --        $   --          $      --          $ 31.2           $ (3.2)
                           ======     ======     ======        ======          =========          ======           ======

  OPERATING ACTIVITIES

    Cash flow provided by operating activities increased $47.2 million, or 35.2%, for the nine months ended September 30, 1999 from the comparable period in 1998. The increase was primarily due to increases in depreciation, depletion and amortization and reduced working capital.

    Cash flow provided by operating activities increased by $88.2 million, or 82.3%, from 1997 to 1998. The increase was due primarily to higher net income of $44.0 million, collection of a higher level of receivables and increased non-cash charges for restructuring and depreciation.

    Cash provided by operating activities increased by $51.4 million, or 91.9%, from 1996 to 1997. The lower net income of $63.0 million resulting from lower pricing was more than offset by a deferred tax increase of $76.8 million resulting from accelerated depreciation on tax owned assets and higher depreciation, depletion and amortization.

  INVESTING ACTIVITIES

    Net cash used for investing activities decreased $6.2 million, or 7.6%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998, primarily as a result of lower expenditures related to software development.

    Cash used for investing activities increased by $65.8 million, or 58.9%, from 1997 to 1998. The increase was primarily attributable to a prepaid lease payment made in late-December 1998 of $84.2 million to acquire timberland as part of the Lease Buy-out. Proceeds from assets sales were $15.8 million higher in 1998, due to the 1998 timberland sale transaction previously described. During 1997 and 1998, additions to property, plant and equipment totaled
$110.2 million and $103.4 million, respectively.

    Net cash used for investing activities increased by $37.7 million, or 50.7%, from 1996 to 1997. During 1996 and 1997, additions to property, plant and equipment totaled $168.6 million and $110.2 million, respectively. The higher level of capital expenditures in 1996 was attributable to the rebuild of a machine at the Counce mill, for which a total of $78.4 million in capital expenditures was spent, with the majority of the spending occurring in 1996. Included in the 1996 investing activities are $122.7 million of proceeds from disposals compared to $10.5 million in 1997. The proceeds from disposals were primarily related to the sale of the 80% interest in the recycled paperboard assets to Caraustar Industries. Cash expended for other long-term assets decreased $16.5 million, primarily due to lower cash funding of pension assets.

    As of September 30, 1999, PCA had commitments for capital expenditures of $75.6 million. PCA believes operating cash flow from continuing operations will be sufficient to fund these commitments.

  FINANCING ACTIVITIES

    Cash used for financing activities increased $56.6 million, or 107.1%, for the pro forma nine months ended September 30, 1999 from the comparable period in 1998. The increase was primarily attributable to the voluntary prepayments PCA has made on its three term loans under the senior credit facility.

    Cash provided by financing activities decreased by $21.4 million, or 584.6%, from 1997 to 1998, primarily reflecting the change in the net transfer of funds between the Group and Pactiv. The Group also retired $10.3 million of debt during 1998, which related to the financing of a boiler at the Counce mill.

    Cash provided by financing activities decreased by $13.1 million, or 78.3%, from 1996 to 1997, primarily due to changes in the net transfer of funds between the Group and Pactiv.

  AFTER THE TRANSACTIONS

    Following the transactions, PCA's primary sources of liquidity are cash flow from operations and borrowings under PCA's new revolving credit facility. PCA's primary uses of cash are for debt service and capital expenditures. PCA expects to be able to fund its debt service and capital expenditures from these sources.

    PCA incurred substantial indebtedness in connection with the transactions. On April 12, 1999, PCA had approximately $1.769 billion of indebtedness outstanding as compared to historical indebtedness outstanding of approximately $0.5 million. PCA's significant debt service obligations following the transactions could have material consequences to PCA's securityholders, including holders of common stock. See "Risk Factors."

    Concurrently with the transactions, PCA issued the notes and preferred stock and entered into the senior credit facility. The senior credit facility initially provided for three term loans in an aggregate amount of $1.21 billion and a revolving credit facility with up to $250.0 million in availability. Upon the closing of the acquisition, PCA borrowed the full amount available under the term loans and $9.0 million under the revolving credit facility. The following table provides the interest rate as of December 31, 1999 for each of the term loans and the revolving credit facility:

BORROWING ARRANGEMENT                                         INTEREST RATE
---------------------                                         -------------
Term Loan A.................................................      8.7036%
Term Loan B.................................................      9.2035%
Term Loan C.................................................      9.4536%
Revolver
  Revolver--Eurodollar......................................      9.2500%
  Revolver--Base Rate.......................................     10.2500%

    The borrowings under the revolving credit facility are available to fund PCA's working capital requirements, capital expenditures and other general corporate purposes. The Term Loan A must be repaid in quarterly installments from December 2001 through 2005. The Term Loan B must be repaid in quarterly installments from December 2001 through 2007. The Term Loan C must be repaid in quarterly installments from December 2001 through 2008. The revolving credit facility will terminate in 2005. See "Description of Certain Indebtedness--Description of Senior Credit Facility."

    Effective December 14, 1999, PCA elected to reduce its availability under the revolving credit facility from $250.0 million to $150.0 million.

    PCA made voluntary prepayments using timberland proceeds or excess cash to permanently reduce its borrowings under the term loans on the following dates in the following amounts:

    - May 18, 1999--$75.0 million;

    - July 15, 1999--$10.0 million;

    - September 16, 1999--$1.3 million;

    - September 30, 1999--$13.7 million;

    - October 1, 1999--$194.6 million;

    - October 14, 1999--$27.5 million;

    - October 29, 1999--$10.9 million;

    - November 15, 1999--$10.0 million;

    - November 19, 1999--$12.5 million;

    - November 22, 1999--$43.7 million;

    - November 30, 1999--$23.8 million;

    - December 30, 1999--$8.0 million; and

    - January 19, 2000--$0.7 million.

    In addition, PCA repaid the $9.0 million drawn on the revolver using excess cash.

    The instruments governing PCA's indebtedness and the preferred stock, including the senior credit facility, the indenture governing the notes and the certificate of designation governing the preferred stock, contain financial and other covenants that restrict, among other things, the ability of PCA and its subsidiaries to:

    - incur additional indebtedness,

    - pay dividends or make certain other restricted payments,

    - consummate certain asset sales,

    - incur liens,

    - enter into certain transactions with affiliates, or

    - merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of PCA.

    These limitations, together with the highly leveraged nature of PCA, could limit corporate and operating activities. See "Risk Factors--Company Risks--Leverage."

    PCA intends to use the net proceeds received by it from the offering to redeem all of the outstanding shares of preferred stock at an aggregate redemption price of approximately $124.5 million, assuming that the preferred stock is redeemed on or about March 3, 2000.

    PCA estimates that it will make approximately $135 million in capital expenditures in 2000. These expenditures will be used primarily for cost reduction, business growth, maintenance and environmental compliance.

    In August 1999, PCA signed purchase and sales agreements with various buyers to sell 405,000 acres of its 800,000 acres of owned timberland. PCA completed these sales in the fourth quarter of 1999 and received total proceeds of $263 million. These proceeds were used to pay down debt.

    In addition, PCA is permitted under the terms of the senior credit facility and the indenture governing the notes to use net proceeds in excess of $500.0 million, if any, to redeem up to $100.0 million of the notes, or to pay a dividend on or repurchase its equity interests. Under the terms of the notes indenture, PCA may use the net proceeds of a timberland sale to redeem not more than 35% of the aggregate principal amount of notes issued and outstanding under the notes indenture, excluding notes held by PCA and its subsidiaries. PCA must make the redemption within 60 days of the timberland sale and must pay a redemption price equal to 109.625% of the principal amount of notes to be redeemed plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

    PCA may only use the net proceeds of a timberland sale to pay a dividend or repurchase its equity interests if PCA's debt to cash flow ratio at the time of payment or repurchase, after giving effect to the payment or repurchase, the application of the proceeds of the timberland sale, and any increase in fiber, stumpage or similar costs as a result of the timberland sale, would be no greater than 4.5 to 1 and PCA's debt and preferred stock to cash flow ratio no greater than 5.0 to 1. The senior credit facility imposes similar restrictions on the ability of PCA to use the net proceeds of a timberland sale to make these payments or repurchases.

    PCA believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that PCA's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility and the notes, to retire or redeem the notes when required or to make anticipated capital expenditures. PCA's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond PCA's control. See "Risk Factors."

ENVIRONMENTAL MATTERS

    We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. In particular, the United States Environmental Protection Agency recently finalized the Cluster Rules which govern pulp and paper mill operations, including those at the Counce, Filer City, Valdosta and Tomahawk mills. Over the next several years, the Cluster Rules will affect our allowable discharges of air and water pollutants, and require us to spend money to ensure compliance with those new rules.

    As is the case with any industrial operation, we have, in the past, incurred costs associated with the remediation of soil or groundwater contamination, as required by the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the federal "Superfund" law, and analogous state laws. Cleanup requirements arise with respect to properties we currently own or operate, former facilities and off-site facilities where we have disposed of hazardous substances. Because liability under these laws is strict, meaning that liability is imposed without fault, joint and several, meaning that liability is imposed on each party without regard to contribution, and retroactive, we could receive notifications of cleanup liability in the future and this liability could be material. Under the terms of the contribution agreement, Pactiv has agreed to retain all liability for all former facilities and all sites associated with pre-closing off-site waste disposal. Pactiv has also retained environmentally impaired real property in Filer City, Michigan unrelated to current mill operations.

YEAR 2000 ISSUE

    YEAR 2000 ISSUE. Year 2000 issues address the ability of electronic processing equipment to process date sensitive information and recognize the last two digits of a date as occurring in or after the year 2000. Many of our computer software and hardware systems, and some of our non-information technology infrastructure and manufacturing equipment, that utilize date-sensitive data, were structured to use a two-digit data field. As a result, these IT and non-IT systems would not, as originally structured, be able to properly recognize dates in or after the Year 2000. We believe we have completed the remediation or replacement of critical IT and non-IT systems, and as of January 18, 2000, Year 2000 issues have not had and are not expected to have a material adverse effect on our results of operations.

    YEAR 2000 PROGRAM. Our predecessor, Pactiv, created a Year 2000 management team in June of 1998 to address the Year 2000 issue. The Year 2000 program, started by Pactiv and continued by PCA, involved three primary phases:

    - identifying and testing all information technology systems and all non-information technology infrastructure and equipment that have a potential Year 2000 issue;

    - remediating or replacing all non-compliant systems and equipment; and

    - testing all remediated or replaced systems and equipment.

    In addition, our Year 2000 efforts have involved assessing and monitoring the Year 2000 readiness of our major suppliers and vendors, responding to customer inquiries regarding our state of readiness, tracking Year 2000 related expenditures and developing contingency or continuity plans.

    STATE OF READINESS. PCA has completed all phases of its Year 2000 program. As of January 18, 2000 all critical functions were operating in the Year 2000 with no apparent Year 2000 issues. None of PCA's products are date-sensitive. In addition, we have reasonable assurance that as an outcome of our testing/certification process, we will continue to remain in normal "operations and maintenance" mode with no Year 2000 issues materially affecting our business.

    In addition, we have developed and implemented a standard purchasing, accounts payable and maintenance tracking system for our mills. In conjunction with our Year 2000 project we have also implemented new order entry, corrugator scheduling, converting scheduling, shop floor manufacturing, shipping, inventory management and invoicing systems as part of an overall modernization project for our corrugated products plants.

    YEAR 2000 COSTS. As of December 31, 1999, we incurred costs of approximately $4.5 million to address Year 2000 issues. We do not expect to incur any significant additional costs to address Year 2000 issues. We have expensed these costs as they have been incurred, except in instances where we determined that replacing existing computer systems or equipment was more effective and efficient, particularly where additional functionality was available.

    YEAR 2000 RISKS. At this time, we believe we have resolved all material Year 2000 issues. However, it is possible that latent Year 2000 issues could arise in the future. If this happens, we will implement our contingency plans in an effort to minimize the impact of the problem.

IMPACT OF INFLATION

    PCA does not believe that inflation has had a material impact on its financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

    Historically, PCA has not had any material market risk due to the fact that its debt financing and risk management activities were conducted by Pactiv or Tenneco. As a result of the transactions, PCA is exposed to the impact of interest rate changes and changes in the market value of its financial instruments. PCA periodically enters into derivatives in order to minimize these risks, but not for trading purposes.

    On March 5, 1999, PCA entered into an interest rate protection agreement with J.P. Morgan Securities Inc. to lock in then current interest rates on 10-year U.S. Treasury notes. PCA entered into this agreement to protect it against increases in the 10-year U.S. Treasury note rate, which served as a reference in determining the interest rate applicable to the notes, which have a comparable term. The agreement has a notional amount of $450.0 million and a 10-year U.S. Treasury note reference rate of 5.41%. As a result of a decrease in the interest rate on 10-year U.S. Treasury notes, PCA was obligated to make a single payment of approximately $8.4 million to J.P. Morgan Securities Inc. upon settlement of the agreement which was made on the date of the closing of the notes offering.

    Under the terms of the senior credit facility, PCA is required to maintain for at least two years after the closing of the transactions interest rate protection agreements establishing a fixed maximum interest rate with respect to at least 50% of the outstanding term loans under the senior credit facility.

    As a result, PCA has entered into three interest rate collar agreements which protect against rising interest rates and simultaneously guarantee a minimum interest rate. The notional amount of these collars was $720 million. As PCA has made debt prepayments, the required notional amount of these collars has continued to decrease. Accordingly, on November 30, 1999 PCA sold an interest rate collar which reduced the notional amount of the remaining two collars to $510 million. The weighted average floor of the interest rate collar agreements is 4.96% and the weighted average ceiling of the interest rate collar agreements is 6.75%. The interest rate on approximately 65% of PCA's term loan obligations at December 31, 1999 are capped. PCA receives payments under the collar agreements if the LIBOR rate exceeds the ceiling. Correspondingly, PCA makes payments under the collar agreements if the LIBOR rate goes below the floor. In both cases, the amount received or paid is based on the notional amount and the difference between the actual LIBOR rate and the ceiling or floor rate. The weighted average duration of the interest rate collar agreements is approximately three and one half years.

    PCA's earnings are affected by changes in short-term interest rates as a result of borrowings under the term loans. If LIBOR interest rates for these borrowings increase one percent, PCA's interest expense would increase, and income before income taxes would decrease, by approximately $7.8 million annually until the LIBOR rate exceeds the ceiling rate. At that point, only 35% of the debt would result in additional interest rate expense. As of December 31, 1999, the interest rate on the term loans was based on a weighted average LIBOR rate of 5.9%. The effect of the interest rate change to the fair market value of the outstanding debt is insignificant. This analysis does not consider any other impacts on fair value that could exist in such an interest rate environment. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in PCA's financial structure.

NEW ACCOUNTING STANDARDS

    For a description of changes in accounting principles affecting PCA, see
Note 2 to the Group's audited combined financial statements included elsewhere in this prospectus. None of the new accounting standards required to be adopted on January 1, 1999 had any material impact on the Group's or PCA's results of operations. In addition, management does not expect that new accounting standards currently pending will materially impact PCA's operating results.

                                    BUSINESS

GENERAL

    PCA is the sixth largest producer of containerboard and corrugated products in the United States, based on production capacity as reported in the Pulp & Paper 1999-2000 North American Fact Book. With 1999 net sales of $1.7 billion, PCA produced 2.2 million tons of containerboard and shipped about 27 billion square feet of corrugated products.

    In 1999, we produced over 1.4 million tons of kraft linerboard at our mills located in Counce, Tennessee and Valdosta, Georgia. We also produced 800,000 tons of semi-chemical medium at our mills located in Tomahawk, Wisconsin and Filer City, Michigan. About 15% of our 1999 total fiber requirements were met with wood from our owned or leased timberland, which are generally located within 100 miles of our mills.

    Our converting operations produce a wide variety of corrugated packaging products, including conventional shipping containers used to protect and transport manufactured goods. We also produce multi-color boxes and displays with strong visual appeal that help to merchandise the packaged product in retail locations. Finally, we are a large producer of meat boxes and wax-coated boxes for the agricultural industry.

INDUSTRY OVERVIEW

  CORRUGATED CONTAINERS

    According to the Fibre Box Association, the value of industry shipments of corrugated containers was over $20 billion in 1998. According to this source, corrugated container volume has grown at a compound annual rate of 3.1% since 1975. Demand for corrugated containers has increased in all but four years during this 23-year period. At no time during this period did demand for corrugated containers decrease in consecutive years.

    Most converting plants are either corrugator plants or sheet plants. There are approximately 612 corrugator plants in the United States. Corrugater plants have equipment on-site that flutes the medium and combines it with linerboard to create corrugated sheets. These sheets are then converted into corrugated containers on-site.

    There are approximately 860 sheet plants in the United States. Sheet plants purchase corrugated sheets from corrugator plants and convert these sheets into finished corrugated containers. According to the Fibre Box Association, corrugator plants account for 84% of the industry's corrugated container shipments, while sheet plants contribute the remaining 16%.

    The primary end-use markets for corrugated containers are shown below:

Food, beverages and agricultural products...................  39.2%
Paper and fiber products....................................  22.6%
Petroleum, plastic, synthetic and rubber products...........  10.3%
Glass, pottery, fabricated metal and metal containers.......   6.8%
Electrical and electronic machinery and appliances..........   3.7%

    High-volume, national account customers typically seek suppliers with multiple plant locations that can provide broad geographic coverage, an array of manufacturing capabilities and flexibility to provide products in critical situations. Local accounts tend to place a greater emphasis on local sales and customer service support, quick order turnaround and specialized services. All types of customers value price, quality and dependability.

    Corrugated containers are generally delivered by truck. Compared to many other products, the amount of corrugated containers that can fit into a truckload weighs much less. This, coupled with the relatively low price per ton of corrugated containers, make shipping costs account for a relatively high portion of total costs. As a result, converting plants tend to be located in close proximity to customers to minimize freight costs. Most converters serve markets within a 150-mile radius of their plants and employ a locally based sales force to solicit accounts in that market area.

    The corrugated products industry is highly fragmented, with an estimated 702 companies in the United States. The top five U.S. integrated corrugated manufacturers produce approximately 65% of total U.S. industry production. Integrated producers accounted for approximately three-quarters of total corrugated container shipments.

  CONTAINERBOARD

    Containerboard, which includes both linerboard and corrugating medium, is the principal raw material used to manufacture corrugated containers. Linerboard is used as the inner and outer facings, or liners, of a corrugated container. Corrugating medium is fluted and laminated to linerboard in corrugator plants to produce corrugated sheets. The sheets are subsequently printed, cut, folded and glued in corrugator plants or sheet plants to produce corrugated containers.

    Containerboard may be manufactured from both softwood and hardwood fibers, as well as from recycled fibers from used corrugated containers and waste clippings from corrugated converting operations. Kraft linerboard is made predominantly from softwoods like pine. Semi-chemical medium is made from hardwoods such as oak. Wood may be brought to the mill as logs to be chipped, or as already-chipped wood. The chips are chemically treated and cooked to form virgin fiber, also known as wood pulp. This pulp can be processed alone or blended with some percentage of recycled fiber on paper machines. The pulp is mixed with water and flows onto a moving wire screen, which allows the water to drain and concentrates the fibers. What remains is a paper mat that is compressed by a series of presses and then dried. The paper is wound into large rolls, which are slit to size as required by converters, and shipped to them.

    Linerboard is made in a range of grades or basis weights. 42 lb. linerboard is the most common weight, but linerboard is produced in weights that vary from under 26 lb. to over 90 lb. The number represents the weight in pounds per thousand square feet of that linerboard. Producers also market linerboard by performance characteristics, appearance and color. The following table describes different product weight, performance and color characteristics:

CATEGORY                            PRODUCTS         DESCRIPTION
--------                            --------         -----------
Weights (lb./1,000 sq. ft.).......  26 - 38 lb.      Lightweights
                                    41 - 56          Middleweights
                                    61 - 90          Heavyweights
                                    >90              Super heavyweights

Performance.......................  High ring crush  stacking or compression strength
                                    Tare weight      minimal variations in basis
                                                     weight
                                    Wet strength     strength while wet

Color.............................  Mottled white    bleached pulp applied to
                                                     unbleached sheet; mottled
                                                     appearance
                                    White top        even, white surface appearance
                                    Full bleached    solid white throughout

    The market demand for high performance grades, lightweights and white linerboard continue to grow at a faster rate because customers are seeking better strength characteristics at a lower cost as well as improved appearance.

    Recycled linerboard production has also grown rapidly in recent years due to favorable economics, customer demand for recycled packaging, and improved quality and performance characteristics. Recycled linerboard accounted for approximately 17% of total U.S. linerboard estimated production in 1999. A recycled linerboard mill is typically smaller and less capital-intensive than kraft linerboard mills. These mills are likely to be located near a major urban area where the supply of recycled material is abundant and converter operations are more geographically concentrated.

    U.S. linerboard producers export nearly 20% of their production. The top three markets are Europe, Asia and Latin America, which together consumed about 90% of the U.S. linerboard exports during 1998. Linerboard exports have grown at an average rate of 6% a year during the last 15 years, reaching a record
4.6 million tons in 1997. Due to the strong U.S. dollar and weak Asian markets, exports of linerboard were significantly lower in 1998 at 3.7 million tons. The market for exported medium is considerably smaller than for linerboard. About 2.5% of the corrugating medium produced in the United States is exported.

    Despite recent consolidation activity, the containerboard industry remains relatively fragmented, with the top five producers accounting for 57% of production capacity and the top ten accounting for 76%.

    Containerboard is a commodity-like product whose price tends to be highly cyclical. Historically, pricing for containerboard has reflected changes in containerboard supply that resulted from capacity additions and reductions, as well as changes in inventory levels and demand. The supply/demand balance improved throughout 1999 and the average price of linerboard increased about 25% during 1999. In 1999, several major containerboard manufacturers announced production curtailments and mill shutdowns. These reductions represent nearly
2 million tons or 5% of North American capacity. Only minimal capacity additions have been publicly announced through 2002 according to the American Forest & Paper Association.

BUSINESS STRATEGY

    Our on-going operating strategy focuses on three elements:

    - Building upon our low cost mill status and continuing to reduce manufacturing costs in our containerboard mills;

    - Focusing our sales and marketing efforts for corrugated containers on value-added, higher margin products and customers; and

    - Emphasizing investment and growth in our corrugated container operations to further increase our level of integration.

COMPETITIVE STRENGTHS

    - LOW-COST PRODUCER. Based on two studies performed in 1998 by Jacobs-Sirrine, an industry consulting firm, PCA's two largest containerboard mills were ranked in the lowest quartile for cash manufacturing costs in the industry. One of these studies was a single-client study that we paid Jacobs-Sirrine to perform in February 1998. The other was a multi-client study issued by Jacobs-Sirrine in the fourth quarter of 1998 that was available for purchase by the general public. The Counce and Tomahawk mills represent two-thirds of PCA's production capacity. Counce produces linerboard and Tomahawk makes semi-chemical medium. The industry uses cash manufacturing cost per ton as a measure of operating cost effectiveness for containerboard mill production. Cash manufacturing costs are the out-of-pocket costs associated with producing containerboard, which include costs for fiber, chemicals, energy, other materials and consumables, hourly labor and salaried supervision.

    Valdosta, our second kraft linerboard mill, uses only virgin fiber. In February 1998, Jacobs-Sirrine also ranked it as a low cost, or first quartile, mill. In the fourth quarter 1998 study, Valdosta's ranking fell to below average cost, or third quartile. This was due primarily to a decline in recycled fiber prices. This decline improved the relative cost position of recycled mills. Recycled fiber costs have increased recently to nearly the same level as in February 1998. This recycled fiber cost increase has improved Valdosta's cost position, returning it to the lowest cost quartile.

    Filer City, our smallest mill, produces semi-chemical medium. Filer City ranks as an average cost mill in both of the Jacobs-Sirrine studies.

    Fiber represents the single largest cost element in manufacturing containerboard. Our mills are located near abundant supplies of wood fiber. Additionally, our ability to vary the percentage of softwood, hardwood and recycled fiber enables us to react to changes in fiber prices and minimize fiber costs. Overall, our fiber costs are among the lowest in the industry.

    In recent years, we have also made significant productivity and efficiency gains. These include labor savings, higher machine speeds, reduced waste and lower chemical and energy costs.

    - INTEGRATED OPERATIONS. Our level of containerboard integration with our converting facilities is approximately 80%. This high level of integration provides a stable and predictable demand for our containerboard mill production. The remaining 20% of production is sold externally, with about two-thirds going to domestic corrugated converters and one-third to the export market. According to Pulp & Paper Week, during the period of 1995 to 1998, industry containerboard prices declined by 31% while our average corrugated box price fell by only 11%. The relative earnings stability of our converting plants acts to somewhat offset the more cyclical earnings of our mills. Containerboard pricing behaves much as a commodity and is highly dependent on the relative balance of containerboard supply and demand. Corrugated container demand has been fairly stable over the past 20 years and tracks general economic growth as measured by Gross Domestic Product and industrial production.

    - DIVERSIFIED CUSTOMER BASE. Our broad customer base enables us to minimize our dependence on any one industry, geography or individual customer. We have focused our sales efforts on smaller, local accounts, which usually demand more customized products and services than higher volume national accounts. Approximately 75% of our current revenues are derived from local accounts.

    - FOCUS ON VALUE-ADDED PRODUCTS AND SERVICES. We have pursued a strategy of providing our customers with value-added products, enhanced graphics and superior customer service. Since 1995, we have acquired nine converting facilities. Four of these acquisitions significantly increased our graphics capabilities, while five sheet plant acquisitions improved our ability to provide shorter production runs and faster turnaround times in those markets. We have also established five geographically dispersed graphics design centers that use sophisticated computer design software to create visually appealing customized boxes. Our close proximity to our customers, our broad geographic coverage and our ability to provide value-added products and services has consistently resulted in a higher selling price than the industry average.

OPERATIONS AND PRODUCTS

  MILLS

    Our two linerboard mills can manufacture a broad range of linerboard grades ranging from 26 lb. to 96 lb. Our two semi-chemical medium mills can manufacture grades ranging in weight from 21 lb. to 47 lb. All four of our mills have completed an extensive independent review process to become ISO 9002 certified. ISO 9002 is an international quality certification that verifies a facility maintains and follows stringent procedures for manufacturing, sales and customer service.

    COUNCE. Our Counce, Tennessee mill is one of the five largest linerboard mills in the United States out of approximately 70 linerboard mills. Its production capacity is approximately 1,003,000 tons per year. In 1999, we produced approximately 948,800 tons of kraft linerboard on two paper machines at Counce. We produced a broad range of basis weights from 31 lb. to 96 lb. Our Counce mill machines also produce a variety of performance and specialty grades of linerboard including high-ring crush and wet strength. In 1998 we developed the capability to produce linerboard grades with a mottled white printing surface. Mottled white has a marble-like coloration and is typically priced from $130 to $175 per ton higher than kraft linerboard, but is more expensive to produce.

    VALDOSTA. Our Valdosta, Georgia mill is a kraft linerboard mill and has a production capacity of approximately 457,000 tons per year. In 1999, our single paper machine at Valdosta produced approximately 433,800 tons of linerboard. Valdosta primarily produces middleweight linerboard ranging from 42 lb. to 56 lb., and heavyweight/super heavyweight linerboard ranging from 61 lb. to 96 lb.

    TOMAHAWK. Our Tomahawk, Wisconsin mill is the second largest medium mill in the United States out of 69 medium mills. Its production capacity is 548,000 tons per year. In 1999, we produced approximately 525,300 tons of semi-chemical medium at Tomahawk using three paper machines, one of which is the third largest corrugated medium machine in the United States. These machines produce a broad range of basis weights from 23 lb. to 47 lb. Our Tomahawk mill also produces a variety of performance and specialty grades of semi-chemical medium. This includes high ring crush, wet strength, tare weight and super heavyweight.

    FILER CITY. Our Filer City, Michigan mill is a semi-chemical medium operation. In 1999, Filer City produced approximately 272,100 tons of medium on two paper machines. In July 1998, we shut down one machine at Filer City. Mill production capacity at Filer City is 367,000 tons a year if we run all three paper machines. Filer City produces a range of medium grades in basis weights from 21 lb. to 40 lb.

  CORRUGATED PRODUCTS

    We operate 39 corrugator plants, 28 sheet/specialty plants and five graphic design centers. The 39 corrugator plants have a corrugator on site and manufacture both combined sheets and finished boxes. Twenty-six sheet plants purchase combined sheets and create finished boxes. Two other small specialty facilities include a collating and distribution packaging center, as well as a machine rebuild facility. The five graphic design centers are located in Westmont, Illinois; Cincinnati, Ohio; Dallas, Texas; North Brunswick, New Jersey; and Southgate, California.

    These graphic design centers were established in response to customers' increasing need for sophisticated, high impact graphics on their corrugated boxes. Customers are increasingly using special in-store corrugated displays to market their products and are requiring more intricate packaging designs. In response, our graphic design centers offer state-of-the-art computers and equipment that are capable of 24-hour design turnaround and reduced product delivery times.

    Our converting locations are spread throughout the United States. Each corrugator plant serves a market radius that typically averages 150 miles. Our sheet plants are generally located in close proximity to our larger corrugating facilities which enables us to offer additional services and converting capabilities such as small volume, quick turnaround items.

    We produce a wide variety of products ranging from basic corrugated shipping containers to specialized packaging such as wax-coated boxes for the agriculture industry. We also have multi-color printing capabilities to make high-impact graphics boxes and displays that offer customers more attractive packaging.

  TIMBERLAND

    We currently own, lease, manage or have cutting rights to approximately 540,000 acres of timberland located near our Counce, Valdosta and Tomahawk mills. The acreage we control includes 390,000 acres of owned land and another 150,000 acres of long term leases. Virtually all of these leases have terms over 20 years.

    Over 95% of our owned or leased timberland is located within 100 miles of our mills, which results in lower wood transportation costs and provides a secure source of wood fiber. After giving effect to the timberland sold in 1999, approximately 15% of our total fiber requirements were supplied by wood from timberland owned or leased by us.

    In addition to the timberland we manage ourselves, we have initiated a Forest Management Assistance Program. Through this program we provide professional forestry assistance to private timberland owners to improve harvest yields and to optimize their harvest schedule. We have managed the regeneration of over 97,000 acres by supplying pine seedlings. In exchange for our expertise, we are given the right of first refusal over timber sales from those lands. These private lands include over 200,000 acres of timberland. We expect to harvest over 150,000 cords of wood from these forests annually.

    We also participate in the Sustainable Forestry Initiative, which is organized by the American Forest and Paper Association. This initiative is aimed at ensuring the long-term health and conservation of America's forestry resources. Activities include limiting tree harvest sizes, replanting harvest acreage, and participating in flora and fauna research and protecting water streams.

    We believe that the wood supplies near our Valdosta, Filer City and Tomahawk mills are very good and will remain so for the foreseeable future. We do not own or lease any timberland near our Filer City mill, and as a result of our recent sale of 405,000 acres of timberland, we do not own or lease any timberland near our Tomahawk mill and we own or lease significantly less timberland near our Valdosta mill. We have entered into supply agreements covering 329,000 acres of the 405,000 acres of timberland sold near our Tomahawk and Valdosta mills. We currently believe that we will be able to purchase our wood requirements at competitive prices. At Counce, where pine is in shorter supply, we would consider selling a significant portion of our timberland if we could obtain a competitively priced, long-term supply agreement from the buyer.

  SOLID WOOD AND RECYCLING FACILITIES

    We own three sawmills located in Ackerman, Mississippi; Selmer, Tennessee; and Fulton, Mississippi. These three sawmills produce approximately 155 million board feet annually of lumber used to make furniture and building products. We also have an air-dry yard operation in Burnsville, Mississippi that holds newly cut lumber while it dries. Finally, we have a 50% interest in a wood chipping joint venture in Fulton, Mississippi that provides us with wood chips for use at our Counce Mill. The solid wood products group enables us to maximize the value of our timber through lumber sales, when appropriate, and also provides us with a supply of wood chips.

    We also operate three paper recycling centers, one in Jackson, Tennessee and two in Nashville, Tennessee. These recycling centers collect old corrugated containers, newspapers and other paper and provide a source of recycled fiber to our nearby Counce mill.

  PERSONNEL

    An on-site mill manager oversees each of our mills. The mill manager's operating staff includes personnel who support mill operations and woodlands, as well as support groups for scheduling and shipping, technical services and process control, maintenance and reliability, and engineering and technology. Our administrative support groups include accounting, information systems, payroll and human resources. All of the groups mentioned above report to each respective mill manager. Headquarters corporate support, located in Lake Forest, Illinois includes the containerboard sales group and the production scheduling group, which processes customer orders. We also maintain a 13-member corporate mill engineering staff that provides engineering, procurement, construction and start-up services for the four mills.

    Each of our converting plants is managed by a team, which usually includes a general manager, a sales manager, a production manager, a controller and a customer service manager. We also have a centralized technical support group comprised of 14 packaging engineers and technicians. This group provides services to our 67 converting facilities that include testing, engineering, manufacturing and technical support. Our technical support group also works with our customers on location to assure that our customers' quality and performance standards are consistently met. Our converting plants are grouped into seven geographic areas. Plants in each area report to an area general manager.

SALES AND MARKETING

    Our containerboard sales group is responsible for the sale of linerboard and corrugating medium to our own corrugating plants, to other domestic customers and to the export market. This group handles order processing for all shipments of containerboard from our own mills to our own converting plants. These personnel also coordinate and execute all containerboard trade agreements with other containerboard manufacturers.

    Our corrugated products are sold through a direct sales and marketing organization of approximately 350 sales personnel. Sales representatives and a sales manager at each manufacturing facility serve local and regional accounts. Corporate account managers serve large national accounts at multiple customer locations. Additionally, our graphic design centers maintain an on-site dedicated graphics sales force. General marketing support is located at our corporate headquarters.

    In addition to the 350 direct sales and marketing personnel, we have almost 100 support personnel that are new product development engineers and product graphics and design specialists. These individuals are located at both the corrugating facilities as well as the graphic design centers.

DISTRIBUTION

    Finished goods produced in our mills are shipped by rail or truck. Our individual mills do not own or maintain outside warehousing facilities. We do use several third-party warehouses for short-term storage.

    Our corrugated containers are usually delivered by truck due to our large number of customers and their demand for timely service. Shipping costs represent a relatively high percentage of our total costs due to the high bulk and relatively low value of corrugated containers. As a result, our converting plants typically service customers within a 150 miles radius.

CUSTOMERS

    CONTAINERBOARD. Our converting plants, either directly or through exchange agreements, consume more than three-quarters of our mills' containerboard production. These exchanges, or trades, allow us to swap containerboard produced in our mills for containerboard manufactured at other companies' locations. Trades, which are common in the industry, reduce the distance the rolls of containerboard have to be shipped, and, in turn, overall freight costs. Trades also encourage more efficient production for the industry, since companies can trade for containerboard grades they cannot manufacture as efficiently on their own equipment.

    The containerboard that we do not consume directly or through trades is sold to independent domestic converters and export customers. We also sell containerboard to manufacturers of fiber drums, air bags, protective packaging and other specialty products.

    CORRUGATED PACKAGING. About three-quarters of our corrugated packaging customers are regional and local accounts, and they are broadly diversified across industries and geographic locations. Based on an internal customer survey conducted in 1998, we estimate that nearly 40% of our customers have purchased from us for over five years. Our top ten corrugated products customers accounted for about 20% of our 1999 gross revenues and no single customer represented over 6% of our gross revenues.

RAW MATERIALS

    FIBER SUPPLY. Fiber is the single largest cost in the manufacture of containerboard. To reduce our fiber costs we have invested in processes and equipment to ensure a high degree of fiber flexibility. Our mills have the capability to shift a portion of their fiber consumption between softwood, hardwood and recycled sources. With the exception of our Valdosta mill, all of our mills can utilize some recycled fiber in their containerboard production. Our ability to use various types of virgin and recycled fiber helps mitigate the impact of changes in the prices of various fibers.

    ENERGY SUPPLY. Energy at the mills is obtained through purchased electricity or through various fuels which are then converted to steam or electricity on-site. Fuel sources include coal, natural gas, oil, bark and byproducts of the containerboard manufacturing and pulping process. These fuels are burned in boilers to produce steam. Steam turbine generators are used to produce electricity.

    Our two kraft linerboard mills at Counce and Valdosta generate approximately 60% to 70% of their energy requirements from their own byproducts. Presently, 50% of our electricity consumption for the four mills is generated on-site.

COMPETITION

    CONTAINERBOARD. Containerboard is generally considered a commodity-type product and can be purchased from numerous suppliers. While the containerboard industry has been consolidating over the last two decades, it is still relatively fragmented compared with other basic manufacturing industries such as steel, automotive, commodity chemicals and petroleum. Approximately 59 companies currently produce containerboard and the top five represent 57% of total industry shipments. As a result, no single company has a dominant position in the industry. PCA's primary competition for our external sales of containerboard are a number of large, diversified paper companies, including Georgia-Pacific Corporation, International Paper Company, Smurfit-Stone

Container Corporation, Temple-Inland Inc., Weyerhaeuser Company and Willamette Industries, Inc., as well as other regional manufacturers.

    CORRUGATED CONTAINERS. Corrugated containers are produced by more than 715 U.S. companies operating nearly 1,500 plants. While the capability to make corrugated containers are offered by these hundreds of companies, very few boxes are produced as standard, or stock, items. Most corrugated containers are custom manufactured to the customer's specifications for that container. Finished containers are shipped to the customer flat, to be assembled for filling at the customer's operation. Corrugated producers generally sell within a 150-mile radius of their plants and compete with other corrugated facilities in their local market. In fact, the Fibre Box Association tracks industry data by 47 distinct market regions.

    The larger, multi-plant integrated companies may also solicit larger, multi-plant users of boxes who purchase for all their user facilities on a consolidated basis. These customers are often referred to as national or corporate accounts. Typically, prices charged to national accounts reflect the benefit to the corrugated manufacturer of the volume and scale economies these large accounts bring.

    Corrugated container businesses seek to differentiate themselves through pricing, quality, service, design and product innovation. We compete for both local and national account business and we compete against producers of other types of packaging products. On a national level, our competitors include Four M Corporation, Gaylord Container Corporation, Georgia-Pacific Corporation, International Paper Company, Smurfit-Stone Container Corporation,
Temple-Inland Inc., Weyerhaeuser Company and Willamette Industries, Inc. However, with our strategic focus on local and regional accounts, we believe we compete as much with the smaller, independent converters as with the larger, integrated producers.

EMPLOYEES

    As of December 31, 1999, we had approximately 7,800 employees. Approximately 2,100 of these employees were salaried and approximately 5,700 were hourly. Approximately 75% of our hourly employees are represented by unions. Our unionized employees are represented primarily by the Paper, Allied Industrial, Chemical, Energy Workers International Union, the Graphic Communications International Union and the United Steel Workers of America.

    Contracts for our unionized mill employees expire between October 2000 and September 2003. Contracts for unionized converting plant employees expire between February 2000 and November 2005. We are currently in negotiations to renew or extend any union contracts expiring in the near future.

    There have been no instances of significant work stoppages in the past 15 years. We believe we have satisfactory relations with our employees.

ENVIRONMENTAL MATTERS

    Compliance with environmental requirements is a significant factor in our business operations. We commit substantial resources to maintaining environmental compliance and managing environmental risk. We are subject to, and must comply with, a variety of federal, state and local environmental laws, particularly those relating to air and water quality, waste disposal and the cleanup of contaminated soil and groundwater. We believe that we are currently in material compliance with all applicable environmental rules and regulations. Because environmental regulations are constantly evolving, we have incurred, and will continue to incur, costs to maintain compliance with those laws. We work diligently to anticipate and budget for the impact of applicable environmental regulations and do not currently expect that future environmental compliance obligations will materially affect our business or financial condition.

    In April 1998, the United States Environmental Protection Agency finalized the Cluster Rules, which govern all pulp and paper mill operations, including those at our mills. Over the next several years, the Cluster Rules will affect our allowable discharges of air and water pollutants. As a result, PCA and its competitors are required to incur costs to ensure compliance with these new rules. Our current spending projections to complete Cluster Rule compliance implementation at our four mills is about $48 million from 2000 to 2005. From 1997 through 1999, we spent approximately $7 million on Cluster Rule compliance. Total capital costs for environmental matters, including Cluster Rule compliance, was $11 million for 1999 and we currently estimate that they will be $26 million for 2000.

    As is the case with any industrial operation, we have in the past incurred costs associated with the remediation of soil or groundwater contamination. From January 1994 through December 1999, remediation costs at our mills and converting plants totaled about $2.5 million. We do not believe that any on-going remedial projects are material in nature. As of December 31, 1999, we maintained a reserve of $133,000 for environmental remediation liability as well as a general overall environmental reserve of $3,555,407, which includes funds relating to onsite landfill and surface impoundments as well as on-going and anticipated remedial projects. We believe these reserves are adequate.

    We could also incur environmental liabilities as a result of claims by third parties for civil damages, including liability for personal injury or property damage, arising from releases of hazardous substances or contamination. We are not aware of any claims of this type currently pending against us.

    In the transactions, Pactiv agreed to retain all liability for all former facilities and all sites associated with pre-closing waste disposal. Pactiv also retained environmental liability for a closed landfill located near the Filer City mill.

PROPERTIES

    MILLS. The table below provides a summary of our containerboard mills, the principal products produced, each mill's capacity and their capacity utilization.

LOCATION                                FUNCTION       CAPACITY    UTILIZATION (%)*
--------                                --------       --------    ----------------
Counce, TN.........................  Kraft             1,003,000          95%
                                     linerboard mill

Filer City, MI.....................  Semi-chemical       367,000          74%**
                                     medium mill

Tomahawk, WI.......................  Semi-chemical       548,000          96%
                                     medium mill

Valdosta, GA.......................  Kraft               457,000          95%
                                     linerboard mill
                                                       ---------

    Total..........................                    2,375,000
                                                       =========

--------------

     * UTILIZATION IS DEFINED AS 1999 TONS PRODUCED DIVIDED BY ANNUAL CAPACITY.

    ** WE OPERATED ONLY TWO OF OUR THREE PAPER MACHINES AT FILER CITY IN 1999.

    Each of the mills is currently subject to a mortgage held by Morgan Guaranty Trust Company of New York on behalf of the lenders under the senior credit facility.

    OTHER FACILITIES. In addition to our mills, we own 37 corrugator plants and seven specialty plants. We also own three sawmills, an air-drying yard, one recycling facility, one warehouse and miscellaneous other property, which includes sales offices and woodlands forest management offices. These sales offices and woodlands forest management offices generally have one to four employees and serve as administrative offices. We lease two corrugator plants, 21 sheet specialty plants, five regional design centers, two recycling facilities and numerous other distribution centers, warehouses and facilities. PCA has no owned or leased properties outside of the continental United States. All of our owned real property is subject to a first priority mortgage held by Morgan Guaranty Trust Company of New York on behalf of the lenders under the senior credit facility.

    TIMBERLAND. We own or lease approximately 540,000 acres of timberland as shown below:

                                                   OWN       LEASE      TOTAL
                                                   ---       -----      -----
Counce, TN.....................................  300,000     56,000    356,000
Tomahawk, WI...................................    1,000         --      1,000
Valdosta, GA...................................   89,000     94,000    183,000
                                                 -------    -------    -------
  Total Acres..................................  390,000    150,000    540,000
                                                 =======    =======    =======

    All of our owned timberland is subject to a mortgage held by Morgan Guaranty Trust Company of New York on behalf of the lenders under the senior credit facility. Lease agreements are generally for 35 to 66 years and offer fiber harvest rights on the leased properties.

    HEADQUARTERS. We currently lease our executive and administrative offices in Lake Forest, Illinois from Pactiv under a lease expiring in April 2003.

    We currently believe that our facilities and properties are sufficient to meet our operating requirements for the foreseeable future.

LEGAL PROCEEDINGS

    In May 1999, we were served with a complaint filed in the United States District Court for the Eastern District of Pennsylvania (WINOFF INDUSTRIES, INC.
V. STONE CONTAINER CORPORATION, ET AL.) alleging civil violations of Section 1 of the Sherman Act in connection with the pricing and production of linerboard from October 1, 1993 through November 30, 1995. Plaintiffs purport to represent a nationwide class of purchasers of corrugated containers, and the complaint names ten major linerboard manufacturers as defendants. The complaint seeks treble damages for allegedly unlawful corrugated container price increases, plus attorneys' fees. We believe the allegations have no merit, are vigorously defending ourselves, and believe the outcome of this litigation should not have a material adverse effect on our financial position, results of operations, or cash flow.

    We are also party to various legal actions arising in the ordinary course of our business. These legal actions cover a broad variety of claims spanning our entire business. We believe that the resolution of these legal actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The names, ages and positions of the persons who are the directors and executive officers of PCA are provided below:

NAME                              AGE      POSITION
----                              ---      --------
Paul T. Stecko................     55      Chairman of the Board and Chief Executive Officer
William J. Sweeney............     59      Executive Vice President--Corrugated Products
Richard B. West...............     47      Chief Financial Officer, Vice President and Secretary
Mark W. Kowlzan...............     44      Vice President--Containerboard/Wood Products
Andrea L. Davey...............     43      Vice President--Human Resources
Dana G. Mead..................     63      Director
Theodore R. Tetzlaff..........     55      Director
Samuel M. Mencoff.............     43      Director and Vice President
Justin S. Huscher.............     46      Director and Assistant Secretary
Thomas S. Souleles............     31      Director and Assistant Secretary

    PAUL T. STECKO has served as Chief Executive Officer of PCA since January 1999 and as Chairman of the Board of PCA since March 1999. From November 1998 to April 1999, Mr. Stecko served as President and Chief Operating Officer of Tenneco, now known as Tenneco Automotive. From January 1997 to that time, Mr. Stecko served as Chief Operating Officer of Tenneco. From December 1993 through January 1997, Mr. Stecko served as President and Chief Executive Officer of Tenneco Packaging, now known as Pactiv. Prior to joining Tenneco, Mr. Stecko spent 16 years with International Paper Company. Mr. Stecko is a member of the board of directors of Pactiv, Tenneco Automotive, State Farm Mutual Insurance Company and American Forest and Paper Association.

    WILLIAM J. SWEENEY has served as Executive Vice President--Corrugated Products of PCA since April 1999. From May 1997 to April 1999, Mr. Sweeney served as Executive Vice President--Paperboard Packaging of Tenneco Packaging, now known as Pactiv. From May 1990 to May 1997, Mr. Sweeney served as Senior Vice President and General Manager--Containerboard Products of Tenneco Packaging. From 1983 to that time, Mr. Sweeney served as General Manager and Vice President of Stone Container Corporation. From 1978 to 1983, Mr. Sweeney served as Sales Manager, Operations Manager and Division Vice President at Continental Group and from 1967 to that time, as Sales Manager and General Manager of Boise Cascade Corporation.

    RICHARD B. WEST has served as Chief Financial Officer of PCA since March 1999, as Secretary since April 1999 and also as Vice President since July 1999. From March 1999 to June 1999, Mr. West also served as Treasurer of PCA.
Mr. West served as Vice President of Finance--Paperboard Packaging of Tenneco Packaging from 1995 to April 1999. Prior to joining Tenneco, Mr. West spent
20 years with International Paper Company where he served as an Internal Auditor, Internal Audit Manager and Manufacturing Controller for the Printing Papers Group and Director/ Business Process Redesign.

    MARK W. KOWLZAN has served as Vice President--Containerboard/Wood Products of PCA since April 1999. From 1998 to April 1999, Tenneco employed Mr. Kowlzan as Vice President and General Manager--Containerboard/Wood Products and from May 1996 to 1998, as Operations Manager and Mill Manager of the Counce mill. Prior to joining Tenneco, Mr. Kowlzan spent 15 years at International Paper Company, where he held a series of operational positions within its mill organization.

    ANDREA L. DAVEY has served as Vice President--Human Resources of PCA since April 1999. From 1994 to April 1999, Ms. Davey was employed principally by Tenneco where she held the positions of Director of Field Employee Relations, Director of Training and Development, Director of

Compensation and Benefits, and Project Manager of HRIS project and also served in the capacity of Vice President--Human Resources, Paperboard Packaging from May 1997 to April 1999. From 1992 until joining Tenneco in 1994, Ms. Davey served as Director of Human Resources for the Bakery division of Sara Lee Corporation. From 1989 to that time, she served as Human Resource Manager for the Converting Group of International Paper Company. Prior to that time,
Ms. Davey spent five years with ITT Corporation, where she served in several human resources positions.

    DANA G. MEAD has served as a director of PCA since March 1999. Mr. Mead is also non-executive Chairman of Tenneco Automotive and Pactiv. Mr. Mead served as a director and an executive officer of Tenneco since April 1992, when he joined Tenneco as Chief Operating Officer. Prior to joining Tenneco, Mr. Mead served as an Executive Vice President of International Paper Company from 1988 and served as a Senior Vice President of that company from 1981. He is also a director of Textron, Inc., Zurich Allied AG and Pfizer Inc.

    THEODORE R. TETZLAFF has served as a director of PCA since March 1999.
Mr. Tetzlaff has been a Partner in the law firm of Jenner & Block, Chicago, since 1976 and Chairman of its Executive Committee and Operations & Finance Committee since July 1997. Mr. Tetzlaff served as General Counsel of Tenneco from June 1992 to November 1999. Mr. Tetzlaff has served as a director of Case Corp. since 1994. He was formerly Vice President, Legal and External Affairs, of Cummins Engine Company, Inc. from 1980 to 1982. Mr. Tetzlaff is also a director of Continental Materials Corp. and a Commissioner of the Public Buildings Commission of Chicago.

    SAMUEL M. MENCOFF has served as a director and Vice President of PCA since January 1999. Mr. Mencoff has been employed principally by Madison Dearborn Partners, Inc. since 1993 and currently serves as a Managing Director. From 1987 until 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the operating committee of the general partner of Golden Oak Mining Company, L.P. and a member of the board of directors of Bay State Paper Holding Company, Buckeye Technologies, Inc. and Riverwood Holding, Inc.

    JUSTIN S. HUSCHER has served as a director of PCA since March 1999 and also as an Assistant Secretary of PCA since April 1999. Mr. Huscher has been employed principally by Madison Dearborn Partners, Inc. since 1993 and currently serves as a Managing Director. From 1990 until 1993, Mr. Huscher served as Senior Investment Manager of First Chicago Venture Capital. Mr. Huscher is a member of the operating committee of the general partner of Golden Oak Mining Company, L.P. and a member of the board of directors of Bay State Paper Holding Company.

    THOMAS S. SOULELES has served as a director of PCA since March 1999 and also as an Assistant Secretary of PCA since April 1999. From January 1999 to
April 1999, Mr. Souleles served as a Vice President and Secretary of PCA.
Mr. Souleles has been employed principally by Madison Dearborn Partners, Inc. since 1995 and currently serves as a Director. Prior to joining Madison Dearborn Partners, Inc., Mr. Souleles attended Harvard Law School and Harvard Graduate School of Business Administration where he received a J.D. and an M.B.A.
Mr. Souleles is a member of the board of directors of Bay State Paper Holding Company.

    Each director of PCA listed above was elected under the terms of a stockholders agreement among Pactiv, PCA and PCA Holdings that was entered into in connection with the transactions. Upon completion of the offering, the voting provisions of the stockholders agreement will terminate. See "Certain Relationships and Related Transactions--Stockholders Agreement." PCA anticipates that Dana G. Mead and Theodore R. Tetzlaff will resign upon completion of the offering and that two directors not otherwise affiliated with PCA or any of its stockholders will be elected by the board of directors following completion of the offering. PCA held its 2000 annual meeting of stockholders on January 26, 2000. At that meeting, the stockholders reelected the six current directors of PCA and ratified the appointment of Ernst & Young LLP as PCA's independent public accountants for the year ended December 31, 2000.

COMPENSATION OF EXECUTIVE OFFICERS

    None of the executive officers of PCA received compensation from PCA prior to the closing of the transactions on April 12, 1999. Before the closing of the transactions, PCA's chief executive officer and its four other most highly compensated executive officers, Mr. Stecko, Mr. Sweeney, Mr. West, Mr. Kowlzan and Ms. Davey, were employed by, and received compensation from, Tenneco or its affiliates.

    Under the terms of letter agreements entered into with Mr. Stecko on January 25, 1999 and May 19, 1999, PCA pays Mr. Stecko a base salary of $600,000 per annum, subject to increases approved by the Board, and has agreed to pay
Mr. Stecko an annual bonus of not less than $500,000 with respect to each of the fiscal years 1999, 2000 and 2001, and an annual perquisite allowance of not less than $60,000 payable in cash. In addition, PCA paid Mr. Stecko a signing bonus payment of $1 million, the net proceeds of which, under the terms of the letter agreements, were invested in common stock of PCA. If PCA terminates Mr. Stecko without cause, he is entitled to receive an amount equal to three times the sum of his base salary plus the amount of the highest annual bonus paid to him during the previous three year period.

    Under the terms of a memorandum from PCA to Mr. Sweeney, dated April 16, 1999, PCA agreed to pay Mr. Sweeney a bonus in the amount of $500,000 if either PCA terminates Mr. Sweeney before April 12, 2002 for any reason other than for cause or he is still employed by PCA on April 12, 2002. If Mr. Sweeney dies before April 12, 2002, the bonus will be paid to his beneficiaries on a pro rata basis. Mr. Sweeney agreed to use the after-tax proceeds of this bonus to pay off the outstanding balance, if any, of the loan he received from Morgan Guaranty Trust Company of New York to purchase equity of PCA during the June 1999 management equity issuance.

    SUMMARY COMPENSATION TABLE. The following table sets forth compensation information for the period from April 12, 1999 through December 31, 1999 for PCA's chief executive officer and the four other most highly compensated executive officers of PCA for the period ended December 31, 1999.

                                                                                          LONG-TERM
                                                      ANNUAL COMPENSATION                COMPENSATION
                                           ------------------------------------------   --------------
           NAME AND                                                     OTHER ANNUAL       OPTIONS           ALL OTHER
      PRINCIPAL POSITION          YEAR      SALARY         BONUS        COMPENSATION     GRANTED (#)      COMPENSATION (4)
------------------------------  --------   ---------   -------------   --------------   --------------   ------------------
Paul T. Stecko................   1999(1)   $434,545    $   --(2)         $   57,684       1,386,000          $1,008,289
  Chief Executive Officer
William J. Sweeney............   1999(1)    255,943        --(2)          --(3)             587,400              39,914
  Executive Vice President-
  Corrugated Products
Richard B. West...............   1999(1)    143,142        --(2)          --(3)             215,600               4,055
  Chief Financial Officer,
  Vice President and Secretary
Mark W. Kowlzan...............   1999(1)    140,941        --(2)          --(3)             350,900               1,379
  Vice President-
  Containerboard/Wood Products
Andrea L. Davey...............   1999(1)    108,859        --(2)          --(3)             140,580               9,795
  Vice President-Human
  Resources

------------------

(1) Represents compensation paid by PCA from April 12, 1999, the date of the closing of the transactions, through December 31, 1999.

(2) PCA did not pay annual bonuses during 1999 for the period from April 12, 1999 to December 31, 1999. Annual bonuses for this period will be determined and paid in 2000.

(3) Mr. Sweeney, Mr. West, Mr. Kowlzan and Ms. Davey did not receive any perquisites from PCA during 1999 for the period from April 12, 1999 to December 31, 1999. Annual perquisite allowances for these individuals for 1999 were $30,000, $20,000, $20,000 and $12,000, respectively, and will be paid in January 2000.

(4) Includes the dollar value of life insurance premiums paid by PCA on behalf of the named executive officers, amounts contributed to supplemental executive retirement accounts for the benefit of the named executive officers and, in the case of Mr. Stecko, a $1 million signing bonus paid by PCA.

    OPTION GRANT TABLE. The following table shows all grants of options to acquire shares of PCA common stock made to the named executive officers under the management equity agreements during 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE VALUE
                                                                                      AT ASSUMED ANNUAL RATES
                        NUMBER OF                                                          OF STOCK PRICE
                        SECURITIES    PERCENTAGE OF TOTAL                                   APPRECIATION
                        UNDERLYING      OPTIONS GRANTED     EXERCISE                    FOR OPTION TERM (2)
                         OPTIONS         TO EMPLOYEES         PRICE     EXPIRATION   --------------------------
NAME                   GRANTED (1)      IN FISCAL YEAR      PER SHARE      DATE          5%            10%
----                   ------------   -------------------   ---------   ----------   -----------   ------------
Paul T. Stecko.......   1,386,000             21.1%           $4.55       6/1/09     $3,965,998    $10,050,618
William J. Sweeney...     587,400              8.9             4.55       6/1/09      1,680,828      4,259,548
Richard B. West......     215,600              3.3             4.55       6/1/09        616,933      1,563,429
Mark W. Kowlzan......     350,900              5.3             4.55       6/1/09      1,004,090      2,544,561
Andrea L. Davey......     140,580              2.1             4.55       6/1/09        402,266      1,019,420

--------------

(1) These options are not currently exercisable but will become exercisable upon completion of the offering.

(2) Amounts reflect certain assumed rates of appreciation set forth in the executive compensation disclosure rules of the SEC. Actual gains, if any, on stock option exercises depend on future performance of PCA's common stock and overall stock market conditions. No assurances can be made that the amounts reflected in these columns will be achieved.

    OPTION EXERCISES AND YEAR-END VALUE TABLE. The following table shows aggregate exercises of options during 1999 by the named executive officers and the aggregate value of unexercised options held by each named executive officer as of December 31, 1999.

                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                        YEAR AND YEAR-END OPTION VALUES

                                                                                  VALUE OF UNEXERCISED
                                                    NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                          SHARES                   OPTIONS AT YEAR END(1)           AT YEAR END(1)(2)
                        ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                     EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   --------   -----------   -------------   -----------   -------------
Paul T. Stecko........     0             0          0            1,386,000        0           $10,325,700
William J. Sweeney....     0             0          0              587,400        0             4,376,130
Richard B. West.......     0             0          0              215,600        0             1,606,220
Mark W. Kowlzan.......     0             0          0              350,900        0             2,614,205
Andrea L. Davey.......     0             0          0              140,580        0             1,047,321

--------------

(1) These options were not exercisable at year end but will become exercisable upon completion of the offering.

(2) Based on an offering price of $12.00 per share.

COMPENSATION OF DIRECTORS

    PCA does not currently compensate directors for serving as a director or on committees of the board of directors or pay directors any fees for attendance at meetings of the board, although PCA may elect to compensate directors in the future using cash or equity. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at board and committee meetings.

MANAGEMENT EQUITY AGREEMENTS

    PCA entered into management equity agreements in June 1999 with 125 of its management-level employees, including the named executive officers. Under these agreements, PCA sold 3,132,800 shares of common stock to 113 of these employees at approximately $4.55 per share, the same price per share at which PCA Holdings purchased equity in the transactions. PCA guaranteed bank financing in the amount of $5,200,000 in the aggregate to enable some of these members of PCA's management to purchase equity under their respective management equity agreements. The amount of bank financing guaranteed by PCA with respect to any employee did not exceed 50% of the purchase price paid by the employee under his or her management equity agreement. The capital stock purchased under the management equity agreements is subject to vesting and is subject to repurchase upon a termination of employment by PCA.

    The management equity agreements also provide for the grant of options to purchase up to an aggregate of 6,576,460 shares of PCA's common stock at the same price per share at which PCA Holdings purchased common stock in the transactions. These options will become exercisable upon completion of the offering. The option shares are subject to contractual restrictions on transfer for a period of up to 18 months following completion of the offering. All of the options identified in the option grant table above were issued under the management equity agreements.

LONG-TERM EQUITY INCENTIVE PLAN

    PCA has adopted the Packaging Corporation of America 1999 Long-Term Equity Incentive Plan. The equity incentive plan provides for grants of stock options, stock appreciation rights, or SARs, restricted stock and performance awards. Directors, officers and employees of PCA and its subsidiaries, as well as others who engage in services for PCA, are eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to the success of PCA and to enable PCA to attract, retain and reward the best available persons for positions of responsibility.

    A total of 4,400,000 shares of our common stock, representing approximately 4% of our currently outstanding common stock on a fully-diluted basis, will be available for issuance under the equity incentive plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure of PCA or the outstanding shares of common stock. These shares may be, in whole or in part, authorized and unissued or held as treasury shares.

    The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. Grants will be awarded under the equity incentive plan entirely in the discretion of the compensation committee. As a result, we are unable to determine at this time the recipients, amounts and values of future benefits to be received under the plan. We anticipate that shortly following completion of the offering, we will grant options to purchase an aggregate of approximately 350,000 shares of our common stock to approximately 175 employees. We anticipate that all of these options will have an exercise price equal to the fair market value of the common stock on the date of grant and will be subject to annual vesting over a four-year period.

    The following is a summary of the material terms of the equity incentive plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the equity incentive plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

  TERMS OF THE EQUITY INCENTIVE PLAN

    ELIGIBILITY. Directors, officers and employees of PCA and its subsidiaries, as well as other individuals performing significant services for us, or to whom we have extended an offer of employment, will be eligible to receive grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees. As of December 31, 1999, there were approximately 350 employees expected to be eligible to participate in the equity incentive plan.

    STOCK OPTIONS. Under the equity incentive plan, the compensation committee may award grants of incentive stock options conforming to the provisions of
Section 422 of the Internal Revenue Code and other, non-qualified stock options. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 20% of the total number of shares authorized under the plan. The compensation committee also may not grant incentive stock options first exercisable in any calendar year for shares of common stock with a fair market value greater than $100,000, determined at the time of grant.

    The compensation committee will determine the exercise price of any option in its discretion. However, the exercise price of an incentive option may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of PCA's voting power may not be less than 110% of the fair market value on the date of grant.

    Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

    - in cash,

    - by delivery of shares of common stock with a fair market value equal to the exercise price,

    - by simultaneous sale through a broker of shares of common stock acquired upon exercise, and/or

    - by having PCA withhold shares of common stock otherwise issuable upon exercise.

    If a participant elects to deliver or withhold shares of common stock in payment of any part of an option's exercise price, the compensation committee may in its discretion grant the participant a "reload option." The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered or withheld. The reload option may also include, if the compensation committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of PCA's tax withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will generally be the fair market value of the common stock on the date of grant of the reload option.

    The compensation committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive stock option granted to a person who owns stock constituting more than 10% of the voting power of PCA, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, PCA or its subsidiaries. Options generally expire 90 days after the date of cessation of service, provided that the grantee does not compete with PCA during this 90-day period.

    There are, however, exceptions depending upon the circumstances of cessation. In the case of a grantee's death or disability, all options will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability. In the event of retirement, a grantee's vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. Upon termination for cause, all options will terminate immediately. If there is a change in control of PCA and a grantee is terminated from service with PCA and its subsidiaries within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of PCA, whether or not the grantee is subsequently terminated.

    SARS. The compensation committee may grant SARs under the equity incentive plan alone or in tandem with stock options. SARs will be subject to the terms and conditions determined by the compensation committee in its discretion. SARs granted in tandem with options become exercisable only when, to the extent and on the conditions that the related options are exercisable, and they expire at the same time the related options expire. The exercise of an option results in the immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR results in the immediate forfeiture of any related option to the extent the SAR is exercised.

    Upon exercise of an SAR, the grantee will receive an amount in cash and/or shares of common stock or other PCA securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR or, in the case of an SAR granted in tandem with options, of the option to which the SAR relates, multiplied by the number of shares as to which the SAR is exercised.

    RESTRICTED STOCK. Under the equity incentive plan, the compensation committee may award restricted stock to eligible participants. Restricted Stock will be subject to the conditions and restrictions determined by the compensation committee in its discretion, and will be restricted for the duration determined by the committee, which will generally be at least six months. A grantee will be required to pay PCA at least the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless the shares are treasury shares. Unless the compensation committee determines otherwise, all restrictions on a grantee's restricted stock will lapse when the grantee ceases to be a director, officer or employee of, or to otherwise perform services for, PCA and its subsidiaries, if the cessation occurs due to a termination within one year after a change in control of PCA or due to death, disability or, in the discretion of the compensation committee, retirement. If termination of employment or service occurs for any other reason, all of a grantee's restricted stock as to which the applicable restrictions have not lapsed will be forfeited immediately.

    PERFORMANCE AWARDS. Under the equity incentive plan, the compensation committee may grant performance awards contingent upon achievement by the grantee, PCA and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as return on equity, over a specified performance cycle, as designated by the compensation committee. Performance awards may include:

    - specific dollar-value target awards;

    - performance units, the value of which is established by the compensation committee at the time of grant; and/or

    - performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of common stock or other PCA securities.

    Unless the compensation committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, PCA and its subsidiaries prior to completion of a performance cycle, and the reason for that cessation is because of termination within one year after a change in control of PCA or due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award.

    VESTING, WITHHOLDING TAXES AND TRANSFERABILITY OF ALL AWARDS. The terms and conditions of each award made under the equity incentive plan, including vesting requirements, will be set forth consistent with the plan in a written notice to the grantee. Except in limited circumstances, no award under the equity incentive plan may vest and become exercisable within six months of the date of grant, unless the compensation committee determines otherwise.

    Unless the compensation committee determines otherwise, a participant may elect to deliver shares of common stock, or to have PCA withhold shares of common stock otherwise issuable upon exercise of an option or SAR or upon grant or vesting of restricted stock, in order to satisfy PCA's required withholding obligations in connection with any such exercise, grant or vesting.

    Unless the compensation committee determines otherwise, no award made under the equity incentive plan will be transferable other than by will or the laws of descent and distribution or to a grantee's family member by gift, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians or legal representatives.

    AMENDMENT AND TERMINATION OF THE EQUITY INCENTIVE PLAN. The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of PCA's stockholders if such approval is necessary for continued compliance with any stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant's consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

  ONE MILLION DOLLAR COMPENSATION LIMIT

    The Revenue Reconciliation Act of 1993 limits the annual deduction a publicly held company may take for compensation paid to its chief executive officer or any of its four other highest compensated officers in excess of $1,000,000 per year, excluding for this purpose compensation that is "performance-based" within the meaning of Code Section 162(m).

    Compensation paid under the equity incentive plan will not qualify as performance-based except to the extent paid pursuant to grants made under the plan following approval of the plan by PCA's stockholders in accordance with Code Section 162(m)(4)(c) and the related Treasury Regulations, and except to the extent certain other requirements are satisfied. However, based on a special rule contained in regulations issued under Section 162(m), the $1 million deduction limitation described above should not apply to any options, SARs or restricted stock granted, or cash-based compensation paid, prior to PCA's annual meeting of stockholders in 2003, to the extent such grants or payments are made under the equity incentive plan.

BOARD COMMITTEES

    Upon completion of the offering, PCA will have two standing committees--an audit committee and a compensation committee. Upon completion of the offering, each of these committees will consist of a majority of nonmanagment directors.

    The audit committee will review and recommend to the board internal accounting and financial controls for PCA and accounting principles and auditing practices and procedures to be used in the preparation of PCA's financial statements. The audit committee will also make recommendations to the board concerning the engagement of independent public accountants and the scope of their audits. The members of the audit committee have yet to be determined.

    The compensation committee will administer PCA's benefit plans and make recommendations concerning the compensation of employees. The compensation committee will consist of Samuel M. Mencoff, chairman, Thomas S. Souleles and a third director to be named.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONTRIBUTION AGREEMENT

    Pactiv, PCA Holdings and PCA entered into a contribution agreement governing the sale of the containerboard and corrugated packaging products business to PCA. PCA Holdings owns approximately 53% of the outstanding common stock of PCA and Pactiv owns approximately 44% of the outstanding common stock of PCA. Under the terms of the contribution agreement, the following occurred:

    - PCA paid to Madison Dearborn, the entity that controls PCA Holdings, a transaction fee of $15.0 million and reimbursed Madison Dearborn for out-of-pocket expenses.

    - PCA paid $2.0 million of the legal and accounting fees and expenses of Pactiv incurred in connection with the transactions.

    - Pactiv agreed to indemnify PCA, PCA Holdings and their affiliates for any breaches of representations, warranties and covenants it made in the contribution agreement relating to the condition of the business as of the closing of the transactions and liabilities of the containerboard and corrugated packaging products business which it agreed to retain. Pactiv's indemnification obligation in respect of breaches of its representations and warranties generally survives for 18 months from the closing and is subject to a $12.5 million deductible and a $150.0 million cap.

    - PCA agreed to indemnify Pactiv and its affiliates against those liabilities it agreed to assume. PCA generally agreed to assume all liabilities relating to the business. PCA did not generally assume, however, liabilities relating to tax and employee benefit matters arising before the closing or with respect to assets not conveyed to PCA. These liabilities were retained by Pactiv. Pactiv also retained all environmental liability for all former facilities, sites associated with pre-closing waste disposal and a closed landfill located near the Filer City mill.

    - Pactiv agreed that, for a period of five years from the closing, it would not engage in the business conducted by PCA as of the closing anywhere in the U.S. or induce any customer of PCA to terminate its relationship with PCA.

STOCKHOLDERS AGREEMENT

    PCA, PCA Holdings and Pactiv entered into a stockholders agreement under which they agreed to limit their ability to sell or transfer their common stock and to provide for preemptive rights upon future issuances of common stock by PCA. Under the terms of the stockholders agreement, PCA's board of directors consists of six individuals--three directors designated by PCA Holdings (Messrs. Mencoff, Huscher and Souleles), two directors designated by Pactiv (Messrs. Mead and Tetzlaff) and the Chief Executive Officer of PCA
(Mr. Stecko). Pactiv and PCA Holdings agreed to vote their shares in future elections to maintain this board composition. The stockholders agreement also identifies company actions which Pactiv and PCA Holdings have agreed shall be subject to the approval of at least four of the five directors designated by Pactiv and PCA Holdings as described above, including:

    (1) the approval of the adoption of, or any material change to, PCA's annual business plan,

    (2) the purchase or sale of assets having a fair market value in excess of $32.5 million, other than in the ordinary course of business or in connection with a sale of timberland,

    (3) the acquisition of another business or participation in any joint venture involving consideration in excess of $32.5 million, and

    (4) the taking of actions that would have a disproportionate impact on Pactiv or would otherwise be outside of the ordinary course of business.

    The stockholders agreement will terminate as a result of the offering.

REGISTRATION RIGHTS AGREEMENT

    PCA, PCA Holdings and Pactiv entered into a registration rights agreement under which Pactiv, PCA Holdings and their affiliates and transferees have "demand" registration rights, which entitle them to cause PCA to register their securities of PCA under the Securities Act. In addition, Pactiv, PCA Holdings and their affiliates and transferees have "piggyback" registration rights, which entitle them to cause PCA to include their securities in a registration in which PCA proposes to register any of its securities under the Securities Act. Pactiv and its affiliates, on the one hand, and PCA Holdings and its affiliates, on the other hand, are each entitled to demand:

    (1) three "long form" registrations on Form S-1, or a similar long form, in which PCA will pay the registration expenses, other than underwriting discounts and commissions,

    (2) an unlimited number of "short form" registrations on Form S-2 or S-3, or a similar short form, in which PCA will pay the registration expenses, other than underwriting discounts and commissions, and

    (3) an unlimited number of "long form" registrations on Form S-1, or a similar long form, in which the requesting holders will pay the registration expenses.

    Pactiv and PCA Holdings also agreed in the registration rights agreement that Pactiv and its affiliates will have first priority to participate in any registration of PCA's securities during the 14-month period following the closing of the transactions. After that time, PCA Holdings, Pactiv and their affiliates will have equal priority, before any other holders of PCA's securities, to participate in the registrations. Pactiv exercised one of its "demand" registration rights under this agreement in order to effect the registration of its shares of common stock for sale in the offering.

MANAGEMENT EQUITY AGREEMENTS

    Each of PCA's executive officers entered into management equity agreements with PCA in June 1999 under which the executive officers, or their respective designees, purchased PCA common stock at approximately $4.55 per share as follows:

    - Paul T. Stecko--704,000 shares;

    - William J. Sweeney--281,380 shares;

    - Richard B. West--99,220 shares;

    - Mark W. Kowlzan--162,800 shares; and

    - Andrea L. Davey--66,000 shares.

    The executive officers, or their respective designees, borrowed funds from Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., to finance up to 50% of the cost of purchasing the shares. PCA guaranteed repayment of each of these loans. PCA has not been required to make any payments with respect to these guarantees.

SERVICES AGREEMENT

    PCA entered into a holding company support agreement with PCA Holdings under which PCA agreed to reimburse PCA Holdings for all fees, costs and expenses, up to an aggregate amount of $250,000 per year, related to PCA Holdings' investment in PCA. These expenses include PCA Holdings' general operating expenses, franchise tax obligations, accounting, legal, corporate reporting and administrative expenses, and any other expenses incurred by PCA Holdings as a result of its investment in PCA.

PURCHASE/SUPPLY AGREEMENTS

    PCA entered into separate purchase/supply agreements with the following parties: Pactiv; Tenneco Automotive Inc.; and Tenneco Packaging Specialty and Consumer Products Inc., an affiliate of Pactiv. Under the purchase/supply agreements, each Pactiv entity agreed to purchase a substantial percentage of its requirements for containerboard and corrugated packaging products from PCA at the prices charged by PCA to Pactiv and its affiliates as of the closing. As a result of these agreements, Pactiv and Tenneco Automotive represent 4.6% and 0.7%, respectively, of our total net sales for 1999. For the year ended December 31, 1999, Pactiv accounted for $78.4 million of our sales of all products and $64.7 million, of our sales of corrugated products. For the year ended December 31, 1999, Tenneco Automotive accounted for $12.7 million of our sales of corrugated products.

TRANSITION AGREEMENTS

    PCA and Pactiv entered into a facility use agreement which provides for PCA's use of a designated portion of Pactiv's headquarters located in Lake Forest, Illinois for a period of up to four years following the closing of the transactions. Under the facility use agreement, PCA is required to pay Pactiv rent plus additional charges for the provision of building and business services. The rent is calculated based on PCA's proportionate square footage usage of the property.

    PCA also entered into a transition services agreement with Pactiv which provides for the performance of transitional services by Pactiv and its affiliates to PCA that PCA currently requires to operate the containerboard and corrugated packaging products business. Pactiv charges PCA an amount substantially equal to its actual cost of providing the services, which cost includes Pactiv's overhead expenses, but does not include Tenneco's overhead expenses. The exact charge to PCA is the lesser of (1) Pactiv's actual cost and
(2) 105% of the cost as forecasted by Pactiv with respect to providing services within the following categories: payroll, general accounting, tax support, treasury/cash management, insurance/risk management, procurement and, human resources and telecommunication and information services. The initial term of the transition services agreement is for one year, but may be extended by PCA for an additional six month term for a cost increase of 15% per year. PCA has exercised this extension for some of the services covered by this agreement. PCA may terminate any of the provided services on 90 days notice to Pactiv. In addition, Pactiv agreed in the transition services agreement to reimburse PCA for up to $5.4 million in expenditures incurred by PCA relating to system enhancement and Year 2000 compliance for which $5.4 million was paid by Pactiv in 1999. PCA agreed to provide administrative and transitional services to Pactiv's former folding carton business under the terms of the transition services agreement through 1999.

    PCA, Tenneco and Pactiv entered into a human resources agreement under which Pactiv transferred the employment of all of its active employees engaged in the containerboard and corrugated packaging products business to PCA as of the closing at the same rate of pay. Under the human resources agreement, the employees are entitled to continue their participation in Pactiv and Tenneco welfare and pension plans for a period of up to five years following the closing of the transactions depending on the plan. PCA has agreed to reimburse Tenneco for associated costs. In addition, PCA has agreed to pay Tenneco an annualized fee of at least $5.2 million for continued participation. PCA assumed all of the existing collective bargaining agreements with respect to containerboard business employees as of the closing. PCA intends to adopt compensation and benefit plans with respect to its employees as contemplated under the terms of the transactions.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of PCA's common stock as of December 31, 1999, and as adjusted to reflect the sale of the common stock being offered hereby, assuming full exercise of the underwriters' over-allotment option, by (1) each person or group of affiliated persons who is known by PCA to own beneficially more than 5% of the common stock, (2) each of PCA's directors, (3) each of PCA's executive officers, (4) all directors and executive officers of PCA as a group and
(5) Pactiv. Except as otherwise noted and subject to community property laws, the persons or entities in this table have sole voting and investment power with respect to all the shares of common stock owned by them.

                                           SHARES BENEFICIALLY                      SHARES BENEFICIALLY
                                             OWNED BEFORE THE                         OWNED AFTER THE
                                               OFFERING (1)             SHARES         OFFERING (1)
                                           -------------------          BEING       -------------------
NAME                                     NUMBER         PERCENT        OFFERED       NUMBER     PERCENT
----                                     ------         -------        -------       ------     -------
PCA Holdings LLC (2) ................  50,306,960              53.2%      --       50,306,960      47.5%
  c/o Madison Dearborn Partners, LLC
  Three First National Plaza
  Chicago, IL 60602

Paul T. Stecko (3)...................   2,090,000               2.2%      --        2,090,000       1.9%

William J. Sweeney (4)...............     868,780          *              --          868,780      *

Richard B. West (5)..................     314,820          *              --          314,820      *

Mark W. Kowlzan (6)..................     513,700          *              --          513,700      *

Andrea L. Davey (7)..................     206,580          *              --          206,580      *

Dana G. Mead.........................      --             --              --           --         --

Theodore R. Tetzlaff.................      --             --              --           --         --

Samuel M. Mencoff (8)................  44,131,010              46.7%      --       44,131,010      41.7%

Justin S. Huscher (9)................  44,131,010              46.7%      --       44,131,010      41.7%

Thomas S. Souleles (10)..............  44,131,010              46.7%      --       44,131,010      41.7%

All directors and executive officers
  as a group (10 persons) (11).......  48,124,890              49.5%      --       48,124,890      44.3%

Pactiv Corporation (12)..............  41,160,240              43.5%  41,160,240       --         --
  1900 West Field Court
  Lake Forest, IL 60045

--------------

   * Denotes ownership of less than one percent.

 (1) Includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999. These shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person. These shares are not deemed outstanding, however, for the purposes of computing the percentage ownership of any other person.

 (2) The members of PCA Holdings include Madison Dearborn Capital Partners III, L.P. ("MDCP III"), two funds affiliated with MDCP III, J.P. Morgan Capital Corporation ("J.P. Morgan Capital"), an affiliated fund of J.P. Morgan Capital and BT Capital Investors, L.P. ("BT Capital"). MDCP III and its affiliated funds may be deemed to have beneficial ownership of

     44,131,010 shares of common stock of PCA held by PCA Holdings, J.P. Morgan Capital and its affiliated fund may be deemed to have beneficial ownership of 4,888,950 shares of common stock of PCA and BT Capital may be deemed to have beneficial ownership of 880,000 shares of common stock of PCA. Shares beneficially owned by MDCP III and its affiliated funds may be deemed to be beneficially owned by Madison Dearborn Partners III, L.P., the general partner or manager, as applicable, of each fund ("MDP III"), by Madison Dearborn, the general partner of MDP III and by a limited partner committee of MDP III.

 (3) Mr. Stecko owns 132,000 shares of common stock of PCA and the Paul T. Stecko 1999 Dynastic Trust owns 572,000 shares of common stock of PCA. Mr. Stecko may be deemed to have beneficial ownership of the shares of common stock of PCA owned by the Paul T. Stecko 1999 Dynastic Trust. Mr. Stecko also has an option to acquire 1,386,000 shares of common stock of PCA, which will become exercisable upon the closing of the offering.

 (4) Mr. Sweeney may be deemed to have beneficial ownership of the 281,380 shares of common stock of PCA owned by the William J. Sweeney 1999 Irrevocable Trust. Mr. Sweeney also has an option to acquire 587,400 shares of common stock of PCA, which will become exercisable upon the closing of the offering.

 (5) Mr. West has an option to acquire 215,600 shares of common stock of PCA, which will become exercisable upon the closing of the offering.

 (6) Mr. Kowlzan has an option to acquire 350,900 shares of common stock of PCA, which will become exercisable upon closing of the offering.

 (7) Ms. Davey may be deemed to have beneficial ownership of the 66,000 shares of common stock of PCA owned by the Andrea Lora Davey Trust dated February 19, 1994. Andrea L. Davey also has an option to acquire 140,580 shares of common stock of PCA, which will become exercisable upon the closing of the offering.

 (8) Mr. Mencoff is a Managing Director of Madison Dearborn and may therefore be deemed to share beneficial ownership of the shares owned by Madison Dearborn. Mr. Mencoff expressly disclaims beneficial ownership of the shares owned by Madison Dearborn.

 (9) Mr. Huscher is a Managing Director of Madison Dearborn and may therefore be deemed to share beneficial ownership of the shares owned by Madison Dearborn. Mr. Huscher expressly disclaims beneficial ownership of the shares owned by Madison Dearborn.

 (10) Mr. Souleles is a Director of Madison Dearborn and may therefore be deemed to share beneficial ownership of the shares owned by Madison Dearborn.
      Mr. Souleles expressly disclaims beneficial ownership of the shares owned by Madison Dearborn.

 (11) Includes 2,680,480 shares issuable upon exercise of stock options, which will become exercisable upon the closing of the offering.

 (12) Assuming no exercise of the underwriters' over-allotment options, Pactiv would beneficially own 6,160,240 shares, or 5.8% of the outstanding common stock of PCA upon the closing of the offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    PCA's restated certificate of incorporation authorizes the issuance of up to 300,000,000 shares of common stock, par value $0.01 per share, 3,000,000 shares of senior exchangeable preferred stock, par value $0.01 per share, and 100 shares of junior preferred stock, par value $0.01 per share. As of December 31, 1999, 94,600,000 shares of common stock, 1,000,000 shares of senior exchangeable preferred stock and 100 shares of junior preferred stock were outstanding. As of December 31, 1999, PCA had 115 holders of common stock.

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of senior exchangeable preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." If there is a liquidation, dissolution or winding up of PCA, holders of common stock would be entitled to share in PCA's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of senior exchangeable preferred stock and junior preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by PCA in the offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which PCA may designate in the future.

PREFERRED STOCK

    Upon the redemption of the senior exchangeable preferred stock with the net proceeds of the offering, PCA's certificate of incorporation will authorize its board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of PCA's outstanding voting stock. All of our currently outstanding shares of senior exchangeable preferred stock will be redeemed upon the completion of the offering, and we have no present plans to issue any new shares of preferred stock. See "Risk Factors--Investment Risks--Charter Documents" and "Use of Proceeds."

REGISTRATION RIGHTS

    PCA, PCA Holdings and Pactiv are parties to a registration rights agreement which provides Pactiv and PCA Holdings and their respective affiliates and transferees with "demand" registration rights, entitling them to cause PCA to register all or part of the common stock and or other securities of PCA held by them under the Securities Act of 1933, as well as "piggyback" registration rights. Pactiv exercised one of its "demand" registration rights in order to effect the offering of its common stock described herein. After the offering, if Pactiv, together with its affiliates, no longer holds shares of PCA with a fair market value of at least $500,000, it will no longer have "demand" registration rights under the registration rights agreement. PCA Holdings and its affiliates will continue to be entitled to demand (1) three "long form" registrations in which PCA will pay the registration expenses, other than underwriting discounts and commissions, (2) an unlimited number of "short form" registrations in which PCA will pay the registration expenses, other than underwriting discounts and commissions and (3) an unlimited number of "long form" registrations in which the PCA Holdings will pay the registration expenses.

EFFECT OF CERTIFICATE OF INCORPORATION AND BYLAWS

    PCA's restated certificate of incorporation and its second amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of PCA.

    The restated certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The restated certificate provides and the bylaws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a resolution adopted by a majority of the board or by the chief executive officer of PCA. Stockholders are not permitted to call a special meeting or require the board to call a special meeting.

    The restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of PCA, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the secretary of PCA timely written notice, in proper form, of the stockholders intention to bring that business before the meeting. Although the restated bylaws will not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to come before a special or annual meeting, the bylaws may have the effect of precluding the conduct of proposed business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of PCA.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is First Chicago Trust Company, a division of Equiserve. The address of the Transfer Agent and Registrar is 525 Washington Boulevard, Jersey City, New Jersey 07310 and its telephone number is (201) 324-0498.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Immediately prior to the offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such future sales could occur, could adversely affect the market price of our common stock.

    Upon completion of the offering, we will have outstanding an aggregate of 105,850,000 shares of common stock, assuming the issuance of 11,250,000 shares of common stock offered hereby and no exercise of options prior to completion of the offering. Of these shares, the 46,250,000 shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by "affiliates" of PCA as that term is defined in Rule 144 under the Securities Act. Sales by affiliates of PCA would be subject to the limitations and restrictions described below.

    The remaining 59,600,000 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of the shares will be subject to 180 day "lock-up" agreements beginning on the date of this prospectus. Upon expiration of these lock-up agreements, the shares will become eligible for sale subject to the limitations of Rule 144 and Rule 701 and, in some cases, to contractual restrictions on transfer.

    As of December 31, 1999, a total of 3,132,800 shares of common stock have been issued to members of management under management equity agreements. All of these shares are subject to restrictions on transfer following the offering. Under these agreements, a stockholder may transfer up to 50% of his or her shares beginning 180 days after the completion of the offering, and the remaining 50% over the twelve-month period following the 180th day after completion of the offering. Based on the shares of common stock issued to members of management under management equity agreements as of December 31, 1999, 180 days after the effective date of the offering, a total of approximately 1,566,400 shares of the common stock issued under the management equity agreements would be available for resale in the public market.

    In addition, as of December 31, 1999, there were a total of 6,576,460 shares of common stock subject to outstanding options under our 1999 Management Equity Compensation Plan, all of which will become vested and exercisable upon completion of the offering. However, all of these shares are subject to 180 day lock-up agreements and to restrictions on transfer contained in the agreements pursuant to which the options were acquired. Under these agreements, an option holder may transfer up to 50% of his or her option shares beginning 180 days after the completion of the offering and the remaining 50% over the twelve-month period following the 180th day after completion of the offering. Based on the options outstanding as of December 31, 1999, 180 days after the effective date of the offering, a total of approximately 3,288,230 shares of common stock subject to outstanding options would be available for resale in the public market.

    PCA's officers and directors and all of PCA's existing stockholders have agreed not to offer, sell, hedge, contract to sell, hedge or otherwise dispose of any of their shares of common stock or any other securities of PCA that they own that are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), for a period of 180 days after the date of the offering. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "brokers' transactions" or to market makers, within any three-month period, a number of shares of common stock that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 1,058,500 shares immediately after the offering; or

    - the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

    Sales under Rule 144 are generally subject to the availability of current public information about PCA.

    All of the currently outstanding shares of PCA were issued on or after April 12, 1999. Accordingly, no shares of common stock may be sold under Rule 144 prior to April 12, 2000.

RULE 144(k)

    Under Rule 144(k), a person who is not deemed to have been an affiliate of PCA at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. No shares of common stock of PCA are currently eligible for sale under Rule 144(k).

RULE 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to sell the shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

    The Commission has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of the options whether the option shares are acquired before or after the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements and other contractual restrictions described above, may be sold by persons other than "affiliates", as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirements.

    Upon the expiration of the lock-up agreements and contractual restrictions on transfer described above, approximately 9,709,260 shares of common stock of PCA will be eligible for resale under Rule 701. This number includes 3,132,800 shares held by management employees and 6,576,460 shares issuable upon exercise of stock options.

REGISTRATION OF FORM S-8

    After completion of the offering, PCA intends to file a registration statement on Form S-8 covering the sale of up to 4,400,000 shares of common stock reserved for issuance under the equity incentive plan. We anticipate that of the 4,400,000 shares reserved for issuance under the plan, we will issue options to employees to purchase an aggregate of approximately 350,000 shares of common stock shortly after completion of the offering. All of these options will vest in annual installments over a four-year period, and none of these options will be immediately exercisable. As a result of the filing of the Form S-8 registration statement, which will become effective upon filing, the shares of common stock that may ultimately be acquired upon exercise of these options or other awards under the plan will be available for sale in the public market unless they are subject to vesting restrictions or unless they are acquired by affiliates of PCA.

REGISTRATION RIGHTS

    Beginning 180 days after the completion of the offering, PCA Holdings, which currently holds 50,306,960 shares of common stock, will have rights that require us to register its shares of common stock under the Securities Act at our expense. If the underwriters do not exercise their overallotment option, Pactiv will beneficially own 6,160,240 shares of common stock and will also have rights that require us to register its shares of common stock under the Securities Act at our expense beginning 180 days after the completion of the offering. See "Certain Relationships and Related Transactions--Registration Rights Agreement."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

DESCRIPTION OF SENIOR CREDIT FACILITY

    In connection with the transactions, PCA entered into a senior credit facility on April 12, 1999 which as of that date consisted of:

    - a Term Loan A facility of $460.0 million in term loans;

    - a Term Loan B facility of $375.0 million in term loans;

    - a Term Loan C facility of $375.0 million in term loans; and

    - a revolving credit facility of up to $250.0 million in revolving credit loans and letters of credit.

    As of December 31, 1999, PCA had no borrowings outstanding under the revolving credit facility. Effective December 14, 1999, PCA elected to reduce its availability under the revolving credit facility from $250.0 million to $150.0 million.

    The borrowings under the senior credit facility bear interest at a floating rate and may be maintained as base rate loans or as Eurodollar loans. Base rate loans bear interest at the base rate, which is the higher of (1) the applicable prime lending rate of the administrative agent or (2) the Federal Reserve reported overnight funds rate plus 1/2 of 1%, plus, in each case, an applicable margin. Eurodollar loans bear interest at the Eurodollar rate as described in the senior credit facility, plus an applicable margin.

    The revolving credit facility must be repaid on or before April 12, 2005. Prior to that date, funds may be borrowed, repaid and reborrowed, without premium or penalty under the terms of the senior credit facility. The term loans mature, and as a result must be repaid, in quarterly installments on March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 1999. Term Loan A will mature in quarterly installments from September 1999 through 2005. Term Loan B will mature in quarterly installments from September 1999 through 2007. Term Loan C will mature in quarterly installments from September 1999 through 2008.

    Voluntary prepayments of amounts outstanding under the senior credit facility are permitted at any time, so long as PCA gives notice as required by the senior credit facility. However, if a prepayment is being made with respect to a Eurodollar loan and the prepayment is made on a date other than an interest payment date, PCA must pay a fee to compensate the lender for losses and expenses incurred by the lender as a result of the prepayment.

    PCA made voluntary prepayments using timberland proceeds or excess cash to permanently reduce its borrowings under the term loans on the following dates in the following amounts:

    - May 18, 1999--$75.0 million;

    - July 15, 1999--$10.0 million;

    - September 16, 1999--$1.3 million;

    - September 29, 1999--$13.7 million;

    - October 1, 1999--$194.6 million;

    - October 14, 1999--$27.5 million;

    - October 29, 1999--$10.9 million;

    - November 15, 1999--$10.0 million;

    - November 19, 1999--$12.5 million;

    - November 22, 1999--$43.7 million;

    - November 30, 1999--$23.8 million;

    - December 30, 1999--$8.0 million; and

    - January 19, 2000--$0.7 million.

    As a result of these prepayments, no quarterly installments are due until December 2001 for Term Loans A, B and C.

    The senior credit facility requires PCA to prepay the term loan facilities and reduce commitments under the revolving credit facility with all or a portion of the proceeds from designated financing or other transactions.

DESCRIPTION OF SENIOR SUBORDINATED NOTES

    PCA has issued $550,000,000 aggregate principal amount of 9 5/8% senior subordinated notes due 2009. Interest on the notes is payable each April 1 and October 1, beginning October 1, 1999. The notes are guaranteed by each of PCA's current and future domestic subsidiaries, other than any receivables subsidiary.

    At any time after April 1, 2004, PCA may redeem some or all of the notes, at a redemption price of 104.8125% of the principal amount, declining ratably to par after April 1, 2007, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

    At any time prior to April 1, 2002, PCA may use the proceeds of offering of its equity securities or that of its parent or timberland sales in excess of $500 million to redeem, on one or more occasions, up to 35% of the aggregate principal amount of the notes issued, at a redemption price of 109.625% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

    At any time prior to April 1, 2004, if PCA undergoes specific kinds of changes in control, PCA may redeem all but not less than all of the notes, at a redemption price of the greater of (1) 101% of the principal amount or (2) the excess over the principal amount of the notes of the present value on the redemption date of 104.8125% plus all required interest payments due on the notes through April 1, 2004, in each case plus accrued and unpaid interest and liquidation damages, if any, to the redemption date.

    If PCA undergoes specific kinds of changes of control, the holders of the notes may require PCA to offer to purchase some or all of the notes at a price equal to 101% of the principal amount.

    The indenture governing the notes contains covenants that, among other things, restrict PCA's ability to incur more debt, pay dividends on or purchase stock, make investments, use assets as security in other transactions and sell assets or merge with or into other companies.

                       U.S. FEDERAL TAX CONSEQUENCES FOR
                   NON-UNITED STATES HOLDERS OF COMMON STOCK

    The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of common stock generally applicable to non-United States holders. A non-United States holder is any beneficial owner of common stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as those terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code, existing, proposed and temporary regulations promulgated thereunder, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change either retroactively or prospectively. Moreover, this discussion does not address all aspects of United States federal income and estate taxation that may be relevant to non-United States holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of any particular tax treaty. Further, it does not discuss special rules applicable to non-United States holders that are, for example, banks, insurance companies, dealers in securities and holders of securities held as part of a straddle, hedge or conversion transaction. ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON STOCK.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-United States holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of common stock unless:

    (1) the gain is effectively connected with a United States trade or business of the non-United States holder (or, if a tax treaty applies, attributable to a permanent establishment in the United States maintained by that non-United States holder);

    (2) the non-United States holder is an individual who holds the common stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs, and other conditions are met;

    (3) the non-United States holder is an individual subject to tax pursuant to the provisions of United States tax law applicable to United States expatriates; or

    (4) PCA is or has been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the holder's holding period and (a) PCA's common stock is not regularly traded on an established securities market or (b) the non-United States holder owns more than 5% of PCA's common stock, as discussed below under "Foreign Investment in Real Property Tax Act."

FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT

    Under the Foreign Investment in Real Property Tax Act, as amended ("FIRPTA"), non-United States holders who would not otherwise be subject to federal income tax on gain from dispositions of PCA common stock may, nonetheless, be subject to United States federal income tax on disposition gain if PCA is a "United States real property holding corporation" anytime during the five years preceding the disposition or the holder's holding period, if shorter. In general, PCA will be a United States real property holding corporation if 50% or more of the fair market value of its assets constitute United States real property interests within the meaning of the Code. Although

PCA owns substantial amounts of United States real property, PCA believes that it was not a United States real property holding corporation at the time of the transactions in April 1999 and that PCA is not currently a United States real property holding corporation. Because the determination of whether PCA is a United States real property holding corporation turns on the relative value of PCA's United States real property interests and its other assets, and because the FIRPTA rules are complex, PCA can give no assurances that it is not a United States real property holding corporation or that it will not become one.

    Even if PCA is or becomes a United States real property holding corporation, FIRPTA will not apply to cause a non-United States holder to be taxed on the disposition of PCA common stock so long as PCA common stock is regularly traded on an established securities market and the non-United States holder does not own more than 5% of PCA's common stock anytime during the five years preceding the disposition or the holder's holding period, if shorter, counting both direct and indirect ownership under the applicable ownership attribution rules of the Code. Similarly, even if PCA is a United States real property holding corporation, non-United States holders will not be subject to 10% withholding on the disposition of PCA common stock so long as PCA's common stock is regularly traded on an established securities market.

WITHHOLDING ON DIVIDEND DISTRIBUTIONS

    PCA currently has no plans to pay dividends on its common stock. If PCA were to pay dividends on its common stock in the future, a non-United States holder would generally be subject to a United States federal withholding tax of 30% on the dividends unless (1) an applicable tax treaty reduces or eliminates withholding, (2) the dividends are effectively connected with a United States trade or business (or, if a tax treaty applies, attributable to a permanent establishment in the United States maintained by such non-United States holder), in which case regular graduated federal income tax rates would apply and, in the case of a non-United States holder that is a corporation, a branch profits tax may apply or (3) if the alien holder is an individual subject to tax pursuant to the provisions of the United States tax law applicable to United States expatriates, in which case regular graduated federal income tax rates would apply. PCA is required to withhold 30% of any dividend distribution to a non-United States holder unless the non-United States holder provides PCA or its paying agent with a properly executed IRS Form 1001 or 4224 claiming an exemption from or a reduction in the rate of withholding based upon one of the exceptions noted above, including under the benefit of an applicable tax treaty. Under new withholding regulations applicable to payments made after December 31, 2000, a non-United States holder must supply PCA or its paying agent with an IRS Form W-8BEN to claim such an exemption from or reduction in withholding.

ESTATE TAX

    An individual non-United States holder who is treated as the owner of PCA's common stock at the time of that individual's death or has made certain lifetime transfers of an interest in the common stock will be required to include the value of the common stock and the lifetime transfers in that individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a "non-United States holder" is an individual who is neither a citizen nor a domiciliary of the United States. Whether an individual is considered a "domiciliary" of the United States for estate tax purposes is generally determined on the basis of all of the facts and circumstances.

                                 LEGAL MATTERS

    Some of the legal matters in connection with the issuance of the common stock will be passed upon for PCA by Kirkland & Ellis, Chicago, Illinois. Some of the partners of Kirkland & Ellis, through an investment partnership, beneficially own, indirectly through PCA Holdings, an aggregate of approximately 0.2% of the common stock. Some of the legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    The balance sheet of Packaging Corporation of America as of January 31, 1999, appearing in this prospectus has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of The Containerboard Group, a division of Tenneco Packaging Inc. (now known as Pactiv Corporation), as of December 31, 1998, 1997 and 1996, and for each of the three years in the period ended December 31, 1998, included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to the combined financial statements, and are included herein in reliance upon the authority of the firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, with respect to the shares of common stock to be sold in the offering. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each document filed with the Commission as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

    We will be filing quarterly and annual reports, proxy statements and other information with the Commission. Any reports or documents we file with the Commission, including the registration statement, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone number: 1-800-SEC-0330), and at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of the reports or other documents may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports and other information that is filed through the Commission's Electronic Data Gathering Analysis and Retrieval System. The web site can be accessed at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
THE CONTAINERBOARD GROUP (A DIVISION OF TENNECO PACKAGING
  INC.)--AUDITED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................     F-2
  Combined Statements of Assets, Liabilities and
    Interdivision Account as of December 31, 1998, 1997 and
    1996....................................................     F-3
  Combined Statements of Revenues, Expenses and
    Interdivision Account for the years ended December 31,
    1998, 1997 and 1996 (audited except for earnings per
    share information)......................................     F-4
  Combined Statements of Cash Flows for the years ended
    December 31, 1998, 1997 and 1996........................     F-5
  Notes to Combined Financial Statements....................     F-7

PACKAGING CORPORATION OF AMERICA - AUDITED FINANCIAL
  STATEMENTS
  Report of Independent Auditors............................    F-27
  Balance Sheet as of January 31, 1999......................    F-28
  Note to Balance Sheet.....................................    F-29

PACKAGING CORPORATION OF AMERICA - UNAUDITED FINANCIAL
  STATEMENTS
  Consolidated Balance Sheets as of September 30, 1999
    (unaudited) and December 31, 1998 (audited).............    F-30
  Consolidated Statements of Income for the nine months
    ended September 30, 1998 (unaudited), for the period
    from January 1, 1999 through April 11, 1999 (unaudited)
    and for the period from April 12, 1999 through
    September 30, 1999 (unaudited)..........................    F-31
  Consolidated Statements of Cash Flows for the nine months
    ended September 30, 1998 (unaudited), for the period
    from January 1, 1999 through April 11, 1999 (unaudited)
    and for the period from April 12, 1999 through
    September 30, 1999 (unaudited)..........................    F-32
  Notes to Consolidated Financial Statements (unaudited)....    F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tenneco Inc.:

    We have audited the accompanying combined statements of assets, liabilities and interdivision account of THE CONTAINERBOARD GROUP (a division of Tenneco Packaging Inc., which is a Delaware corporation and a wholly owned subsidiary of Tenneco Inc.) as of December 31, 1998, 1997 and 1996, and the related combined statements of revenues, expenses and interdivision account and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Containerboard Group as of December 31, 1998, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 26, 1999

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

                             COMBINED STATEMENTS OF
                 ASSETS, LIABILITIES AND INTERDIVISION ACCOUNT

                                                                          DECEMBER 31,
                                                              ------------------------------------
                                                                 1998         1997         1996
                                                                 ----         ----         ----
                                              ASSETS
(In thousands)
Current assets:
  Cash......................................................  $        1   $        1   $    1,027
  Accounts receivable (net of allowance for doubtful
    accounts of $5,220 in 1998, $5,023 in 1997 and $5,010 in
    1996)...................................................      13,971       27,080       16,982
  Receivables from affiliated companies.....................      10,390       19,057       10,303
  Notes receivable..........................................      27,390          573          547
Inventories:
  Raw materials.............................................      86,681      100,781       99,459
  Work in process and finished goods........................      48,212       38,402       36,995
  Materials and supplies....................................      44,310       42,043       35,834
                                                              ----------   ----------   ----------
      Inventory, gross......................................     179,203      181,226      172,288
  Excess of FIFO over LIFO cost.............................     (28,484)     (25,445)     (28,308)
                                                              ----------   ----------   ----------
      Inventory, net........................................     150,719      155,781      143,980
                                                              ----------   ----------   ----------
  Prepaid expenses and other current assets.................      41,092       35,019       35,536
                                                              ----------   ----------   ----------
      Total current assets..................................     243,563      237,511      208,375
                                                              ----------   ----------   ----------
Property, plant and equipment, at cost:
  Land, timber, timberlands and buildings...................     287,510      280,060      269,134
  Machinery and equipment...................................   1,289,459    1,175,805    1,082,912
  Other, including construction in progress.................     100,136      130,696      140,522
  Less-Accumulated depreciation and depletion...............    (735,749)    (656,915)    (582,437)
                                                              ----------   ----------   ----------
      Property, plant and equipment, net....................     941,356      929,646      910,131
                                                              ----------   ----------   ----------
Intangibles.................................................      50,110       56,470       55,660
                                                              ----------   ----------   ----------
Other long-term assets......................................     131,092       77,312       72,076
                                                              ----------   ----------   ----------
Investments.................................................       1,282       16,324       14,809
                                                              ----------   ----------   ----------
Total assets................................................  $1,367,403   $1,317,263   $1,261,051
                                                              ==========   ==========   ==========

                              LIABILITIES AND INTERDIVISION ACCOUNT
Current liabilities:
  Accounts payable..........................................  $   87,054   $  124,633   $  111,588
  Payables to Tenneco affiliates............................       7,091        6,164       29,402
  Current portion of long-term debt.........................         617        3,923        1,603
  Current portion of deferred gain..........................          --        1,973        1,973
  Accrued liabilities.......................................      69,390       70,426      166,663
                                                              ----------   ----------   ----------
      Total current liabilities.............................     164,152      207,119      311,229
                                                              ----------   ----------   ----------
Long-term liabilities:
  Long-term debt............................................      16,935       23,941       18,713
  Deferred taxes............................................     254,064      174,127       87,165
  Deferred gain.............................................           -       34,262       36,235
  Other.....................................................      23,860       23,754       23,287
                                                              ----------   ----------   ----------
      Total long-term liabilities...........................     294,859      256,084      165,400
                                                              ----------   ----------   ----------
Interdivision account.......................................     908,392      854,060      784,422
                                                              ----------   ----------   ----------
Total liabilities and interdivision account.................  $1,367,403   $1,317,263   $1,261,051
                                                              ==========   ==========   ==========

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

                             COMBINED STATEMENTS OF
                  REVENUES, EXPENSES AND INTERDIVISION ACCOUNT

                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                         1998          1997           1996
                                                         ----          ----           ----
(IN THOUSANDS)
Net sales...........................................  $ 1,571,019   $ 1,411,405   $  1,582,222
Cost of sales.......................................   (1,289,644)   (1,242,014)    (1,337,410)
                                                      -----------   -----------   ------------
  Gross profit......................................      281,375       169,391        244,812
Selling and administrative expenses.................     (108,944)     (102,891)       (95,283)
Restructuring, impairment and other.................      (14,385)           --             --
Other income, net...................................       26,818        44,681         56,243
Corporate allocations...............................      (63,114)      (61,338)       (50,461)
                                                      -----------   -----------   ------------
  Income before interest, taxes and extraordinary
    item............................................      121,750        49,843        155,311
Interest expense, net...............................       (2,782)       (3,739)        (5,129)
                                                      -----------   -----------   ------------
  Income before taxes and extraordinary item........      118,968        46,104        150,182
Provision for income taxes..........................      (47,529)      (18,714)       (59,816)
                                                      -----------   -----------   ------------
Net income..........................................       71,439        27,390         90,366
Interdivision account, beginning of period..........      854,060       784,422        640,483
Interdivision account activity, net.................      (17,107)       42,248         53,573
                                                      -----------   -----------   ------------
Interdivision account, end of period................  $   908,392   $   854,060   $    784,422
                                                      ===========   ===========   ============
Basic and diluted earnings per share (unaudited):
  Income before extraordinary item..................  $       .76   $       .29   $        .96
  Extraordinary item................................           --            --             --
                                                      -----------   -----------   ------------
  Net income per common share.......................          .76           .29            .96
                                                      ===========   ===========   ============

  Weighted average common shares outstanding........       94,600        94,600         94,600

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1998        1997        1996
                                                              ----        ----        ----
(IN THOUSANDS)
Cash flows from operating activities:
  Net income..............................................  $  71,439   $  27,390   $  90,366
                                                            ---------   ---------   ---------
  Adjustments to reconcile net income to net cash provided
    by operating activities--
    Depreciation, depletion and amortization..............     96,950      87,752      78,730
    Extraordinary loss-early debt extinguishment..........
    Restructuring and other...............................     14,385          --          --
    Gain on sale of joint venture interest................    (15,060)         --          --
    Gain on sale of timberlands...........................    (16,944)         --          --
    Gain on sale of assets................................         --          --     (51,268)
    Gain on lease refinancing.............................         --     (37,730)         --
    Gain on Willow Flowage................................         --      (4,449)         --
    Gain on sale of mineral rights........................         --      (1,646)         --
    Amortization of deferred gain.........................     (1,973)     (1,973)     (1,973)
    Increase (decrease) in deferred income taxes..........     71,342      85,070       8,318
    Undistributed earnings of affiliated companies........        302      (2,264)       (536)
    Increase (decrease) in other noncurrent reserves......        107         467     (27,287)
  Changes in noncash components of working capital,
    excluding transactions with Tenneco
      Decrease (increase) in current assets--
        Accounts receivable...............................     12,100     (26,092)     38,261
        Inventories, net..................................      5,062     (10,932)      1,287
        Prepaid expenses and other........................      4,572         782      (8,070)
      (Decrease) increase in current liabilities--
        Accounts payable..................................    (37,580)     13,045     (47,930)
        Accrued liabilities...............................     (9,301)    (22,207)    (24,041)
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......    195,401     107,213      55,857
                                                            ---------   ---------   ---------
Cash flows from investing activities:
  Additions to property, plant and equipment..............   (103,429)   (110,186)   (168,642)
  Prepaid Meridian Lease..................................    (84,198)         --          --
  Acquisition of businesses...............................         --      (5,866)         --
  Other long-term assets..................................    (10,970)     (6,983)    (23,478)
  Proceeds from disposals.................................     26,214      10,460     122,654
  Other transactions, net.................................     (5,350)        690      (4,766)
                                                            ---------   ---------   ---------
          Net cash used for investing activities..........   (177,733)   (111,885)    (74,232)
                                                            ---------   ---------   ---------

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1998       1997       1996
                                                                ----       ----       ----
(IN THOUSANDS)
Cash flows from financing activities:
  Proceeds from long-term debt issued.......................  $     --   $  1,146   $     430
  Payments on long-term debt................................   (10,346)    (1,618)     (1,886)
  (Decrease) increase in interdivision account..............   (17,109)    19,907     168,074
  Working capital transactions with Tenneco and affiliated
    companies--
    Decrease (increase) in receivables from affiliated
      companies.............................................     8,667     (8,754)     (1,781)
    Decrease (increase) in factored receivables.............       192     16,204     (25,563)
    Increase (decrease) in accounts payable to affiliated
      companies.............................................       928    (23,239)     (8,007)
    Dividends paid to Tenneco...............................        --         --    (114,500)
                                                              --------   --------   ---------
      Net cash (used for) provided by financing
        activities..........................................   (17,668)     3,646      16,767
                                                              --------   --------   ---------
Net decrease in cash........................................        --     (1,026)     (1,608)
Cash, beginning of period...................................         1      1,027       2,635
                                                              --------   --------   ---------
Cash, end of period.........................................  $      1   $      1   $   1,027
                                                              ========   ========   =========

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996

1.  BUSINESS DESCRIPTION

    The Containerboard Group (the "Group") is a division of Tenneco Packaging Inc. ("Packaging") which is a wholly owned subsidiary of Tenneco Inc. ("Tenneco"). The Group is comprised of mills and corrugated products operations.

    The Mill operations ("The Mills") consist of two Kraft linerboard mills located in Counce, Tennessee, and Valdosta, Georgia, and two medium mills located in Filer City, Michigan, and Tomahawk, Wisconsin. The Mills also include two recycling centers located in Nashville, Tennessee, and Jackson, Tennessee. The Mills also control and manage approximately 950,000 acres of timberlands. The Mills transfer the majority of their output to The Corrugated Products operations ("Corrugated").

    Corrugated operations consist of 39 corrugated combining plants, 28 specialty/sheet and other plants and 5 design centers. All plants are located in North America. Corrugated combines linerboard and medium (primarily from The Mills) into sheets that are converted into corrugated shipping containers, point-of-sale graphics packaging, point-of-purchase displays and other specialized packaging. Corrugated sells to diverse customers primarily in North America.

    The Group's sales to other Packaging entities and other Tenneco entities are included in the accompanying combined financial statements. The net sales to other Packaging entities for the years ended December 31, 1998, 1997 and 1996, were approximately $76,906,000, $69,981,000 and $76,745,000, respectively. The net sales to other Tenneco entities for the years ended December 31, 1998, 1997 and 1996, were approximately $14,251,000,
    $13,108,000 and $10,376,000, respectively. The profit relating to these sales are included in the accompanying combined financial statements.

    As a result of the Group's relationship with Packaging, the combined statements of assets, liabilities and interdivision account and the related combined statements of revenues, expenses and interdivision account are not necessarily indicative of what actually would have occurred had the Group been a stand-alone entity. Additionally, these combined financial statements are not necessarily indicative of the future financial position or results of operations of the Group.

2.  SUMMARY OF ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying combined financial statements include the selected assets, liabilities, revenues and expenses of the Group. All significant intragroup accounts and transactions have been eliminated.

    REVENUE RECOGNITION

    The Group recognizes revenue as products are shipped to customers.

    ACCOUNTS RECEIVABLE

    A substantial portion of the Group's trade accounts receivable are sold by Packaging, generally without recourse, to a financing subsidiary of Tenneco Inc. Expenses relating to cash discounts,

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

    credit losses, pricing adjustments and other allowances on these factored receivables are accrued and charged to the Group. The amount of trade accounts receivable sold was approximately $150,099,000, $149,907,000 and $133,703,000 at December 31, 1998, 1997 and 1996, respectively.

    INVENTORIES

    Inventories for raw materials and finished goods are valued using the last-in, first-out ("LIFO") cost method and include material, labor and manufacturing-related overhead costs. Supplies and materials inventories are valued using a moving average cost. All inventories are stated at the lower of cost or market.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Interest costs relating to construction in progress are capitalized based upon the total amount of interest cost (including interest costs on notes payable to Tenneco) incurred by Packaging.

    The amount of interest capitalized related to construction in progress at the Group was approximately $576,000, $975,000 and $5,207,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Depreciation is computed on the straight-line basis over the estimated useful lives of the related assets. The following useful lives are used for the various categories of assets:

    Buildings and land improvements.....................    5 to 40 years
    Machinery and equipment.............................    3 to 25 years
    Trucks and automobiles..............................    3 to 10 years
    Furniture and fixtures..............................    3 to 20 years
    Computers and software..............................     3 to 7 years
    Leasehold improvements..............................  Period of the lease
                                                          ===================

    Timber depletion is provided on the basis of timber cut during the period related to the estimated quantity of recoverable timber. Assets under capital leases are depreciated on the straight-line method over the term of the lease.

    Expenditures for repairs and maintenance are expensed as incurred.

    Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to discounted cash flows is required.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

    DEFERRED GAIN

    In 1992, Packaging entered into a sale-leaseback transaction for financial reporting purposes involving certain of its timberlands. The deferred gain recognized upon sale is being amortized on a straight-line basis over the initial lease term.

    This deferred gain relates to a lease which was prepaid by the Group in December, 1998 (Note 12). The 1998 financial statements have reclassed the current and long-term portions of the deferred gain against the prepaid payment in Prepaid Expenses and Other Current Assets and Other Long-Term Assets.

    CHANGES IN ACCOUNTING PRINCIPLES

    In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This statement is effective for all fiscal years beginning after June 15, 1999. The adoption of this new standard is not expected to have a significant effect on the Group's financial position or results of operations.

    In April, 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities to be expensed as incurred. This statement is effective for fiscal years beginning after December 15, 1998. The statement requires capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. Tenneco currently expects to adopt this new accounting principle in the first quarter of 1999. The adoption of this new standard is not expected to have a significant effect on the Group's financial position or results of operations.

    In March, 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use. This statement will be applied prospectively and is effective for fiscal years beginning after December 15, 1998. The adoption of this new standard is not expected to have a significant effect on the Group's financial position or results of operations.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

    FREIGHT TRADES

    The Group regularly trades containerboard with other manufacturers primarily to reduce shipping costs. The freight trade transactions are accounted for primarily as transactions in the inventory accounts; the impact on income is not material.

    ENVIRONMENTAL LIABILITIES

    The estimated landfill closure and postclosure maintenance costs expected to be incurred upon and subsequent to the closing of existing operating landfill areas are accrued based on the landfill capacity used to date. Amounts are estimates using current technologies for closure and monitoring and are not discounted.

    The potential costs related to the Group for various environmental matters are uncertain due to such factors as the unknown magnitude of possible cleanup costs, the complexity and evolving nature of governmental laws and regulations and their interpretations, and the timing, varying costs and effectiveness of alternative cleanup technologies. Liabilities recorded by the Group for environmental contingencies are estimates of the probable costs based upon available information and assumptions relating to the Group. Because of these uncertainties, however, the Group's estimates may change. The Group believes that any additional costs identified as further information becomes available would not have a material effect on the combined statements of assets, liabilities and interdivision account or revenues, expenses and interdivision account of the Group.

    COMBINED STATEMENTS OF CASH FLOWS

    As a division of Packaging, the Group does not maintain separate cash accounts other than for petty cash. The Group's disbursements for payroll, capital projects, operating supplies and expenses are processed and funded by Packaging through centrally managed accounts. In addition, cash receipts from the collection of accounts receivable and the sales of assets are remitted directly to bank accounts controlled by Packaging. In this type of centrally managed cash system in which the cash receipts and disbursements of Packaging's various divisions are commingled, it is not feasible to segregate cash received from Packaging (e.g., as financing for the business) from cash transmitted to Packaging (e.g., as a distribution). Accordingly, the net effect of these cash transactions with Packaging are presented as a single line item within the financing section of the cash flow statements. Similarly, the activity of the interdivision account presents the net transfer of funds and charges between Packaging and the Group as a single line item.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred. The amounts charged were $3,728,000, $4,345,000 and $4,789,000 in 1998, 1997 and 1996,
    respectively.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

    INTANGIBLE ASSETS

    Goodwill and intangibles, net of amortization, by major category are as follows:

                                                   1998       1997       1996
                                                   ----       ----       ----
    (IN THOUSANDS)
    Goodwill...................................  $48,046    $52,958    $51,721
    Intangibles................................    2,064      3,512      3,939
                                                 -------    -------    -------
                                                 $50,110    $56,470    $55,660
                                                 =======    =======    =======

    Goodwill is being amortized on a straight-line basis over 40 years. Such amortization amounted to $1,449,000, $1,452,000 and $1,440,000 for 1998,
    1997 and 1996, respectively. Goodwill totaling approximately $3,463,000 was written off in 1998 related to a closed facility (Note 7).

    The Group has capitalized certain intangible assets, primarily trademarks and patents, based on their estimated fair value at the date of acquisition. Amortization is provided for these intangible assets on a straight-line basis over periods ranging from 3 to 10 years. Covenants not to compete are amortized on a straight-line basis over the terms of the respective agreements. Such amortization amounted to $1,127,000, $1,234,000 and $1,416,000 in 1998, 1997 and 1996, respectively.

    Intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows through the remaining amortization period associated with the asset would be compared to the asset's carrying amount to determine if a write-down to discounted cash flows is required.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    The prior years' financial statements have been reclassified, where appropriate, to conform to the 1998 presentation.

    SEGMENT INFORMATION

    The Group adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," in 1998 and determined that the Group is primarily engaged in one line of business: the manufacture and sale of packaging materials, boxes and containers for industrial and consumer markets. No single customer accounts for more than 10% of total revenues. The Group has no foreign operations.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

    EARNINGS PER SHARE (UNAUDITED)

    Earnings per share has been calculated using the historical earnings of the Group and the number of common shares resulting from the April 12, 1999 transaction (430,000 common shares), as adjusted to reflect the anticipated 220-for-one stock split. For all periods presented, basic and diluted earnings per share are the same because there are no potentially dilutive other securities.

3.  INVESTMENTS IN JOINT VENTURES

    The Group has a 50% U.S. joint venture with American Cellulose Corporation to manufacture and market hardwood chips. The net investment, which was accounted for under the equity method, was $1,282,000, $1,310,000 and $1,519,000 as of December 31, 1998, 1997 and 1996, respectively. In the second quarter of 1996, Packaging entered into an agreement to form a joint venture with Caraustar Industries whereby Packaging sold its two recycled paperboard mills and a fiber recycling operation and brokerage business to the joint venture in return for approximately $115 million and a 20% equity interest in the joint venture. In June, 1998, Packaging sold its remaining 20% equity interest in the joint venture to Caraustar Industries. The net investment, which was accounted for under the equity method, was $0, $15,014,000 and $13,290,000 as of December 31, 1998, 1997 and 1996,
    respectively.

4.  LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

                                                                   1998       1997       1996
                                                                   ----       ----       ----
    (IN THOUSANDS)
    Capital lease obligations, interest at 8.5% for 1998 and
      1997 and a weighted average interest rate of 8.2% for
      1996 due in varying amounts through 2000.................  $    18    $    32    $18,658
    Non-interest-bearing note, due in annual installments of
      $70,000 through July 1, 2004, net of discount imputed at
      10.0% of $182,000, $216,000 and $249,000 in 1998, 1997
      and 1996, respectively...................................      308        344        381
    Notes payable, interest at an average rate of 13.5%, 13.3%
      and 8.8% for 1998, 1997 and 1996, respectively, with
      varying amounts due through 2010.........................   16,553     26,187        680
    Other obligations..........................................      673      1,301        597
                                                                 -------    -------    -------
          Total................................................   17,552     27,864     20,316
    Less--Current portion......................................      617      3,923      1,603
                                                                 -------    -------    -------
          Total long-term debt.................................  $16,935    $23,941    $18,713
                                                                 =======    =======    =======

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

4.  LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)

    In January, 1997, the General Electric Capital Corporation ("GECC") operating leases were refinanced. Through this refinancing, several capital lease obligations were extinguished as the assets were incorporated into the new operating lease (Note 12).

    Annual payments for debt during the next five years and thereafter are:
    $617,000 (1999), $214,000 (2000), $3,569,000 (2001), $4,387,000 (2002),
    $4,240,000 (2003) and $4,525,000 (2004 and thereafter).

    In 1997, Tenneco contributed the Counce Limited Partnership to Packaging which included notes payable totaling approximately $26,187,000.

    In February, 1999, Tenneco Inc. paid off the remaining note payable as it relates to the Counce Limited Partnership. The payment was $27,220,000, including a $10,456,000 premium payment for the early extinguishment of debt.

5.  PENSION AND OTHER BENEFIT PLANS

    Substantially all of the Group's salaried and hourly employees are covered by retirement plans sponsored by Packaging and Tenneco. Benefits generally are based on years of service and, for most salaried employees, on final average compensation. Packaging's funding policies are to contribute to the plans, at a minimum, amounts necessary to satisfy the funding requirements of federal laws and regulations. The assets of the plans consist principally of listed equity and fixed and variable income securities, including
    Tenneco Inc. common stock.

    The Group's eligible salaried employees participate in the Tenneco Retirement Plan (the "Retirement Plan"), a defined benefit plan, along with other Tenneco divisions and subsidiaries. The pension expense allocated to the Group by Packaging for this plan was approximately $5,595,000, $3,197,000 and $3,111,000 for the years ended December 31, 1998, 1997 and
    1996, respectively. Amounts allocated are principally determined based on payroll. This plan is overfunded and a portion of the prepaid pension costs has not been allocated to the Group.

    The Group's eligible hourly employees participate in the Tenneco Packaging Pension Plan for Certain Hourly Rated Employees, also a defined benefit plan, along with other Packaging divisions. As stated, due to the fact that other divisions within Packaging participate in the plan, certain of the disclosures required by SFAS No. 132, "Employers' Disclosures About Pension and Other Postretirement Benefits", such as a summary of the change in benefit obligation and the change in plan assets, are not available. The net pension (income) cost actuarially allocated to the Group for this plan was $(466,000), $144,000 and $2,373,000 for the years ended December 31, 1998,
    1997 and 1996, respectively. This plan is overfunded, and a portion of the related pension asset of $35,603,000, $35,137,000 and $34,429,000 for
    December 31, 1998, 1997 and 1996, respectively, has been actuarially allocated to the Group and is included in Other Long-Term Assets.

    However, in connection with the pending sale of the Group as described in
    Note 14 to these financial statements, the pension asset allocated to the Group will be excluded from the sale transaction and remain with Tenneco.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

5.  PENSION AND OTHER BENEFIT PLANS (CONTINUED)

    Actuarially allocated net pension cost for the Group's defined benefit plans, excluding the Retirement Plan, consists of the following components:

                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31
                                                                ------------------------------
                                                                  1998       1997       1996
                                                                  ----       ----       ----
    (IN THOUSANDS)
    Service cost-benefits earned during the year..............  $  3,112   $  3,652   $ 4,021
    Interest cost on projected benefit obligations............     6,990      6,675     6,174
    Expected return on plan assets............................   (11,312)   (10,819)   (8,389)
    Amortization of-
      Transition liability....................................      (164)      (164)     (164)
      Unrecognized loss.......................................        --         --        10
      Prior service cost......................................       908        800       721
                                                                --------   --------   -------
          Net pension (income) cost...........................  $   (466)  $    144   $ 2,373
                                                                ========   ========   =======

    The funded status of the Group's allocation of defined benefit plans, excluding the Retirement Plan, reconciles with amounts recognized in the statements of assets and liabilities and interdivision account as follows:

                                                               1998        1997        1996
                                                               ----        ----        ----
    (IN THOUSANDS)
    Actuarial present value at September 30--
      Vested benefit obligation............................  $ (98,512)  $(86,865)   $(79,818)
      Accumulated benefit obligation.......................   (108,716)   (95,711)    (87,481)
                                                             =========   ========    ========
    Projected benefit obligation...........................  $(108,716)  $(96,118)   $(88,555)
    Plan assets at fair value at September 30..............    146,579    141,961     118,968
    Unrecognized transition liability......................     (1,092)    (1,256)     (1,420)
    Unrecognized net gain..................................    (14,623)   (21,573)     (5,111)
    Unrecognized prior service cost........................     13,455     12,123      10,547
                                                             ---------   --------    --------
          Prepaid pension cost at December 31..............  $  35,603   $ 35,137    $ 34,429
                                                             =========   ========    ========

    The weighted average discount rate used in determining the actuarial present value of the benefit obligations was 7.00% for the year ended December 31, 1998, and 7.75% for the years ended December 31, 1997 and 1996. The weighted average expected long-term rate of return on plan assets was 10% for 1998, 1997 and 1996.

    Middle management employees participate in a variety of incentive compensation plans. These plans provide for incentive payments based on the achievement of certain targeted operating results and other specific business goals. The targeted operating results are determined each

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

5.  PENSION AND OTHER BENEFIT PLANS (CONTINUED)

    year by senior management of Packaging. The amounts charged to expense for these plans were $5,920,000, $6,407,000 and $6,722,000 in 1998, 1997 and
    1996, respectively.

    In June, 1992, Tenneco initiated an Employee Stock Purchase Plan ("ESPP"). The plan allows U.S. and Canadian employees of the Group to purchase
    Tenneco Inc. common stock through payroll deductions at a 15% discount. Each year, an employee in the plan may purchase shares with a discounted value not to exceed $21,250. The weighted average fair value of the employee purchase right, which was estimated using the Black-Sholes option pricing model and the assumptions described below except that the average life of each purchase right was assumed to be 90 days, was $6.31, $11.09 and $10.77 in 1998, 1997 and 1996, respectively. The ESPP was terminated as of September 30, 1996. Tenneco adopted a new employee stock purchase plan effective April 1, 1997. Under the respective ESPPs, Tenneco sold 133,223 shares, 85,024 shares and 73,140 shares to Group employees in 1998, 1997 and 1996, respectively.

    In December, 1996, Tenneco adopted the 1996 Stock Ownership Plan, which permits the granting of a variety of awards, including common stock, restricted stock, performance units, stock appreciation rights, and stock options to officers and employees of Tenneco. Tenneco can issue up to 17,000,000 shares of common stock under this plan, which will terminate December 31, 2001.

    The fair value of each stock option issued by Tenneco to the Group during 1998, 1997 and 1996 is estimated on the date of grant using the Black-Sholes option pricing model using the following weighted average assumptions for grants in 1998, 1997 and 1996, respectively: (a) risk-free interest rate of 5.7%, 6.7% and 6.0%, (b) expected lives of 10.0 years, 19.7 years and
    5.0 years; (c) expected volatility of 25.6%, 27.8% and 24.6%; and
    (d) dividend yield of 3.2%, 2.9% and 3.2%. The weighted-average fair value of options granted during the year is $10.91, $13.99 and $11.51 for 1998, 1997 and 1996, respectively.

    The Group applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to its stock-based compensation plans. The Group recognized after-tax stock-based compensation expense of approximately $210,000 in 1998, 1997 and 1996. Had compensation costs for the Group's stock-based compensation plans been determined in accordance with SFAS 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates for the awards under those plans, the Group's pro forma net income for the years ended December 31, 1998, 1997 and 1996, would have been lower by $7,828,000, $8,205,000 and $1,874,000, respectively.

6.  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

    In addition to providing pension benefits, the Group provides certain health care and life insurance benefits for certain retired and terminated employees. A substantial number of the Group's employees may become eligible for such benefits if they reach normal retirement age while working for the Group. The cost of these benefits for salaried employees is allocated to the Group by Packaging through a payroll charge and the interdivision account. Amounts

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

6.  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

    allocated are principally determined based on payroll. The net obligation for these salaried benefits is maintained by Packaging and is not included in the liabilities section of the accompanying combined statements of assets, liabilities and interdivision account for the Group's share of the obligation.

    Currently, the Group's postretirement benefit plans are not funded and a portion of the related postretirement obligation has been actuarially allocated to the Group. However, due to the fact that other divisions participate in the plan, certain of the disclosures required by SFAS
    No. 132, such as a summary of the change in benefit obligation, are not available. The obligation of the plans, related to hourly employees, reconciles with amounts recognized on the accompanying combined statements of assets, liabilities and interdivision account at December 31, 1998, 1997 and 1996, as follows:

                                                                 1998       1997       1996
                                                                 ----       ----       ----
    (IN THOUSANDS)
    Actuarial present value at September 30--
      Accumulated postretirement benefit obligation--
        Retirees and beneficiaries...........................  $ (8,401)  $ (7,199)  $ (8,213)
        Fully eligible active plan participants..............    (3,582)    (4,081)    (4,283)
        Other active plan participants.......................    (2,950)    (2,426)    (1,738)
                                                               --------   --------   --------
            Total............................................   (14,933)   (13,706)   (14,234)

      Plan assets at fair value at September 30..............        --         --         --
      Funded status..........................................   (14,933)   (13,706)   (14,234)
      Claims paid during the fourth quarter..................       473        178        142
      Unrecognized prior service cost........................        --       (293)      (797)
      Unrecognized net gain..................................    (1,764)    (2,861)    (2,205)
                                                               --------   --------   --------
    Accrued postretirement benefit cost at December 31.......  $(16,224)  $(16,682)  $(17,094)
                                                               ========   ========   ========

    The net periodic postretirement benefit costs as determined by actuaries for hourly employees for the years 1998, 1997 and 1996 consist of the following components:

                                                                    1998         1997       1996
                                                                    ----         ----       ----
    (IN THOUSANDS)
    Service cost................................................   $  159     $  105     $  144
    Interest cost...............................................    1,024      1,065      1,012
    Amortization of net (gain) loss.............................     (138)       (80)        55
    Amortization of prior service cost..........................     (293)      (504)      (643)
                                                                   ------     ------     ------
          Net periodic postretirement benefit cost..............   $  752     $  586     $  568
                                                                   ======     ======     ======

    The amounts expensed by the Group may be different because it was allocated by Packaging.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

6.  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

    The weighted average assumed health care cost trend rate used in determining the 1998 and 1997 accumulated postretirement benefit obligation was 5% in 1997, remaining at that level thereafter.

    The weighted average assumed health care cost trend rate used in determining the 1996 accumulated postretirement benefit obligation was 6.0% in 1996 declining to 5.0% in 1997 and remaining at that level thereafter.

    Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1998, 1997 and 1996, by approximately $1,268,000, $868,000 and $1,103,000, respectively, and would increase the net postretirement benefit cost for 1998, 1997 and 1996 by approximately $130,000, $75,000 and $102,000, respectively.

    The discount rate (which is based on long-term market rates) used in determining the accumulated postretirement benefit obligations was 7.00% for 1998 and 7.75% for 1997 and 1996.

7.  RESTRUCTURING AND OTHER CHARGES

    In the fourth quarter of 1998, the Group recorded a pretax restructuring charge of approximately $14 million. This charge was recorded following the approval by Tenneco's Board of Directors of a comprehensive restructuring plan for all of Tenneco's operations, including those of the Group. In connection with this restructuring plan, the Group will close four corrugated facilities and eliminate 109 positions. The following table reflects components of this charge:

                                                                                 DECEMBER 31,
                                              RESTRUCTURING   FOURTH-QUARTER         1998
    COMPONENT                                    CHARGE          ACTIVITY          BALANCE
    ---------                                 -------------   --------------     ------------
    (IN THOUSANDS)
    Cash charges--
      Severance.............................     $ 5,135          $  852            $4,283
      Facility exit costs and other.........       3,816             369             3,447
                                                 -------          ------            ------
          Total cash charges................       8,951           1,221             7,730
    Noncash charges--
      Asset impairments.....................       5,434           3,838             1,596
                                                 -------          ------            ------
                                                 $14,385          $5,059            $9,326
                                                 =======          ======            ======

    Asset impairments include goodwill totaling approximately $5,043,000 related to two of the facilities. The fixed assets at the closed facilities were written down to their estimated fair value. No significant cash proceeds are expected from the ultimate disposal of these assets. Of the $7,730,000 remaining cash charges at December 31, 1998, approximately $7,300,000 is

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

7.  RESTRUCTURING AND OTHER CHARGES (CONTINUED)

    expected to be spent in 1999. The actions contemplated by the restructuring plan should be completed during the second quarter of 1999.

8.  INCOME TAXES

    The Group's method of accounting for income taxes requires that a deferred tax be recorded to reflect the tax expense (benefit) resulting from the recognition of temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

    As a division, this Group is not a taxable entity. For purposes of these combined financial statements, income taxes have been allocated to the Group and computed on a separate return basis. These income taxes represent liabilities to Packaging and do not reflect any tax attributes of the Tenneco consolidated tax group.

    Following is an analysis of the components of combined income tax expense (benefit):

                                                                  1998       1997       1996
                                                                  ----       ----       ----
    (IN THOUSANDS)
    Current--
      U.S.....................................................  $(21,105)  $(58,813)  $45,641
      State and local.........................................    (2,708)    (7,545)    5,855
                                                                --------   --------   -------
                                                                 (23,813)   (66,358)   51,496
                                                                --------   --------   -------
    Deferred--
      U.S.....................................................    63,230     75,399     7,374
      State and local.........................................     8,112      9,673       946
                                                                --------   --------   -------
                                                                  71,342     85,072     8,320
                                                                --------   --------   -------
          Income tax expense..................................  $ 47,529   $ 18,714   $59,816
                                                                ========   ========   =======

    The primary difference between income taxes computed at the statutory U.S. federal income tax rate and the income tax expense in the combined statements of revenues, expenses and interdivision account is due to the effect of state income taxes.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

8.  INCOME TAXES (CONTINUED)

    The components of the deferred tax assets (liabilities) at December 31, 1998, 1997 and 1996, were as follows:

                                                              1998        1997        1996
                                                              ----        ----        ----
    (IN THOUSANDS)
    Current deferred taxes--
      Accrued liabilities.................................  $  10,232   $   6,374   $   7,046
      Employee benefits and compensation..................     (5,969)     (4,946)       (929)
      Reserve for doubtful accounts.......................      1,275       1,230       1,261
      Inventory...........................................        707         614          38
      Pensions and postretirement benefits................     (2,994)     (4,196)     (5,053)
      State deferred tax..................................     10,096       5,724         511
      Other...............................................        (76)       (123)        (89)
                                                            ---------   ---------   ---------
          Total current deferred taxes....................     13,271       4,677       2,785
                                                            ---------   ---------   ---------
    Noncurrent deferred taxes--
      Pension and postretirement benefits.................     13,898       7,934       8,012
      Excess of financial reporting over tax basis in
        plant and equipment...............................   (293,830)   (210,797)   (121,707)
      Accrued liabilities.................................      1,336       1,701       1,947
      Capital leases......................................      9,333       7,517      24,672
      Other...............................................     15,199      19,518         (89)
                                                            ---------   ---------   ---------
          Total noncurrent deferred taxes.................   (254,064)   (174,127)    (87,165)
                                                            ---------   ---------   ---------
          Net deferred tax liabilities....................  $(240,793)  $(169,450)  $ (84,380)
                                                            =========   =========   =========

9.  ASSETS, LIABILITIES AND OTHER INCOME, NET DETAIL

    PREPAID EXPENSES AND OTHER CURRENT ASSETS

    The components of prepaid expenses and other current assets include:

                                                                   1998       1997       1996
                                                                   ----       ----       ----
    (IN THOUSANDS)
    Prepaid stumpage...........................................  $15,189    $19,231    $15,595
    Prepaid taxes..............................................   13,272      7,549      7,044
    Current portion--Meridian Lease, net of deferred gain......    5,193         --         --
    Prepaid professional services/leases.......................    2,356      1,918      5,506
    Other......................................................    5,082      6,321      7,391
                                                                 -------    -------    -------
          Total................................................  $41,092    $35,019    $35,536
                                                                 =======    =======    =======

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

9.  ASSETS, LIABILITIES AND OTHER INCOME, NET DETAIL (CONTINUED)

    OTHER LONG-TERM ASSETS

    The components of the other long-term assets include:

                                                                  1998        1997       1996
                                                                  ----        ----       ----
    (IN THOUSANDS)
    Prepaid pension cost......................................  $ 35,603    $35,137    $34,429
    Leased timberlands and mills..............................    14,636     11,857      9,510
    Long-term portion--Meridian Lease, net of deferred gain...    44,743         --         --
    Deferred software.........................................    15,864     11,088      6,047
    Timberland rights.........................................    10,919      9,775      8,615
    Capitalized fees..........................................        --        474      3,962
    Other.....................................................     9,327      8,981      9,513
                                                                --------    -------    -------
          Total...............................................  $131,092    $77,312    $72,076
                                                                ========    =======    =======

    ACCRUED LIABILITIES

    The components of accrued liabilities include:

                                                                  1998       1997       1996
                                                                  ----       ----       ----
    (IN THOUSANDS)
    Accrued payroll, vacation and taxes.......................  $42,282    $48,119    $ 49,162
    Accrued insurance.........................................    6,012      5,248       4,296
    Accrued volume discounts and rebates......................    5,727      4,428       3,515
    Restructuring.............................................    9,326         --          --
    Current portion of accrued postretirement benefit cost....    1,460        875         892
    Deferred lease credits....................................    1,918      1,014      94,360
    Other.....................................................    2,665     10,742      14,438
                                                                -------    -------    --------
          Total...............................................  $69,390    $70,426    $166,663
                                                                =======    =======    ========

    As part of the refinancing of the GECC leases in January, 1997 (Note 12), certain deferred lease credits were eliminated.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

9.  ASSETS, LIABILITIES AND OTHER INCOME, NET DETAIL (CONTINUED)

    OTHER LONG-TERM LIABILITIES

    The components of the other long-term liabilities include:

                                                                   1998       1997       1996
                                                                   ----       ----       ----
    (IN THOUSANDS)
    Accrued postretirement benefit cost........................  $14,764    $15,807    $16,202
    Environmental liabilities..................................    6,599      5,421      6,673
    Other......................................................    2,497      2,526        412
                                                                 -------    -------    -------
          Total................................................  $23,860    $23,754    $23,287
                                                                 =======    =======    =======

    OTHER INCOME, NET

    The components of other income (expense), net include:

                                                                 1998       1997       1996
                                                                 ----       ----       ----
    (IN THOUSANDS)
    Discount on sale of factored receivables.................  $(14,774)  $(12,006)  $(12,351)
    Gain on sale of timberlands..............................    16,944         --         --
    Gain on sale of joint venture interest...................    15,060         --         --
    Gain on operating lease refinancing......................        --     37,730         --
    Gain on Willow Flowage...................................        --      4,449         --
    Gain on sale of mineral rights...........................        --      1,646         --
    Capitalization of barter credits.........................        --      1,563         --
    Sylva Mill rebate income.................................        --         --      4,500
    Gain on sale of recycled mills...........................        --         --     50,000
    Other....................................................     9,588     11,299     14,094
                                                               --------   --------   --------
          Total..............................................  $ 26,818   $ 44,681   $ 56,243
                                                               ========   ========   ========

10. RELATED-PARTY TRANSACTIONS

    FUNDING OF CASH REQUIREMENTS

    As discussed in Note 2, Packaging provides centralized treasury functions and financing for the Group including funding of its cash requirements for processing of accounts payable and payroll requirements.

    CORPORATE ALLOCATIONS

    Packaging and Tenneco affiliates provide services to the Group which are typical of a consolidated entity with operations in several businesses. These services included general management, investor and media relations, legal, human resources, accounting, public company reporting, data processing systems, support, training, finance, treasury, and

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

10. RELATED-PARTY TRANSACTIONS (CONTINUED)

    insurance management. These expenses were allocated to the Group in the aggregate, not individually, from Packaging and Tenneco affiliates, based upon the relative level of effort and time spent on Group activities. This was generally measured using a formula based upon the Group's percentage of Tenneco's fixed assets, revenues and payroll. The Group believes the method for the historical allocations was reasonable.

    As a stand-alone entity, the Group does not expect that it will incur a similar level of costs due to a less complex corporate structure and a different level of need for such services. The Group estimates it will incur approximately $30 million in stand-alone overhead costs in the first year following the acquisition and believes this is representative of what the costs would have been as a stand-alone entity for historical periods.

    Certain receivables and transactions resulting from the financing relationship between Packaging and Tenneco are not reflected in the accompanying financial statements.

    INSURANCE AND BENEFITS

    The Group is self-insured for medical benefits and workers' compensation. Expenses related to workers' compensation, health care claims for hourly and salaried workers and postretirement health care benefits for hourly and salaried workers are determined by Packaging and are allocated to the Group. The Group incurred charges of $32,151,000, $34,004,000 and $32,298,000 in
    1998, 1997 and 1996, respectively, for health care and $5,109,000, $9,209,000 and $8,853,000 in 1998, 1997 and 1996, respectively, for workers'
    compensation.

    In general, all costs and expenses incurred and allocated are based on the relationship the Group has with Tenneco. If the Group had been a stand-alone entity, the costs and expenses would differ.

11. COMMITMENTS AND CONTINGENCIES

    The Group had authorized capital expenditures of approximately $49,392,000 as of December 31, 1998, in connection with the expansion and replacement of existing facilities.

    The Group is involved in various legal proceedings and litigation arising in the ordinary course of business. In the opinion of management and in-house legal counsel, the outcome of such proceedings and litigation will not materially affect the Group's financial position or results of operations.

12. LEASES

    Rental expense included in the combined financial statements was $96,193,340, $95,284,000 and $118,821,000 for 1998, 1997 and 1996,
    respectively. These costs are primarily included in cost of goods sold.

    On January 31, 1997, Packaging executed an operating lease agreement with Credit Suisse Leasing 92A, L.P., and a group of financial institutions led by Citibank, N.A. The agreement refinanced the previous operating leases between GECC and Packaging which were entered

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

12. LEASES (CONTINUED)

    into at the same time as GECC's purchase of certain assets from Georgia-Pacific in January, 1991. Through this refinancing, several capital lease obligations were extinguished as the assets were incorporated into the new operating lease. Also with this refinancing, certain fixed assets and deferred credits were eliminated resulting in a net gain of approximately $38 million in the first quarter of 1997.

    Aggregate minimum rental commitments under noncancelable operating leases are as follows (in thousands):

    1999.......................................  $   83,804
    2000.......................................      81,368
    2001.......................................      79,428
    2002.......................................     686,390
    2003.......................................      26,975
    Thereafter.................................     113,154
                                                 ----------
          Total................................  $1,071,119
                                                 ==========

    Minimum rental commitments under noncancelable operating leases include $68 million for 1999, $68 million for 2000, $68 million for 2001, $676 million for 2002, $18 million for 2003 and $34 million for years thereafter, payable to credit Suisse Leasing 92A, L.P. and Citibank, N.A., along with John Hancock, Metropolitan Life and others (the "Lessors") for certain mill and timberland assets. The remaining terms of such leases extend over a period of up to five years.

    Following the initial lease period, Packaging may, under the provision of the lease agreements, extend the leases on terms mutually negotiated with the Lessors or purchase the leased assets under conditions specified in the lease agreements. If the purchase options are not exercised or the leases are not extended, Packaging will make a residual guarantee payment to the Lessors of approximately $653 million, included in the schedule above, which will be refunded up to the total amount of the residual guarantee payment based on the Lessors' subsequent sales price for the leased assets. Throughout the lease period, Packaging is required to maintain the leased properties which includes reforestation of the timberlands harvested.

    Packaging's various lease agreements require that it comply with certain covenants and restrictions, including financial ratios that, among other things, place limitations on incurring additional "funded debt" as defined by the agreements. Under the provisions of the lease agreements, in order to incur funded debt, Packaging must maintain a pretax cash flow coverage ratio, as defined, on a cumulative four quarter basis of a minimum of 2.0, subsequently modified to 1.75 as of December 31, 1998. Packaging was in compliance with all of its covenants at December 31, 1998.

    In December, 1998, the Group made a payment of $84 million to acquire the Meridian timberlands utilized by the Group. This transaction was undertaken in preparation for the separation of the Group's assets from Tenneco. Subsequent to year end, the Group paid a fee of $50,000 to effect the conveyance of the Meridian timberlands to the Group.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

12. LEASES (CONTINUED)

    In connection with the pending sale of the Group described in Note 14 to these financial statements, Tenneco may purchase the Tomahawk and Valdosta mills and selected timberland assets currently under lease prior to the sale.

13. SALE OF ASSETS

    In the second quarter of 1996, Packaging entered into an agreement to form a joint venture with Caraustar Industries whereby Packaging sold its two recycled paperboard mills and a fiber recycling operation and brokerage business to the joint venture in return for cash and a 20% equity interest in the joint venture. Proceeds from the sale were approximately
    $115 million and the Group recognized a $50 million pretax gain
    ($30 million after taxes) in the second quarter of 1996.

    In June, 1998, Packaging sold its remaining 20% equity interest in the joint venture to Caraustar Industries for cash and a note of $26,000,000. The Group recognized a $15 million pretax gain on this transaction.

    At December 31, 1998, the balance of the note with accrued interest is $26,756,000.

14. SALE OF COMPANY AND RELATED IMPAIRMENT (UNAUDITED)

    On January 26, 1999, Tenneco announced that it had entered into an agreement to contribute a majority interest in the Group to a new joint venture with Madison Dearborn Partners, in exchange for cash and debt assumption totaling approximately $2 billion, and a 45% common equity interest in the joint venture. The owned and leased assets to be contributed included the Group's four linerboard and medium mills, 67 plants, three sawmills, an air-drying yard, three recycling facilities, miscellaneous other property, which includes sales offices and woodlands forest management offices, numerous distribution centers, warehouses and five design centers and an ownership or controlling interest in approximately 950,000 acres of timberland. The transactions closed on April 12, 1999.

    In connection with the transactions, Packaging borrowed approximately $1.8 billion, most of which was used to acquire assets used by the Group pursuant to operating leases and timber cutting rights, with the remainder remitted to Tenneco for corporate debt reduction.

    Tenneco then contributed the Group's assets (subject to the new indebtedness and the Group's liabilities) to a joint venture, Packaging Corporation of America ("PCA") in exchange for (a) a 45% common equity interest in PCA valued at approximately $200 million and (b) approximately $240 million in cash. As a result of the sale transaction, Tenneco recognized a pretax loss in the first quarter of 1999 of approximately $293 million. Part of that loss consisted of an impairment charge relating to the Group's property, plant and equipment and intangible assets, which was pushed down to the Group's March 31, 1999 financial statements. The amount of the impairment charge is approximately $230.1 million.

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

14. SALE OF COMPANY AND RELATED IMPAIRMENT (UNAUDITED) (CONTINUED)

    The impairment charge of $230.1 million recorded in the Group's financial statements has been allocated to the following financial statement line items (in thousands):

Intangibles.................................................  $ 46,206
Machinery and equipment.....................................   183,906
                                                              --------
  Total.....................................................  $230,112
                                                              ========

    The impairment charge will first be applied against the goodwill specifically attributable to the containerboard assets and the remaining amount will be applied against plant, property and equipment.

    The Group's financial statements reflect $230.1 million of the $293.0 million charge representing the impairment attributable to the assets reflected in the Group's financial statements.

15. SUMMARIZED COMBINED FINANCIAL INFORMATION ABOUT GUARANTOR SUBSIDIARIES

    The following is summarized aggregated financial information for Dahlonega Packaging Corporation, Dixie Container Corporation, PCA Hydro, Inc., PCA Tomahawk Corporation and PCA Valdosta Corporation, each of which was a wholly-owned subsidiary of Packaging and included in the Group's combined financial statements. In conjunction with the sale of the Group as described in Note 14, each of these companies became subsidiaries of PCA and fully, unconditionally, jointly and severally guaranteed $550 million in subordinated debt issued by PCA in conjunction with the transaction. Separate financial statements of the guarantor

                            THE CONTAINERBOARD GROUP
                     (A DIVISION OF TENNECO PACKAGING INC.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1997 AND 1996

15. SUMMARIZED COMBINED FINANCIAL INFORMATION ABOUT GUARANTOR SUBSIDIARIES (CONTINUED)

    subsidiaries are not presented because, in the opinion of management, such financial statements are not material to investors.

                                                                  DECEMBER 31,
                                                         ------------------------------
                                                           1998       1997       1996
                                                           ----       ----       ----
    (IN THOUSANDS)
    Current assets.....................................  $49,463    $42,844    $42,664
    Non-current assets.................................   13,985     46,399     45,051
                                                         -------    -------    -------
          Total assets.................................   63,448     89,243     87,715

    Current liabilities................................   13,826     12,687     10,542
    Non-current liabilities............................    7,264      4,785      4,559
                                                         -------    -------    -------
          Total liabilities............................   21,090     17,472     15,101
                                                         -------    -------    -------
    Interdivision Account..............................  $42,358    $71,771    $72,614
                                                         =======    =======    =======

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1998       1997       1996
                                                           ----       ----       ----
    (IN THOUSANDS)
    Net sales..........................................  $32,970    $25,758    $24,666
    Gross profit.......................................    1,172      3,253      4,719
    Net loss...........................................     (866)    (1,217)      (351)

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Packaging Corporation of America

We have audited the accompanying balance sheet of Packaging Corporation of America as of January 31, 1999. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Packaging Corporation of America at January 31, 1999 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Chicago, Illinois
August 23, 1999

                        PACKAGING CORPORATION OF AMERICA
                                 BALANCE SHEET
                                JANUARY 31, 1999


Shareholders' equity:
Preferred Stock, par value $1.00, authorized--100 shares;
  issued--none..............................................    $--
Common Stock, par value $1.00, authorized--10 shares;
  issued--none..............................................    $--
                                                                ---

    Total shareholders' equity..............................    $--
                                                                ===

                        PACKAGING CORPORATION OF AMERICA
                             NOTE TO BALANCE SHEET

1.  GENERAL

    Packaging Corporation of America ("PCA") was incorporated on January 25, 1999 pursuant to the General Corporation Law of the State of Delaware. PCA was formed to acquire The Containerboard Group of Tenneco Packaging Inc., which was completed on April 12, 1999.

    PCA had no operations from the date of incorporation on January 25, 1999 to January 31, 1999.

                        PACKAGING CORPORATION OF AMERICA
                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                                                                                      GROUP (NOTE 1)
                                                                                    -------------------
                                                              SEPTEMBER 30, 1999     DECEMBER 31, 1998
                                                             --------------------   -------------------
                                                                           (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents................................       $   31,200            $        1
  Accounts receivable (net of allowance for doubtful
    accounts of $4,669 as of September 30, 1999 and $5,220
    in 1998)...............................................          213,152                13,971
  Receivables from affiliated companies....................               --                10,390
  Notes receivable.........................................              590                27,390
  Inventories..............................................          155,428               150,719
  Prepaid expenses and other current assets................           18,656                41,092
                                                                  ----------            ----------
    TOTAL CURRENT ASSETS...................................          419,026               243,563
Property, plant and equipment, at cost:
  Land, timber, timberlands and buildings..................          710,317               287,510
  Machinery and equipment..................................        1,891,051             1,289,459
  Other, including construction in progress................          123,474               100,136
  Less: Accumulated depreciation and depletion.............         (817,918)             (735,749)
                                                                  ----------            ----------
    PROPERTY, PLANT AND EQUIPMENT, NET.....................        1,906,924               941,356
  Intangible assets........................................            1,588                50,110
  Other long-term assets...................................           97,642               131,092
  Investments..............................................              659                 1,282
                                                                  ----------            ----------
    TOTAL ASSETS...........................................       $2,425,839            $1,367,403
                                                                  ==========            ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt........................       $    8,196            $      617
  Accounts payable.........................................          100,047                87,054
  Payables to Tenneco affiliates...........................               --                 7,091
  Accrued interest.........................................           25,703                    --
  Accrued liabilities......................................           82,143                69,390
                                                                  ----------            ----------
    TOTAL CURRENT LIABILITIES..............................          216,089               164,152
Long-term liabilities:
  Long-term debt...........................................        1,652,209                16,935
  Deferred taxes...........................................           96,099               254,064
  Other liabilities........................................            7,222                23,860
                                                                  ----------            ----------
    TOTAL LONG-TERM LIABILITIES............................        1,755,530               294,859
Mandatorily redeemable preferred stock (liquidation
  preference $100 per share, 3,000,000 shares authorized,
  1,000,000 shares issued and outstanding).................           96,500                    --
Stockholders' equity:
  Interdivision account....................................               --               908,392
  Junior preferred stock (liquidation preference $1.00 per
    share, 100 shares authorized, issued and
    outstanding)...........................................               --                    --
  Common stock (par value $.01 per share, 300,000,000
    shares authorized, 94,600,000 shares issued and
    outstanding)...........................................              946                    --
  Additional paid in capital...............................          341,650                    --
  Retained earnings........................................           15,124                    --
                                                                  ----------            ----------
    TOTAL STOCKHOLDERS' EQUITY.............................          357,720               908,392
                                                                  ----------            ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............       $2,425,839            $1,367,403
                                                                  ==========            ==========

                See notes to consolidated financial statements.

Note: The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

                        PACKAGING CORPORATION OF AMERICA
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                             GROUP (NOTE 1)
                                 ---------------------------------------
                                     NINE MONTHS        JANUARY 1, 1999       APRIL 12, 1999
                                        ENDED               THROUGH              THROUGH
                                  SEPTEMBER 30, 1998     APRIL 11, 1999     SEPTEMBER 30, 1999
                                 --------------------   ----------------   --------------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales......................       $1,184,142           $ 433,182            $ 816,538
Cost of sales..................         (962,126)           (367,483)            (640,587)
                                      ----------           ---------            ---------
  Gross profit.................          222,016              65,699              175,951

Impairment loss................               --            (230,112)                  --
Selling and administrative
  expenses.....................          (79,670)            (30,584)             (53,283)
Other income (expense), net....           32,064              (2,207)                  56
Corporate
  allocations/overhead.........          (47,530)            (14,890)             (13,509)
                                      ----------           ---------            ---------
  Income (loss) before
    interest, taxes and
    extraordinary item.........          126,880            (212,094)             109,215
Interest expense, net..........           (2,148)               (221)             (73,627)
                                      ----------           ---------            ---------
  Income (loss) before taxes
    and extraordinary item.....          124,732            (212,315)              35,588
Provision for taxes............          (49,654)             83,716              (14,655)
                                      ----------           ---------            ---------
  Income (loss) before
    extraordinary item.........           75,078            (128,599)              20,933
Extraordinary item, net of
  tax..........................               --              (6,327)                  --
                                      ----------           ---------            ---------
Net income (loss)..............           75,078            (134,926)              20,933
Preferred dividends and
  accretion of preferred stock
  issuance costs...............               --                  --               (5,809)
                                      ----------           ---------            ---------
Net income (loss) available to
  common stockholders..........       $   75,078           $(134,926)           $  15,124
                                      ==========           =========            =========
Basic earnings per share:
  Income (loss) before
    extraordinary item.........       $      .79           $   (1.36)           $     .16
  Extraordinary item...........               --                (.07)                  --
                                      ----------           ---------            ---------
  Net income (loss) per common
    share......................       $      .79           $   (1.43)           $     .16
                                      ==========           =========            =========
Diluted earnings per share:
  Income (loss) before
    extraordinary item.........       $      .79           $   (1.36)           $     .16
  Extraordinary item...........               --                (.07)                  --
                                      ----------           ---------            ---------
  Net income (loss) per common
    share......................       $      .79           $   (1.43)           $     .16
                                      ==========           =========            =========
Weighted average common shares
  outstanding..................           94,600              94,600               92,451

                See notes to consolidated financial statements.

                        PACKAGING CORPORATION OF AMERICA
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                 GROUP (NOTE 1)
                                                     ---------------------------------------   APRIL 12, 1999
                                                         NINE MONTHS        JANUARY 1, 1999        THROUGH
                                                            ENDED               THROUGH         SEPTEMBER 30,
                                                      SEPTEMBER 30, 1998     APRIL 11, 1999         1999
                                                      ------------------    ---------------    --------------
                                                                          (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net income.......................................        $ 75,078           $  (134,926)        $  20,933
  Adjustments to reconcile net income to net cash
    provided by operating activities -
    Depreciation, depletion and amortization.......          72,276                30,905            72,006
    Amortization of financing costs................              --                    --             3,946
    Extraordinary loss - early debt
      extinguishment...............................              --                 6,327                --
    (Gain)/loss on sale of assets..................         (32,004)              230,112            (1,016)
    Amortization of deferred gain..................          (1,480)                 (493)               --
    Increase in deferred income taxes..............          48,559                 9,782            11,309
    Undistributed earnings of affiliated
      companies....................................             (40)                 (106)              729
    Other, net.....................................             102                    56               275
  Changes in components of working capital,
    excluding transactions with Tenneco -
      Decrease (increase) in current assets -
        Accounts receivable........................           2,006                (8,183)          (33,172)
        Inventories, net...........................          (5,115)               (7,514)            2,805
        Prepaid expenses and other.................            (635)                4,201               683
      (Decrease) increase in current liabilities -
        Accounts payable...........................         (19,629)               26,996            27,912
        Accrued liabilities........................          (5,154)               (3,508)           62,758
                                                           --------           -----------         ---------
Net cash provided by operating activities..........         133,964               153,649           169,168
                                                           --------           -----------         ---------
Cash Flows from Investing Activities:
  Additions to property, plant and equipment.......         (70,966)           (1,128,255)          (49,216)
  Other long-term assets...........................          (8,600)                2,284            (6,936)
  Proceeds from disposals..........................           4,381                   825             1,314
  Other, net.......................................          (5,963)                4,001              (391)
                                                           --------           -----------         ---------
Net cash used for investing activities.............         (81,148)           (1,121,145)          (55,229)
                                                           --------           -----------         ---------
Cash Flows from Financing Activities:
  Proceeds from preferred stock....................              --                    --            96,500
  Proceeds from long-term debt issued..............             130             1,760,000             9,000
  Payments on long-term debt.......................         (10,457)              (27,550)         (109,061)
  Financing costs..................................              --                    --           (99,179)
  Proceeds from final settlement of purchase
    price..........................................              --                    --            20,000
  Decrease in interdivision account................         (46,002)             (616,769)               --
  Working capital transactions with Tenneco and
    affiliated companies -
    Decrease (increase) in receivables from
      affiliated companies.........................           2,931                 1,353                --
    (Decrease) increase in factored receivables....           1,138              (150,099)               --
    Increase in accounts payable to affiliated
      companies....................................            (556)                  561                --
                                                           --------           -----------         ---------
Net cash (used for) provided by financing
  activities.......................................         (52,816)              967,496           (82,740)
                                                           --------           -----------         ---------
Increase in cash and cash equivalents..............              --                     0            31,199
Cash and cash equivalents at beginning of period...               1                     1                 1
                                                           --------           -----------         ---------
Cash and cash equivalents at end of period.........        $      1           $         1         $  31,200
                                                           ========           ===========         =========

                See notes to consolidated financial statements.

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                               SEPTEMBER 30, 1999

1.  BASIS OF PRESENTATION

    On April 12, 1999, Tenneco Packaging Inc. ("TPI"), a wholly owned subsidiary of Tenneco Inc. ("Tenneco") as of September 30, 1999 that is now known as Pactiv Corporation, sold its containerboard and corrugated packaging products business (the "Group") to Packaging Corporation of America ("PCA") for $2.2 billion. The Group is the predecessor to PCA. The $2.2 billion purchase price paid to TPI for the Group consisted of $246.5 million in cash, the assumption of $1.8 billion of debt incurred by TPI immediately prior to the closing, and the issuance of a 45% common equity interest in PCA. PCA Holdings, an entity organized and controlled by Madison Dearborn Partners, LLC, acquired the remaining 55% common equity interest in PCA for $236.5 million in cash. These events are collectively referred to as the "Transactions."

    PCA's consolidated financial statements as of September 30, 1999 and for the period from April 12, 1999 to September 30, 1999, and the Group's (i.e., predecessor's) combined financial statements for the nine months ended
September 30, 1998 and for the period from January 1, 1999 to April 11, 1999, are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of SEC Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results during the period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the period ending December 31, 1999.

    As a result of the Group's relationship with TPI, the combined consolidated balance sheets and the related combined consolidated income statements are not necessarily indicative of what actually would have occurred had the Group been a stand-alone entity. Additionally, these combined financial statements are not necessarily indicative of the future financial position or results of operations of PCA.

2.  SUMMARY OF ACCOUNTING POLICIES

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    SEGMENT INFORMATION

    The Group adopted Statement of Financial Accounting Standards ("SFAS")
No. 131, "Disclosure About Segments of an Enterprise and Related Information," in 1998 and determined that the Group was primarily engaged in one line of business: the manufacture and sale of packaging materials, boxes and containers for industrial and consumer markets. PCA also believes

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

that it is primarily engaged in this single line of business. No single customer accounts for more than 10% of total revenues. PCA has no foreign operations.

    EARNINGS PER SHARE

    All share and per share data included in these unaudited financial statements have been adjusted to reflect a 220-for-one split of the company's common stock which became effective on October 19, 1999.

    The following table sets forth the computation of basic and diluted income per share (in thousands, except per share data):

                                       NINE MONTHS       JANUARY 1, 1999     APRIL 12, 1999
                                          ENDED              THROUGH            THROUGH
                                    SEPTEMBER 30, 1998   APRIL 11, 1999    SEPTEMBER 30, 1999
                                    ------------------   ---------------   ------------------
Numerator:
  Net income applicable to
    common stockholders...........        $75,078           $(134,926)           $15,124
Denominator:
  Basic common shares
    outstanding...................         94,600              94,600             92,451
Effect of non-vested stock........             --                  --              2,149
Effect of dilutive securities:
  Stock options (Note 6)..........             --                  --              1,682
                                          -------           ---------            -------
Dilutive common shares
  outstanding.....................         94,600              94,600             96,282
Basic income (loss) per
  common share....................        $   .79           $   (1.43)           $   .16
Diluted income (loss) per
  common share....................        $   .79           $   (1.43)           $   .16

    CHANGES IN ACCOUNTING PRINCIPLES

    In June, 1998, the Financial Accounting Standards Board issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This statement is effective for all fiscal years beginning after June 15, 2000. The adoption of this new

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

2.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

standard is not expected to have a significant effect on PCA's financial position or results of operation.

3.  INVENTORY

    The components of inventories are as follows:

                                                               GROUP (NOTE 1)
                                            SEPTEMBER 30,     -----------------
                                                 1999         DECEMBER 31, 1998
                                           ----------------   -----------------
                                                                  (AUDITED)
(IN THOUSANDS)
Raw materials............................      $ 67,793            $ 86,681
Work in process and finished goods.......        62,138              48,212
Supplies.................................        49,254              44,310
                                               --------            --------
Inventories at FIFO cost.................       179,185             179,203
Excess of FIFO cost over LIFO cost.......       (23,757)            (28,484)
                                               --------            --------
Inventory, Net...........................      $155,428            $150,719
                                               ========            ========

    An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must necessarily be based on management's estimates of expected year-end inventory levels and costs. Because these are subject to many forces beyond management's control, interim results are subject to the final year-end LIFO inventory valuation.

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

4.  LONG-TERM DEBT

                                                                               GROUP (NOTE 1)
                                                            SEPTEMBER 30,     -----------------
                                                                 1999         DECEMBER 31, 1998
                                                           ----------------   -----------------
(IN THOUSANDS)                                                                    (AUDITED)
Senior credit facility--
  Revolving credit facility, interest at LIBOR (5.80% as
    of September 30, 1999) + 2.75%, due April 12, 2005...     $       --           $    --
  Term Loan A, interest at LIBOR (5.80% as of
    September 30, 1999) + 2.75%, due in varying quarterly
    installments through April 12, 2005..................        421,983                --
  Term Loan B, interest at LIBOR (5.80% as of
    September 30, 1999) + 3.25%, due in varying quarterly
    installments through April 12, 2007..................        344,008                --
  Term Loan C, interest at LIBOR (5.80% as of
    September 30, 1999) + 3.50%, due in varying quarterly
    installments through April 12, 2008..................        344,008                --
Senior subordinated notes, interest at 9.625%, payable
  semi-
  annually, due April 1, 2009............................        550,000                --
Notes payable, interest at an average rate of 13.5%, due
  in varying amounts through 2010........................             --            16,553
Other....................................................            406               999
                                                              ----------           -------
  Total..................................................      1,660,405            17,552
Less: Current portion....................................          8,196               617
                                                              ----------           -------
  Total long-term debt...................................     $1,652,209           $16,935
                                                              ==========           =======

    As of September 30, 1999, annual payments for debt during the next five years and thereafter were: $8.2 million, $56.8 million, $89.6 million, $104.6 million, $122.1 million and $1,279.2 million.

    PCA prepaid $75.0 million of the term loans on May 18, 1999, $10.0 million on July 15, 1999, $1.3 million on September 16, 1999, $13.7 million on September 30, 1999, $194.6 million on October 1, 1999, $27.5 million on October 14, 1999, and $10.9 million on October 29, 1999. Accordingly, no quarterly installments are due until December 2001 for Term Loans A, B and C.

    During the second quarter of 1999, PCA entered into three interest rate collar agreements which protect against rising interest rates and simultaneously guarantee a minimum interest rate. The notional amount of these collars is $720 million. The weighted average floor of the interest rate collar agreements is 4.97% and the weighted average ceiling of the interest rate collar agreements is 6.75%. The interest rates on approximately 64% of PCA's term loan obligations at September 30, 1999 are capped.

    In February 1999, Tenneco paid off the remaining note payable as part of the Transactions. The payment was $27.2 million, including a $10.6 million premium payment for early extinguishment of debt.

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

5.  MANDATORILY REDEEMABLE PREFERRED STOCK

    On April 12, 1999, PCA issued 1,000,000 shares of 12.375% senior exchangeable preferred stock, liquidation preference of $100 per share. 3,000,000 shares are authorized and 1,000,000 shares were issued and outstanding as of September 30, 1999. PCA incurred $3,500,000 of issuance costs. These costs are being amortized through 2010, at which time the preferred stock is required to be redeemed.

6.  STOCKHOLDER'S EQUITY

    On April 12, 1999, PCA issued 100 shares of Junior Preferred Stock, liquidation preference of $1.00 per share. Holders of the Junior Preferred Stock are not entitled to receive any dividends or distributions and have the right to elect one director to PCA's board of directors. Under the terms of the stockholders agreement, the holders of the Junior Preferred Stock have agreed to elect the individual serving as PCA's chief executive officer to fill this director position. Shares of Junior Preferred Stock may not be reissued after being reacquired in any manner by PCA.

    In June 1999, PCA granted options to management for the purchase of 6,576,460 shares of common stock at the fair market value at the date of grant. These options generally vest as follows:

June 2000...................................................   20%
June 2001...................................................   20%
June 2002...................................................   20%
June 2003...................................................   20%
June 2004...................................................   20%

    These options vest immediately upon the closing of an initial public offering of PCA's equity. However, the option shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying options. At September 30, 1999, 6,576,460 options were outstanding at an exercise price of $4.55 per share, none of which were exercisable.

    On October 19, 1999, PCA effected a 220-for-one split of its common stock which resulted in an increase in the number of outstanding shares of its common stock from 430,000 to 94,600,000. All historical share numbers for PCA contained in the financial statements and related notes reflect the 220-for-one split.

7.  SALE OF THE GROUP AND RELATED IMPAIRMENT

    On January 26, 1999, Tenneco announced that it had entered into an agreement to contribute a majority interest in the Group to a new joint venture with Madison Dearborn Partners, in exchange for cash and debt assumption totaling approximately $2.2 billion, and a 45% common equity interest in the joint venture. The owned and leased assets contributed included the Group's two linerboard and two medium mills, 39 corrugator plants, 28 sheet/specialty plants, three sawmills, an air-drying yard, three recycling facilities, miscellaneous other property, which includes sales offices and woodlands forest management offices, numerous distribution centers, warehouses and five design centers and an ownership or controlling interest in approximately 950,000 acres of timberland. The Transactions closed on April 12, 1999.

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

7.  SALE OF THE GROUP AND RELATED IMPAIRMENT (CONTINUED)

    In connection with the Transactions, TPI borrowed approximately $1.8 billion, most of which was used to acquire assets used by the Group pursuant to operating leases and timber cutting rights, with the remainder remitted to Tenneco.

    Tenneco then contributed the Group's assets (subject to the new indebtedness) and the Group's liabilities to PCA in exchange for (a) a 45% common equity interest in PCA valued at approximately $200.0 million and
(b) $246.5 million in cash. As a result of the Transactions, Tenneco recognized a pretax loss in the first quarter of 1999 of approximately $293.0 million. Part of that loss consisted of an impairment charge relating to the Group's property, plant and equipment and intangible assets, which was pushed down to the Group's March 31, 1999 financial statements. The amount of the impairment charge is approximately $230.1 million and was allocated to the following financial statement line items:

(IN THOUSANDS)
Intangibles..............................................   $ 46,206
Machinery and equipment..................................    183,906
                                                            --------
    Total................................................   $230,112
                                                            ========

    The impairment charge was first applied against the goodwill specifically attributable to the containerboard assets and the remaining amount was applied against property, plant and equipment.

    The Group's financial statements reflect $230.1 million of the $293.0 million charge representing the impairment attributable to the assets. Tenneco has informed PCA that the remaining $62.9 million charge primarily includes liabilities for direct incremental costs of sales, severance costs and other contractual obligations directly related to the containerboard transaction, and the impairment of other containerboard-related assets not contributed to PCA. The $62.9 million charge is not part of the Group's financial statements.

    On August 25, 1999, PCA Holdings and TPI agreed that the acquisition consideration should be reduced as a result of a post-closing price adjustment by an amount equal to $20.0 million plus interest through the date of payment by TPI. On September 23, 1999, TPI paid PCA $20.7 million, representing the $20.0 million adjustment and $0.7 million of interest. PCA recorded $11.9 million of this amount on the June 30, 1999 balance sheet, representing the amount that was previously agreed to, and recorded the remaining amount in September 1999.

8.  EXTRAORDINARY LOSS

    During the first quarter of 1999, the Group extinguished $16.6 million of debt related to mill assets. In connection with that extinguishment an extraordinary loss of $10.6 million was recorded ($6.3 million, net of the related tax effects).

                        PACKAGING CORPORATION OF AMERICA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

9.  SUMMARIZED COMBINED FINANCIAL INFORMATION ABOUT GUARANTOR SUBSIDIARIES

    The following is summarized aggregated financial information for Dahlonega Packaging Corporation, Dixie Container Corporation, PCA Hydro, Inc., PCA Tomahawk Corporation and PCA Valdosta Corporation, each of which was a wholly-owned subsidiary of TPI and included in the Group's combined financial statements. In connection with the sale of the Group to PCA, each of these companies became subsidiaries of PCA and fully, unconditionally, jointly and severally guaranteed $550 million in senior subordinated notes issued by PCA in connection with the Transactions. Separate financial statements of the guarantor subsidiaries are not presented because, in the opinion of management, such financial statements are not material to investors.

                                                        SEPTEMBER 30,
                                                            1999
                                                        -------------
(IN THOUSANDS)
Current assets........................................     $16,194
Non-current assets....................................      14,041
                                                           -------
  Total assets........................................      30,235

Current liabilities...................................       4,292
Non-current liabilities...............................       5,332
                                                           -------
  Total liabilities...................................       9,624
                                                           -------
Net assets............................................     $20,611
                                                           =======

                                                       NINE MONTHS
                                                          ENDED
                                                      SEPTEMBER 30,
                                                   -------------------
                                                     1999       1998
                                                   --------   --------
(IN THOUSANDS)
Net sales........................................  $33,322    $25,814
Gross profit.....................................    2,540        918
Net (loss).......................................     (706)      (579)

10.  SUBSEQUENT EVENT

    In August 1999, PCA signed purchase and sales agreements with various buyers to sell approximately 405,000 acres of timberland. PCA completed the sale of these acres in the fourth quarter of 1999 and received total net proceeds of $263 million. These proceeds were used to pay down debt.

                                  UNDERWRITING

    PCA, the selling stockholder and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Smith
Barney Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are the representatives of the underwriters.

                                                               Number of
                        Underwriters                            Shares
                        ------------                           ---------
Goldman, Sachs & Co.........................................    9,825,000
Morgan Stanley & Co. Incorporated...........................    9,825,000
Salomon Smith Barney Inc....................................    9,825,000
Deutsche Bank Securities Inc................................    4,920,000
J.P. Morgan Securities Inc..................................    4,920,000
Robert W. Baird & Co. Incorporated..........................      320,000
Banc of America Securities LLC..............................      625,000
Bear, Stearns & Co. Inc.....................................      625,000
Donaldson, Lufkin & Jenrette Securities Corporation.........      625,000
A.G. Edwards & Sons, Inc....................................      625,000
First Union Securities, Inc.................................      625,000
Loop Capital Markets, LLC...................................      320,000
McDonald Investments Inc., A KeyCorp Company................      320,000
Neuberger Berman, LLC.......................................      320,000
Raymond James & Associates, Inc.............................      320,000
U.S. Bancorp Piper Jaffray Inc..............................      320,000
Wachovia Securities, Inc....................................      320,000
Warburg Dillon Read LLC.....................................      625,000
Wasserstein Perella Securities, Inc.........................      625,000
Wit Capital Corporation.....................................      320,000
                                                              -----------
      Total.................................................   46,250,000
                                                              ===========

                               ------------------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 6,160,240 shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by PCA and by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 6,160,240 additional shares.

                                                             Paid by PCA
                                                     ---------------------------
                                                     No Exercise   Full Exercise
                                                     -----------   -------------
Per Share..........................................  $     0.64     $     0.64
Total..............................................  $7,200,000     $7,200,000

                                                   Paid by the Selling Stockholder
                                                   -------------------------------
                                                    No Exercise     Full Exercise
                                                   --------------   --------------
Per Share........................................   $      0.64      $      0.64
Total............................................   $22,400,000      $26,342,554

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.39 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    PCA's officers and directors and all of PCA's existing stockholders have agreed with the underwriters not to offer, sell, hedge, or contract to sell, hedge or otherwise dispose of any of their shares of common stock or any other securities of PCA that they own that are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), for a period of 180 days after the date of the offering. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

    At the request of PCA, the underwriters have agreed to reserve up to 75,000 shares of common stock for sale to salaried and hourly employees of PCA at the initial public offering price set forth on the cover of this prospectus. The number of shares available for sale to the general public in the offering will be reduced by the number of reserved shares sold to these employees. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

    Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the selling stockholder, PCA and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be PCA's historical performance, estimates of the business potential and earnings prospects of PCA, an assessment of PCA's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The common stock will be listed on the New York Stock Exchange under the symbol "PKG". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    PCA and the selling stockholder estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,500,000. Under the terms of the registration rights agreement, PCA has agreed to pay the expenses of the selling stockholder, other than underwriting discounts and commissions, in connection with the offering.

    PCA and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman, Sachs & Co. is a lender under PCA's senior credit facility. Goldman, Sachs & Co. represented Tenneco in connection with the sale of the Group to PCA. Additionally, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. (under the name BT Alex. Brown Incorporated) were co-lead arrangers, Bankers Trust Company, an affiliate of Deutsche Bank
Securities Inc., was the syndication agent, and Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., was the administrative agent, for the lenders' syndicate to the senior credit facility.

    J.P. Morgan Capital Corporation and Sixty Wall Street Fund, L.P., affiliates of J.P. Morgan Securities Inc., and BT Capital Investors, L.P., an affiliate of Deutsche Bank Securities Inc., are co-investors with Madison Dearborn Capital Partners III, L.P. in PCA Holdings, and, as of December 31, 1999, may be deemed to own beneficially 3,666,713 shares, 1,222,237 shares and 880,000 shares of the common stock of PCA, respectively. J.P. Morgan Capital Corporation, Sixty Wall Street Fund, L.P. and BT Capital Investors, L.P. have agreed not to sell, transfer, assign or hypothecate for 90 days following the effective date of the offering either their membership interests in PCA Holdings LLC or any shares of common stock of PCA issuable upon redemption of these interests in order to comply with the provisions of Rule 2710 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding underwriter compensation.
J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. (through its affiliates) were the initial purchasers of the notes and the senior exchangeable preferred stock issued in connection with the closing of the transactions and have engaged, and may in the future engage (directly or through affiliates), in commercial banking and/or investment banking transactions with PCA and its affiliates.

                 [MAP DEPICTING LOCATION OF CORRUGATED PLANTS,
                  MARKETING DESIGN CENTERS, TECHNICAL CENTER,
                  SHEET/SPECIALTY PLANTS AND MILLS/WOODLANDS]

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                         Page
                                       --------
Prospectus Summary...................       1
Risk Factors.........................      10
Forward-Looking Statements...........      16
The Transactions.....................      17
Use of Proceeds......................      19
Dilution.............................      20
Dividend Policy......................      21
Capitalization.......................      22
Unaudited Pro Forma Financial
  Information........................      23
Selected Financial and Other Data....      31
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      36
Business.............................      49
Management...........................      60
Certain Relationships and Related
  Transactions.......................      69
Principal and Selling Stockholders...      72
Description of Capital Stock.........      74
Shares Eligible for Future Sale......      76
Description of Certain
  Indebtedness.......................      79
U.S. Federal Tax Consequences for
  Non-United States Holders of Common
  Stock..............................      81
Legal Matters........................      83
Experts..............................      83
Where You Can Find More Information..      83
Index to Financial Statements........     F-1
Underwriting.........................     U-1

                               46,250,000 Shares

                             PACKAGING CORPORATION
                                   OF AMERICA

                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                           DEUTSCHE BANC ALEX. BROWN
                               J.P. MORGAN & CO.

                      Representatives of the Underwriters

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